12027012

Form 10-K

Asia Green Agriculture Corp - AGAC

Annual report with a comprehensive overview of the company

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2011**

OR

[ ] TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File No. **000-53343**

ASIA GREEN AGRICULTURE CORPORATION
(Exact name of registrant as specified in its charter)

Nevada	**26-2809270**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

Shuinan Industrial Area, Songxi County,	
Fujian Province 353500, China	**353500**
(Address of principal executive offices)	(Zip Code)

(+86) 0599-2335520
Registrant's telephone number

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of Each Class	**Name of Each Exchange on Which Registered**
None	**None**

Securities registered pursuant to Section 12(g) of the Exchange Act:
Common Stock, Par Value $0.001 per Share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.

[X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]　　　　Accelerated filer [ ]

Non-accelerated filer [ ]　　　　Smaller reporting company [X]
(Do not check if a smaller company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Yes [ ] No [X]

The aggregate market value of the shares of common stock held by non-affiliates of the registrant (based upon the $4.00 closing price of the common stock as of the last business day of the registrant's most recently completed second fiscal quarter as reported on the OTC Bulletin Board), was approximately $57 million. Shares of common stock held by each executive officer and director and by each person who owned 10% or more of the outstanding common stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of March 02, 2012, there were 36,823,626 shares of the registrant's common stock outstanding. The common stock is the registrant's only class of stock currently outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement to be filed with the Securities and Exchange Commission within 120 days after registrant's fiscal year end December 31, 2011 are incorporated by reference into Part III of this report.

TABLE OF CONTENTS

		Page
	PART I	
ITEM 1.	BUSINESS	2
ITEM 1A.	RISK FACTORS	14
ITEM 1B.	UNRESOLVED STAFF COMMENTS	25
ITEM 2.	PROPERTIES	25
ITEM 3.	LEGAL PROCEEDINGS	26
ITEM 4.	MINE SAFETY DISCLOSURES	26
	PART II	
ITEM 5.	MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES	27
ITEM 6.	SELECTED FINANCIAL DATA	27
ITEM 7.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	27
ITEM 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	41
ITEM 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA	41
ITEM 9.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	41
ITEM 9A.	CONTROLS AND PROCEDURES	41
ITEM 9B.	OTHER INFORMATION	42
	PART III	
ITEM 10.	DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE	43
ITEM 11.	EXECUTIVE COMPENSATION	43
ITEM 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS	43
ITEM 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTION, AND DIRECTOR INDEPENDENCE	43
ITEM 14.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	43
	PART IV	
ITEM 15.	EXHIBITS, FINANCIAL STATEMENT SCHEDULES	47
	SIGNATURES	47
	CONSOLIDATED FINANCIAL STATEMENTS	48

USE OF TERMS; CONVENTIONS

Except where the context otherwise requires and for the purposes of this report only:

- "We," "us," "our company," and "our," refer to the combined business of Asia Green Agriculture Corporation (formerly known as SMSA Palestine Acquisition Corp.). and its consolidated subsidiaries;
- "Sino Oriental" refers to Sino Oriental Group Limited, our direct, wholly-owned subsidiary, a BVI corporation;
- "Misaky" refers Misaky Industrial Limited, our indirect, wholly-owned subsidiary, a Hong Kong corporation;
- "Fujian Yada" refers to Fujian YADA Group Co., Ltd, our indirect, wholly-owned subsidiary, a Chinese corporation;
- "China," "Chinese" and "PRC," refer to the People's Republic of China;
- "Renminbi" and "RMB" refer to the legal currency of China; and
- "U.S. dollars," "dollars" and "$" refer to the legal currency of the United States.

Our functional currency is the RMB; however, our financial information is expressed in U.S. Dollars. Assets and liabilities are translated into U.S. Dollars at the closing exchange rates on the balance sheet date, and revenues and expenses are translated at the average exchange rate. The closing exchange rates were RMB 6.365 to $1 as at December 31, 2011 and RMB 6.612 to $1 as at December 31, 2010. The average exchange rates were RMB 6.453 to $1 for year ended December 31, 2011 and the rate of RMB 6.759 to $1 for the year ended December 31, 2010.

STOCK SPLIT AND NAME CHANGE

On January 18, 2011, we filed amended and restated Articles of Incorporation with the Nevada Secretary of State to give effect to (i) a 2.5 for 1 forward stock split and (ii) an increase in our authorized common stock from 100 million shares to 200 million shares and (iii) a name change from SMSA Palestine Acquisition Corporation to Asia Green Agriculture Corporation. The information in this report has been adjusted to give effect to the stock split, increase in authorized capital and name change.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or the "Securities Act," and Section 21E of the Securities Exchange Act of 1934 or the "Exchange Act." These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or anticipated results. In some cases, you can identify forward looking statements by terms such as "may," "intend," "might," "will," "should," "could," "would," "expect," "believe," "anticipate," "estimate," "predict," "potential," or the negative of these terms. These terms and similar expressions are intended to identify forward-looking statements. Statements in this report regarding the following, among others, are forward looking statements:

- our expected future business, financial condition and results of operations;
- anticipated market demand for and timing of introduction of our products;
- expectations regarding the growth of the organic food products and organic food processing industries in China;
- expectations regarding trends in PRC governmental policies and regulations relating to the organic food based products and organic food processing industries; and
- general economic and business conditions in China.

The forward-looking statements in this report are based upon management's current expectations and beliefs, which management believes are reasonable. However, these forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in the "Risk Factors," and other sections in this report. You are cautioned not to place undue reliance on any forward-looking statements.

These statements represent our estimates and assumptions only as of the date of this report. Except to the extent required by U.S. federal securities laws, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

PART I

ITEM 1. BUSINESS

Overview

We are a green and organic food producer headquartered in Fujian Province, China. We are one of the leading producers of organic bamboo shoot products in China and are a provider of fresh fruits and vegetables and processed fruits and vegetables. We grow, process and distribute over 100 varieties of fresh and processed agricultural products. Our product offerings generally fall into three main categories:

- Bamboo shoot products
- Fresh vegetables and fruit
- Processed vegetables

We are vertically integrated with operations that include the planting, harvesting, processing, packaging and selling of final products. Through our vertically integrated model, we offer direct and strict control over our fresh agricultural products, which we believe allows us to generate high margins and provide stronger guarantees for product quality relative to providers that are not vertically integrated.

Our Industry

The Bamboo shoot industry

Bamboo is a group of perennial evergreen plants and is one of the fastest growing woody plants in the world. Bamboo shoots are new bamboo culms that come out of the ground. They are edible and widely used in a number of Asian dishes and broths. Bamboo shoots are low in saturated fat, cholesterol and sodium; yet they are a good source of protein, vitamin E, niacin, iron, and dietary fiber. Bamboo shoots have similar nutritional elements as asparagus and are widely recognized as a healthy, green, organic food source (Source: www.wikipedia.com and www.nutritiondata.com). China has over 10 million total acres (40,468 square kilometers) of bamboo forest, placing it first in the world (Source: China Bamboo Shoot Association). China is also the largest producer of bamboo shoot products with over 90% of global market share (Source: China Bamboo Shoot Association). The overall Chinese bamboo shoot industry is highly fragmented; there are currently over 2,000 bamboo shoot companies in China.

Organic food products industry

The global organic food market has experienced 20% to 30% annual growth in the past few years. China is one of the world's fastest growing markets for organic food products both in terms of consumer demand and commercial production. Sales of organic food products reached $2.1 billion in China in 2010 (Source: http://www.cnca.gov.cn:81/cnca/zwxx/xwdt/ynbd/563432.shtml), and accounted for only 0.8% of the global market share (Source: www.cnca.gov.cn). The Organic Food Certificate Center estimates that China will account for more than 5% of the global organic food industry within the next ten years (Source: www.ofcc.org.cn).

China's approach to organic food is somewhat unique as compared to other countries, in that the organic food space is segmented into Certified Organic and Green Food. "Green Food" refers to safe, fine quality and nutritious food produced and processed under the principles of sustainable development and certified by the China Green Food Development Center based on specified standards. Food products that meet these standards are permitted to be sold with a Green Food" logo. The certified Green Food can be divided into two groups: Grade A (allowing the use of a certain amount of chemical materials) and Grade AA (another name for organic food) (Source: "Enhancing Sustainable Development Through Developing Green Food: China's Option" presented by Liu Lijuan, First Secretary, Mission of China to the United Nations in Geneva, July, 30 2003.) Organic certified requires that no chemical be used in the food production process. The objectives of Green Food are low environmental impact, good food safety and social efficiency. China has adopted the Green Food certifications as an alternative to full Organic certification, enabling the production of nutritious and safe foods, without the typical drop in agricultural production output that full Organic certification could cause (Source: Wikipedia: Organic Food; Organic Food Certification). According to our communication with the China Green Food Development Center, the average length of time required to obtain a Green Food certification is about one year. We sell products that are certified as Green Food, as well as products that are certified as Organic Food under the JAS (Japanese Agriculture Standard). We have also obtained Organic Food certifications for our bamboo shoots products from the China Organic Food Certification Center.

China has a strong and growing organic and green food industry. The rising popularity of organic and green foods is driven by a number of factors. First and foremost is the increasing concern of China's rising middle class with food safety. The concerns on food safety relate to both the short term purity and nutrition of the food, as well as to longer term concerns on the potential health impact of chemicals that are used in the production of the food. There is also increasing concern with the impact of agricultural production on the environment and the residual effects of agricultural chemicals on the ecosystem.

Our Operations

We operate a vertically integrated process, from planting to processing. As a result we can ensure our products have high quality, meet applicable certification guidelines and are delivered to customers in a timely fashion. We produce fresh agricultural products on our own planting bases for two main purposes. The first purpose is to develop food products for sale directly for consumer consumption. The second purpose is to develop food products as raw material to be used for future processing. Fresh agricultural products are harvested, sorted, packaged and delivered directly to distributors and end-users. The remaining fresh agricultural products are delivered to production facilities for processing. The table below summarizes our planting bases as of December 31, 2010, December 31, 2011 and our anticipated expansion for 2012.

	2010	2011	2012E
Bamboo forest	30,500 acres (123.43 square kilometers)	31,700 acres (128.29 square kilometers)	40,000 acres (161.87 square kilometers)
Vegetables & Fruits (including mushrooms)	12,500 acres (50.59 square kilometers)	12,500 acres (50.59 square kilometers)	12,500 acres (50.59 square kilometers)

Bamboo forest

As of December 31, 2011, we had the right to use approximately 31,700 acres (128.29 square kilometers) of bamboo forest. We purchase land use rights to bamboo forest, or enter into lease agreements with the local rural village cooperatives and pay rent for the use of the land. Generally, the terms of our bamboo forest leases are for a period of 20 to 37 years. We are currently in the second to seventh year of each of our lease terms for bamboo forest.

We utilize our experience in bamboo growing to improve bamboo shoot yields by timely weeding and strategic clearing of older bamboo, thus ensuring adequate light and resources to maintain optimal capacity. Bamboo shoots are harvested from December to April. During the harvest season, we hire additional temporary workers. Currently, we use no fertilizers or pesticides in growing our bamboo shoots.

We plan to expand our bamboo forest to an aggregate of 40,000 acres (161.87 square kilometers) by the end of 2012.

Vegetable and fruit planting base

As of December 31, 2011, we had the right to use approximately 12,500 acres (50.59 square kilometers) of vegetable and fruit planting bases through long-term lease contracts. Our vegetable and fruit planting base leases are held under 5-year to 30-year terms. We are currently in the second to seventh year of each of our lease terms for our vegetable and fruit planting basis.

We adopt an integrated approach in managing vegetable and fruit planting processes. Before planting, we receive sales indications from our customers on anticipated requirements and product specifications. After analyzing these indications, we formulate a planting schedule, by taking into account order sizes, market dynamics, and land requirements. The lead time for agricultural production varies depending on the type of vegetable or fruit, and on average, takes three to four months. This customer-driven process is intended to improve production efficiency and eliminate over/under production of products.

Farmers conduct the entire planting process for our vegetables and fruits according to our standardized planting procedures using designated seeds, fertilizer, and, if appropriate, pesticides.

Our Products

We currently provide over 100 kinds of fresh and processed products that can be grouped into the following three categories: organic bamboo shoot products, fresh vegetables and fruits and processed vegetables.

Organic bamboo shoot products

We sell fresh bamboo shoots and processed bamboo shoot products. We have developed strong brand equity for bamboo shoot products in China. In May 2011, State Administration of Industry and Commerce recognized our " " mark as a "Well Known Trademark. Our bamboo shoot revenue accounted for approximately 48% of our total revenue in 2011.

Our bamboo shoot products are all organic. We grow our bamboo shoot requirements to satisfy all the requirements necessary for certification as complying with the Japanese Agricultural Standard, or JAS, (the highest agricultural quality standard used by the Overseas Merchandise Inspection Company). However, we do not seek JAS certification for all our products, since we only export some of our products to Japan. The JAS program is based on the ongoing evaluation of internal procedures and the management competence of respective certified operators. An operator must have standard operational procedures in written form regarding all JAS relevant details of production, quality and labeling, and must prove the existence of a documented internal verification that each specific lot of products was produced in compliance with the JAS standards and the operator's standard operational procedures. To apply for the JAS certification, an operator must submit its application to an accredited certifier of JAS certification.

Fresh bamboo shoots are harvested from December to April. According to Chinese custom, bamboo shoots which are harvested before March are known as "winter bamboo shoots," and those harvested starting from March are referred to as "spring bamboo shoots." Winter bamboo shoots are lower in output and higher in price compared with spring bamboo shoots. We sell most of our winter bamboo shoots and a portion of our spring bamboo shoots as fresh products, and use the rest of spring bamboo shoots as raw material to produce processed bamboo shoot products in accordance with specific customer requests.

Fresh bamboo shoots are delivered directly to customers after sorting, weighing and packaging. Processed bamboo shoots are boiled in water immediately after harvesting, and are then preserved in 18 liter metal cans. Processed bamboo shoots can be stored for up to three years before being processed into final product. We can process water boiled bamboo shoots into various forms, such as block, slice, strip or crumb, based upon customer requirements. All final products are packaged in vacuumed plastic bags.

In April 2010, we launched a new processed bamboo shoot product called the high PH bamboo shoot. It is produced from fresh spring bamboo shoots using our own proprietary process. High PH bamboo shoots keep a fresh appearance, taste and flavor over time by maintaining a similar PH value level to that of fresh bamboo shoots. These attributes significantly differentiate this product from traditional processed bamboo shoots. By having high PH bamboo shoots, our customers are able to enjoy fresh tasting bamboo shoots during the off-season which we designate to be during the months of May to December. Because high PH bamboo shoots are produced from low cost spring bamboo shoots and can be sold at premium off-season prices, the product is generating higher gross profit margin than fresh bamboo shoots and traditional processed bamboo shoots. We have experienced strong demand for high PH bamboo shoots since launching them in April 2010, and believe this product has great market potential. We believe we are the sole supplier of this product in the world. We have applied for patent protection on the processing procedures and formulation for high PH bamboo shoots. That application is pending.

In December 2010, we launched a seasoned bamboo shoot product that is ready-to-eat and like a snack. To date, revenue from this product has not been material.

Bamboo wood

In order to maintain an optimal density of bamboo forests for production of bamboo shoots, we cut and harvest a proportion of older bamboo and sell it for wood products. In 2011, approximately 15% of our total revenue was derived from selling mature bamboo for use in wood products.

Fresh vegetables and fruits

Fresh fruits and vegetables accounted for approximately 29% of our total revenue in 2011. We grow and sell different varieties of vegetables and fruits, including mushrooms, corn, taro, radishes, cucumbers, ginger, and grapefruits. We harvest fresh vegetables and fruits, sort, weigh, pack and deliver these fresh vegetables and fruits to customers. Different varieties have different harvest seasons. Currently, we supply all of our fresh vegetables and fruits from our own planting bases and ship them to customers in season.

The China Green Food Development Center has established certification procedures that require an applicant wishing to apply for Green Food certification for its products to submit an application to the provincial green food office, which will conduct a document review and an onsite inspection, designate a product inspection agency to conduct a product inspection, and, if necessary, designate a environmental monitoring station to collect and inspect samples of the relevant product. After receiving reports from the provincial green food office, the production inspect agency and the environmental monitoring station, the China Green Food Development Center will send the information it has collected to the Green Food Certification and Review Committee for its review. If the Committee decides that the product meets the Green Food standards, the Center will grant a Green Food Certification for the product to the applicant.

Our fresh vegetables and fruits are grown to meet the standards for Green Food Certification. Some of our vegetables and fruits have received the Green Food Certification. However, we do not seek Green Food certification for all our products that we believe satisfy the requirements for the certification. Based on our discussions with the China Green Food Development Center, the average length of time required to obtain a Green Food certification is about one year.

Organic off-season fresh vegetables will be pre-processed by washing, sorting, and packaging in plastic trays before being delivered to the market. We expect off-season vegetables to become an additional avenue of growth.

Processed vegetables

Our processed vegetables are typically harvested, boiled and then dehydrated or brined. Processed vegetables include water boiled fuki, water boiled corn, brined ginger, water boiled mushrooms, dehydrated mushrooms and water boiled warabi. We supply most of the raw materials for our processed vegetables from our own planting bases. We also purchase pre-processed vegetables which are either not available in Fujian Province or which we are unable to produce in sufficient quantity. Processed vegetables contributed 8% of our total revenue in 2011.

Operations

We currently process our products through two subsidiary entities, Fujian Yada and Fujian Yaxin. We operate state-of-art processing workshops in the full-closed mode and employ advanced processing and testing equipment, some of which is imported from Japan, and the rest of which is from China. Our production lines can be used to produce both processed bamboo shoots and other processed products, which might have slight difference in details but share the same basic processing procedure.

Processing

The production process for processed products generally involves three steps. Using processed bamboo shoot and an example, the steps are as follows:

Step-1 Pre-processing

Pre-processing includes boiling, peeling and washing operations for fresh bamboo shoots. This process is labor intensive and done by our workers almost entirely by hand. We hire temporary workers to operate during peak harvesting season which is normally March and April every year. However, in case of labor shortages, we can outsource pre-processing to third party contractors.

Step-2 Semi-product processing

Semi-product processing includes sorting, cutting, sterilization, canning and storage. After being cut into standardized size, all semi-products are sterilized with high temperature. Then these semi-products are stored in sealed 18 liter cans and stored under normal temperature until they are needed for final product processing.

Step-3 Final-product processing

We take semi-products as raw material and further transform them into different forms such as block, flake, slice, strip and crumb according to different customer requirements. Then we pack the products in sealed plastic packaging and perform quality control for each batch of product.

Storage

As of December 31, 2011, we had 6,000 metric tons of cold storage capacity, and 10,000 square meters of room temperature warehouse space. Cold storage is used to temporarily store fresh produce before preliminary processing or delivery to customers, as well as to store semi-processed high PH bamboo shoots. Room temperature warehouses are used to store semi-processed products (except for semi-processed high PH bamboo shoots) and finished products.

In order to meet our growth requirements, we plan to add an additional 5,500 metric tons of cold storage capacity by the end of 2012. As of December 31, 2011, the construction work is underway. The primary purposes of building the new cold storage facility are to:

- Provide the necessary storage for fresh raw materials which are later used for processed products
- Satisfy the storage needs for our high PH bamboo shoot production
- Improve fresh produce delivery flexibility as market conditions change

Procurement

Our planting bases are located in China. We contract with local farmers to supervise the planting, growing and harvesting in accordance with our specifications. We also purchase raw materials from suppliers including seeds, fertilizers, fresh agricultural products, semi-processed vegetables, and packaging materials.

Historically, we have also purchased some fresh and semi-processed vegetables which do not grow in Fujian Province or which we do not adequately produce from our own planting bases. In the future, we expect to continue to procure fresh and semi-processed vegetables from third party suppliers when it makes strategic sense.

Quality Control & Certifications

Product quality is a core focus. We have an established and traceable quality control system in place from planting to finished products. We conduct quality control in the following procedures:


Sourcing of seeds, fertilizer, and pesticides.
Planting
Harvest
Processing
Processed Products
Fresh Produce

- We use only internally designated premium seeds, fertilizer and pesticides to ensure consistent and high quality products
- Standardized written planting handbooks for each crop
- Designated internal staff responsible for close oversight of the planting process;
- Quality tests conducted 10 days before harvest of every Batch
- We conduct quality testing before preliminary processing, before further processing, and before delivering finished products.
- We have full time staff responsible for quality control.

We have obtained the following certificates for certain of our products and planting bases:

- Japanese Agricultural Standard (the highest agricultural quality standard issued by Overseas Merchandise Inspection Company);
- ISO 9001: 2008 and ISO 9001:2000 by China Quality Certification Center (中国质量认证中心);
- Hazard Analysis and Critical Control Points by China Quality Certification center (中国质量认证中心);
- Green Food by China Green Food Development Center (中国绿色食品发展中心);
- Organic Food Certificate by China Organic Food Certification Center (COFCC) (中绿华夏有机食品认证中心); and
- Organic Certificate by The Institute for Marketecology (IMO).

The JAS certificates were granted to our production process of organic bamboo shoot products as well as 437 acres of bamboo forests (divided into 15 testing sites). We selected only a portion of our bamboo forests for certification to reduce costs, and view this as a sample testing to demonstrate that our bamboo forests meet the JAS certification standard since we believe most of our bamboo forests are substantially identical in quality.

ISO 9000 is a family of standards for quality management systems. ISO9001:2008 is the most current ISO standard and include requirements on quality management, resource management, product measurement, measurement, analysis and improvement (source: Wikipedia). Our Fujian Yada subsidiary has been awarded the certificate for its quality management system's compliance with the standard ISO9001: 2008 GB/T 19001-2008. The quality management system applies in the following area: production of boiled bamboo shoots soft pack can, boiled fuki soft pack can, boiled mixed vegetables soft pack can (including lotus root, osmunda japonica thunb and pteridium aquitinum), boiled edible fungi soft pack can, boiled corn soft pack can and 18-Liter boiled bamboo shoots can. Our Fujian Yaxin subsidiary has been awarded the certificate for its quality management system's compliance with the standard ISO9001:2000 GB/T 19001-2000 for its production of boiled bamboo shoots soft pack can, boiled edible fungi soft pack can, boiled wild vegetables soft pack can, boiled fuki soft pack can, 18-Liter boiled bamboo shoots can and boiled fuki can.

Hazard Analysis Critical Control Point (HACCP) is a systematic preventive approach to food safety and pharmaceutical safety that addresses physical, chemical, and biological hazards as a means of prevention rather than finished product inspection. It requires the operators to conduct a hazard analysis, identify critical control points, establish critical limits and monitoring for each critical control point, and establish corrective actions. (source: Wikipedia). We have been awarded the certificate of HACCP for the production of boiled bamboo shoots, boiled fuki, boiled mixed vegetables (including lotus root, osmunda japonica thunb, and pteridium aquitinum), boiled edible fungus, and boiled corn soft pack can. We have also been awarded the HACCP certificate for the production of boiled bamboo shoots soft pack can, boiled edible fungi soft pack can, boiled wild vegetables soft pack can, boiled fuki soft pack can, 18-Liter boiled bamboo shoots can and 18-Liter boiled fuki can.

We have been awarded certificates of Organic Food for our 18-Liter canned boiled bamboo shoots, boiled bamboo shoots, sliced boiled bamboo shoots, and dried bamboo shoots. We have been awarded certificates of Green Food for our fresh bamboo shoots, winter bamboo shoots, sweet tangelo and sweet corn.

Our subsidiary Fujian Yada has been issued an Organic Food Certificate valid from December 01, 2010 to November 30, 2011 by China Organic Food Certification Center (COFCC) in the area of production, process, labeling and sales, and management system. COFCC is a professional organization responsible for organic food certification and management under the Ministry of Agriculture of the P.R.C. Major functions of COFCC includes supporting enterprises to cultivate organic food market, promoting organic trade in international market and providing evidence for Chinese government to make organic food standard and organic agriculture policies. The renewal of the certificate is now in process.

The Institute for Marketecology (IMO) is one of the first and most renowned international agencies for inspection, certification and quality assurance of eco-friendly products. Its world-wide activities are accredited by the Swiss Accreditation Service (SAS) according to EN 45011 (ISO 65), which is the international standard for certification. IMO offers certification for organic production and handling according the EU Regulation (EC) No. 834/2007 and (EC) No. 889/2008. Also it has been accredited by USDA for organic certification according to the American National Organic Program (NOP) (source: http://www.imo.ch/). We have been awarded a certificate by IMO for our organic wild collection, processing and marketing of organic products, bamboo shoots and boiled bamboo shoots. The renewal of the certificate is now in process.

Intellectual Property

We have obtained or filed trademark registrations for the following marks with the Trademark Bureau of the Peoples Republic of China State Administration of Industry and Commerce. The duration of the trademark protection in the PRC is 10 years from the effective registration date:

We have filed a patent application covering our high PH bamboo shoot product with the State Intellectual Property Office of PRC. That application is pending.

Research & Development

Our research and development efforts are intended to achieve the following objectives:

- Achieve superior product safety and quality
- Reduce production costs
- Improve planting technology in order to increase crop yields
- Develop new, high value-added products

In 2011, we incurred only nominal research and development expenses. Some of our activities were carried out in-house by our own staff, which did not incur material expenses. Other activities were done in conjunction with professors and researchers from research institutes and universities with which we have relationships, including Fujian Agriculture and Forestry University, Wuyi University and Fuzhou University. Under those programs we provide the professors and researchers with nominal compensation in addition to reimbursement of expenses. Often these programs provide for joint ownership between us and the universities of any intellectual property rights resulting from the research. In those situations we may be required to enter into a separate license with the university in order to commercialize the product.

Sales and Distribution

Domestic market

In 2011, approximately 93% of our revenues were derived from sales of products into the domestic Chinese market. We sell products in China through our own sales force as well as more than 100 distributors. All of our processed products are sold in China under the Fujian Yada brand.

Our products are sold to:

- Farmer's markets
- Supermarkets in China, mainly Fujian Province and Shanghai
- Hotels and restaurants
- Specialty stores
- Food manufacturers
- The high speed train originating from the Fuzhou station

We currently have sales offices in Shanghai and Fuzhou. Our domestic sales network covers 10 provinces and cities including Shanghai, Beijing, Tianjin, Shandong, Jiangsu, Zhejiang, Fujian, Hubei, Henan, and Guangdong. Our sales teams are responsible for pursuing direct sales to customers including new businesses in the Eastern China market. We sell direct to supermarkets such as Shanghai Yimaide, Kangda-mart, Hui Jin stores, and Hualian marts in Shanghai. We sell to other major supermarkets such as Carrefour, Jiadeli and Wal-mart through distributors. We now sell directly and indirectly to over 800 stores of such major supermarkets. Sales directly to supermarkets and sales to distributors that sell to supermarkets accounted for about 8% of our total net sales for the year ended December 31, 2011. We shall expand our sales to major retailers to other provinces in China.

Japan market

In 2011, sales to the Japanese market accounted for approximately 7% of our total revenue. We sell semi-finished and final processed products to Japan. We do not currently sell fresh agricultural goods to Japan. At present, we perform all export business through one subsidiary, Shengda. We sell products in Japan through more than 20 overseas distributors. Our Japanese customers primarily consist of convenience stores and food manufacturers.

All of the products we sell to Japan are sold under an original equipment manufacturer, or OEM, arrangement, whereby we manufacture the products and they are labeled under a third party's brand name. However, the product package credits Fujian Yada as the raw material provider. We anticipate stable growth in the Japanese market for at least the near term.

Brand strategy

We seek to expand our customer base and enhance brand recognition by:

- Continuing to penetrate well-known supermarkets to promote organic and green food products;
- Attending various green food exhibitions and organizing nutrition training sessions for distributors to promote food containing crude fiber, such as bamboo shoot products and fuki and green agricultural food; and
- Promoting the trademark “ ”, recognized by the State General Administration for Industry and Commerce as a “well-known trademark” in China in May 2011.

Competition

At present, there are thousands of bamboo shoot producers in China. The market is competitive and highly fragmented. We believe that competition in our markets is based principally on price, product quality, brand recognition, stable and timely supply of products, innovation, and breadth of sales network. We believe that we compete favorably with regard to most of these factors, as follows:

- **Pricing.** Based on communications with our customers and retailers, we believe that the prices of our products are roughly average, with some of our products being less expensive and others more expensive than our competitor's products. We anticipate that we will not be a low price leader. Rather our pricing strategy will be to provide quality products at prices that are near our competitors.
- **Product taste and quality.** Based on customers' comments during communications with our sales personnel, we believe Chinese consumers generally recognize our products as having superior quality, taste and freshness. We place significant emphasis on food quality and safety and have a well-established, traceable and strict quality control system for all stages of our business, including planting, raw material sourcing, processing, packaging, storage and transportation. We apply internal quality controls which we believe are stricter than the national standard. As a result, we have received a number of product quality certifications. See “Operations—Quality Control and Certifications” above. In 2011, we grew and supplied a majority of our raw materials from our own planting bases and processed our processed vegetables in our own processing facilities.
- **Brand recognition**. In 2011 our “ ” brand was recognized as “Well Known Trademark”. To our knowledge, we are the only producers of bamboo shoot products that have received this recognition.

- **Stable timely supply of products**. Our planting bases and processing facilities are strategically located near the borders of Fujian Province, Jiangxi Province and Zhejiang Province, as well as within close proximity to the city of Shanghai. This arrangement not only affords us access to those three provinces and the city of Shanghai, but also facilitates low logistics costs, which in turn enables us to deliver fresh agricultural products on time. In addition, Fujian Province is widely recognized as the #1 growing area for bamboo globally. This provides us with access to a large potential planting base. We believe our vertically integrated business model provides us with enhanced production efficiency, stable supply of products and better control over costs as compared to those competitors that rely on third party suppliers. We also sell over 100 varieties of fresh and processed agricultural products. That product diversity allows us to meet the demands of a variety of customers and mitigate seasonality risks.

- **Sales network**. We sell all fresh agricultural products and a portion of our processed products in China through an extensive nationwide sales and distribution network, covering 10 provinces and cities. This network was comprised of more than 100 distributors and about 40 direct sales employees of our sales offices in Shanghai and Fuzhou. We sell our products, directly or indirectly through distributors, to farmers markets, supermarkets mainly in Fujian and in Shanghai, and various food manufacturers, chain restaurants and retailers in China.

Growth strategy

As a vertically integrated green and organic agricultural product producer in China with strong brand recognition, we believe we are well positioned to capitalize on future industry growth. We are focused on leveraging industry opportunities and our competitive strengths to become China's leading brand for green and organic food products through the following initiatives:

- ***Expand our planting base.*** Out of a total of 31,700 acres of bamboo forests, our 27,700 acres of bamboo forest produced approximately 37,000 metric tons of bamboo shoots in 2011, while the remaining were newly added and did not commence production of bamboo shoots in 2011. Out of a total of 12,500 acres of vegetable and fruit planting bases, our 11,400 acres of vegetable and fruit planting bases collectively produced approximately 75,000 metric tons of vegetables and fruits in 2011, while the remaining were newly added and did not commence production in 2011. In order to satisfy increasing market demand, we plan to expand our bamboo forest by an additional 8,300 acres of bamboo forest by the end of 2012.
- ***Further expand our domestic sales and distribution network and enter new markets***. We are focused on expanding our sales and distribution channels in the domestic China market, and maintaining existing customers in Japan. We currently sell through distributors and members of our own sales force to farmers' markets, supermarkets, food manufacturers, restaurants and retailers in China. To support our future growth, we intend to further expand our domestic sales and distribution channels in our covered geographic areas and explore new markets by increasing Fujian Yada's brand presence in additional supermarkets.
- ***Increase our cold storage capacity.*** Currently, we have a 6,000 metric ton cold storage facility for storing fresh and semi-finished products. W *e plan to build a new cold stôrage facility to increase the capacity by an addit* ional 5,500 metric tons, in order to meet the requirements of our existing products and the anticipated need for recent new product launches. As of December 31, 2011, the construction work for this new cold storage facility has commenced.

- ***Further enhance our brand recognition***. We have been gaining brand recognition in China, especially in Fujian Province. Our brand “ ” has been awarded “Well Known Trademark” in China in 2011. We expect to further enhance our branding through branded counters in supermarkets. We currently have five Yada-branded distribution locations in selected locations throughout China. While we intend to maintain operation of these stores for the foreseeable future, we no longer plan to open additional Yada-branded distribution locations.

Regulation

The food industry, of which vegetable and fruit based products form a part, is subject to extensive regulation in China. The following summarizes the most significant PRC regulations governing our business in China.

Food Hygiene and Safety Laws and Regulations

As a producer of food products in China, we are subject to a number of PRC laws and regulations governing food safety and hygiene, including:

- The PRC Product Quality Law
- The PRC Food Safety Law
- The PRC Food Hygiene Law

- The Implementation Rules on the Administration and Supervision of Quality and Safety in Food Producing and Processing Enterprises
- The Regulation on the Administration of Production Licenses for Industrial Products
- The Provisional Rules on the Release of Food Advertisement
- The Provisions on the Administration of Hygiene Registration of Export Food Producing Enterprises
- The General Measure on Food Quality Safety Market Access Examination
- The General Standards for the Labeling of Prepackaged Foods
- The Standardization Law
- The Special Rules on Strengthening Safety and Supervision of Food and other Products
- The Regulation on Hygiene Administration of Food Additive
- The Regulation of Administration of Bar Code Merchandise
- The PRC Metrology Law

These laws and regulations set out safety and hygiene standards and requirements for various aspects of food production, such as the production, packaging, handling, labeling and storage of food for the use of facilities and equipment that make food, as well as for the use of food additives. Failure to comply with these laws and regulations may result in confiscation and destruction of our products and inventory, confiscation of proceeds from the sale of non-compliant products, fines, suspension of production and operations, product recalls, revocation of licenses, and, in extreme cases, criminal liability. We believe that we comply in all material respects to the PRC Food Hygiene and Safety laws and regulations applicable to us or our business; however, China's regulatory environment is still developing and subject to the rapid introduction of new requirements or standards.

Environmental Regulations

We are subject to various governmental regulations related to environmental protection. The major environmental regulations applicable to us include:

- The Environmental Protection Law of the PRC
- The Law of PRC on the Prevention and Control of Water Pollution
- Implementation Rules of the Law of PRC on the Prevention and Control of Water Pollution
- The Law of PRC on the Prevention and Control of Air Pollution
- Implementation Rules of the Law of PRC on the Prevention and Control of Air Pollution
- The Law of PRC on the Prevention and Control of Solid Waste Pollution
- The Law of PRC on the Prevention and Control of Noise Pollution

Our manufacturing facilities are subject to various pollution control regulations with respect to water, air and noise pollution as well as the disposal of waste and hazardous materials. We are also subject to periodic inspections by local environmental protection authorities. Our operating subsidiaries have received certifications from the relevant PRC government agencies in charge of environmental protection indicating that their business operations are in material compliance with the relevant PRC environmental laws and regulations. We are not currently subject to any pending actions alleging any violations of applicable PRC environmental laws.

PRC Foreign Investment Laws

Our operating subsidiaries are generally subject to PRC laws and regulations applicable to foreign investments in China, including those described below. Since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties.

- **Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (M&A Rule).** Under the M&A Rule, it is difficult for a foreign company to acquire a PRC company. Our wholly foreign owned subsidiary Fujian Yada was acquired by Misaky. Fujian Yada and Misaky then became wholly owned subsidiaries of Sino Oriental, which in turn was acquired by Asia Green Agriculture Corporation. A PRC governmental authority may challenge the effect of some or all of these prior acquisitions. Such governmental authority could regard the transactions as affiliated acquisitions and return investment for which approval of MOFCOM and/or CSRC would be required. See "Risk Factors--If the China Securities Regulatory Commission, or CSRC, or another PRC regulatory agency determines that CSRC or other approval is required in connection with the reverse acquisition of Sino Oriental, the reverse acquisition may be unwound, or we may become subject to penalties."

- **PRC Foreign-funded Enterprises Law** The PRC government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership, and also exerts substantial influence over the manner in which we must conduct our business activities through its regulations regarding land use rights, property and other matters. Our ability to operate in China may be harmed by changes in its laws and regulations, including with respect to land use rights, property and other matters. For example, government actions in the future could require us to divest ourselves of any interest we then hold in Chinese properties or joint ventures.

- **Regulations of PRC on Foreign Exchange Administration** All our sales revenue and expenses are denominated in RMB. Restrictions on currency exchange may limit our ability to receive and use our sales revenue effectively although, currently, our PRC operating subsidiaries may purchase foreign currencies for settlement of current account transactions without the approval of SAFE in accordance with certain procedural requirements assuming SAFE has approved their current levels of registered capital and total investment. Since substantially all of our revenues are earned by our PRC subsidiaries, developments under PRC law that impact our PRC subsidiaries' ability to make dividends and other distributions or repatriate profits could adversely affect our ability to grow, make investments or complete acquisitions that could benefit our business, pay dividends to you , and otherwise fund and conduct our business.

PRC Land Law

Under the PRC laws, land in urban districts shall be owned by the State, land in the rural areas and suburban areas, except otherwise provided for by the State, shall be collectively owned by farmers including land for building houses land and hills allowed to be retained by farmers.

The procedures and practice for issuing title certificates for farmer-collectively-owned land are not well established. Despite the fact that PRC authorities have issued several legal directives and rules to regulate the process of issuing Collectively-owned Land Title Certificates (集体土地所有证) (for farmland) and Forest Title Certificates (林权证) (for forest land) to evidence the ownership of the farmers to the farmer-collectively-owned land, in practice, not many areas in the PRC have implemented such a system due to difficulties in identifying the proper owners for such farmer-collectively-owned lands, amongst other reasons.

Under the PRC laws, farmers of a rural cooperative or other individuals or organizations desiring to cultivate lands are required to enter into Contracted Farming Agreements (承包合同) with the Villagers' Committees (村委会) or Rural Collective Economic Organizations (村集体经济组织) in order to legally obtain a Rural Land Contracted Operation Right (农村土地承包经营权) for use in crop farming, forestry, animal husbandry and fisheries production under a term of 30 years. They should sign a contract with the correspondent contractor which can be a Villagers' Committee (村委会) or a Rural Collective Economic Organization (村集体经济组织), to define each other's rights and obligations. Farmers who have contracted land for operation are obliged to use the land rationally according to the purposes agreed upon in the contracts. The right of operation of land contracted by contractors shall be protected by law. Within the validity term of a contract, the adjustment of land contracted by individual contractors should get the consent from over two-thirds majority vote of the villagers' congress of a Rural Collective Economic Organization (村集体经济组织) or over two-thirds of villagers' representatives of a Villagers' Committee (村委会) and then be submitted to land administrative departments of the township (town) people's government and county level people's government for approval.

Because of the lack of a well-developed central filing and registration system of administration and supervision in the PRC rural areas, not many Villagers' Committees or Rural Collective Economic Organizations (村集体经济组织) in practice would formally sign Contracted Farming Agreements (承包合同) when granting Rural Land Contracted Operation Right (土地承包经营权) to farmer-households.

Preferential Policies for the Agriculture Industry

As part of the agricultural industry in China we enjoy certain preferential policies and subsidies:

Currently earnings from certain products that we produce and sell are exempt from China's value added tax and enterprise income tax (this exemption is reviewed on an annual basis and can be eliminated at any time).

Under a preferential policy related to agricultural product development, the Ministry of Agriculture and the Agriculture Department of Fujian Province subsidizes a portion of the interest payments on our outstanding commercial loans.

The provincial government in Fujian Province subsidizes certain utility costs, including water.

The elimination of any of these preferential policies or subsidies would increase our operating or tax expenses and impact our profitability.

Our Employees

As of December 31, 2011, we employed total of 384 full-time employees in the following functions:

Department	**Number of Employees**
Senior Management	5
Human Resource & Administration	30
Production & Procurement	264
Sales & Marketing	55
Accounting	30

Total 384

Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance. Implementation of social insurance laws has changed in recent years. We have attempted to pay all of our social insurance payments for our past employees but disparities in records and implementation have made this difficult. See "Risk Factors-We may face claims and/or administrative penalties for non-execution of labor contracts or nonpayment and/or under payment of social insurance and housing fund obligations in respect of our temporary workers and our full-time employees." We believe that we are currently in material compliance with the relevant PRC employment laws for our current employees.

Seasonality

As is typical in the food and food processing industry, we experience seasonality in our business. Our bamboo shoots business operates primarily in the first and fourth fiscal quarters every year. Our fresh fruit and vegetable business varies according to the seasonality of each type of vegetable and fruit. Our fruit and vegetable processing lines are carried out year-round because our primary source fruits are harvested during different periods and must be processed right away. As a result of seasonality, our personnel, working capital requirements, cash flow and inventories vary throughout the year.

Insurance

We have property insurance for all of our facilities. We believe our insurance coverage is customary and standard for companies of comparable size in comparable industries in China. We do not have any business liability, interruption or litigation insurance coverage for our operations in China. In China, insurance for bamboo forests is available under "property loss insurance", however, we did not buy such insurance covering bamboo forests. While business interruption insurance is available to a limited extent in China, we have determined that the risks of interruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Therefore, we are subject to business and product liability exposure.

Our Corporate Structure

We are a Nevada holding company and conduct substantially all of our business through our operating subsidiary Fujian Yada in China. We own all of the equity in Fujian Yada through Sino Oriental and Sino Oriental's wholly owned subsidiary Misaky. Both Sino Oriental and Misaky are intermediate holding companies and have no other significant assets and operations of its own. Fujian Yada is incorporated in China in 2001. Subsequently, in a series of transactions in 2010, Misaky acquired 100% ownership of Fujian Yada.

The following chart reflects our organizational structure as of the date of this report.



Asia Green Agriculture Corporation
A Nevada corporation
Sino Oriental Agriculture Group Ltd.
a British Virgin Islands Company
Misaky Industrial Limited
a Hong Kong company
Fujian Yada Group Co. Ltd.
a PRC company
Fujian Yaxin Food Co. Ltd. a PRC Company
Fujian Xinda Food Co. Ltd., a PRC Company
Fuzhou Yada Green Food Co. Ltd., a PRC Company

Our Corporate History

We were originally incorporated in the State of Nevada on May 31, 2008 to effect the reincorporation of Senior Management Services of Palestine, Inc., a Texas corporation. On January 17, 2007 Senior Management Services of Palestine, Inc. and its affiliated companies (collectively " **SMS Companies** "), filed a petition for reorganization under Chapter 11 of the United States Bankruptcy Code. On August 1, 2007, the bankruptcy court confirmed the First Amended, Modified Chapter 11 Plan (the " **Plan** "), as presented by SMS Companies and their creditors. The effective date of the Plan was August 10, 2007.

Halter Financial Group, Inc., participated with SMS Companies and their creditors in structuring the Plan. As part of the Plan, Halter Financial Group, Inc. provided $115,000 to be used to pay professional fees associated with the Plan confirmation process.

Halter Financial Group, Inc. was granted an option to be repaid through the issuance of equity securities in 23 of the SMS Companies, including Senior Management Services of Palestine, Inc. Halter Financial Group, Inc. exercised the option, and as provided in the Plan, 80% of our outstanding common stock, or 1,000,000 shares, was issued to Halter Financial Group, Inc. in satisfaction of Halter Financial Group, Inc.'s administrative claims. The remaining 20% of our outstanding common stock, or 250,010 shares, was issued to 449 holders of unsecured debt. The 1,250,010 shares, or Plan Shares, were issued pursuant to Section 1145 of the Bankruptcy Code. As further consideration for the issuance of the 1,000,000 Plan Shares to Halter Financial Group, Inc., the Plan required Halter Financial Group, Inc. to assist us in identifying a potential merger or acquisition candidate, to provide for the payment of our ongoing operating expenses and to provide us, at no cost, with consulting services, including assisting us with formulating the structure of any proposed merger or acquisition. Additionally, Halter Financial Group, Inc. was responsible for paying our legal and accounting expenses related to this registration statement and our expenses incurred in consummating a merger or acquisition.

On November 4, 2009, we entered into a share purchase agreement with Yang Yongjie, a resident of China, pursuant to which Yang Yongjie acquired 11.25 million shares of our common stock for $4,500 or, $0.0004 per share. At that time, our business plan was to develop the Chinese restaurant concept currently undertaken by Legend Restaurant Management, a Samoa corporation in which Yang Yongjie owns an interest. In connection with the share purchase agreement Yang Yongjie was appointed to be our sole director and executive officer. After giving effect to this transaction, 12,500,010 shares of our common stock were issued and outstanding.

On April 13, 2010, Zhan Youdai and Liufeng Zhou, Zhan Youdai's spouse, entered into an agreement with Misaky, a limited liability company incorporated in Hong Kong, pursuant to which Misaky agreed to acquire 100% of the equity interest in Fujian Yada for cash consideration of RMB31,157,000. The transaction was completed on May 26, 2010. Beginning shortly after completion of Misaky's acquisition of Fujian Yada and prior to the acquisition by Sino Oriental as described below, Cai Yangbo held 100% of the equity interest in Misaky on behalf of Zhan Youdai who was the sole beneficial owner with full power to direct the voting and disposition of such equity interest and the sole director of Misaky. Misaky is an investment holding company without any other business activities and only holds the 100% equity interest in Fujian Yada. The Company understands Mr. Zhan Youdai was advised that entering into the trust agreement after Misaky's acquisition of Yada would allow him to obtain beneficial ownership of Misaky but reduce the risk that governmental approval of the PRC Ministry of Commerce, or MOFCOM, under the M&A Rule with respect to a PRC enterprise's or person's acquisition of an affiliated PRC company in the name of an overseas company owned or controlled by such PRC enterprise or person at the time of such acquisition, which the Company had not obtained, could be required under PRC law, as compared to a situation where he became a record holder of Misaky.

On July 2, 2010, Cai Yangbo, the holder of 100% of the shares of Misaky, which owned 100% of the equity interest of Fujian Yada at that time, entered into an agreement with Sino Oriental, a limited company incorporated in the British Virgin Islands, pursuant to which Sino Oriental agreed to acquire 100% of the equity interest in Misaky for cash consideration of HK$3,001, equivalent to the issued and paid up share capital of Misaky.

Before the acquisition by the Company completed on August 20, 2010 as described below, Cai Yangbo held approximately 76.91% of the equity interest in Sino Oriental. Under the terms of a trust agreement, Cai Yangbo held that position on behalf of Mr. Zhan Youdai and conferred upon Mr. Zhan Youdai the sole beneficial ownership with full power to direct the voting and disposition of such equity interest. Mr. Zhan Youdai was also the sole director of Sino Oriental. Sino Oriental is an investment holding company without any other business activities and only holds 100% equity interest in Misaky. On August 20, 2010, we entered into a share cancellation agreement with Yang Yongjie pursuant to which Yang Yongjie surrendered for cancellation 9,738,180 shares of our outstanding common stock that were previously issued to him pursuant to the securities purchase agreement dated November 4, 2009. The consideration for the cancellation was inducement of the share exchange between Sino Oriental and the Company.

On August 20, 2010, we entered into an exchange agreement with Sino Oriental Agriculture Group Ltd. and the shareholders of Sino Oriental Agriculture Group Ltd, pursuant to which all of the shareholders of Sino Oriental Agriculture Group Ltd. transferred all of the issued and outstanding stock of Sino Oriental Agriculture Group Ltd. to us, and in exchange we issued to such shareholders 29,214,043 newly issued shares of our common stock. In connection with the exchange agreement Yang Yongjie agreed to resign as a director and as an officer. Zhan Youdai and Zhang He were appointed to be our directors and Zhan Youdai and Tsang Yin Chiu Stanley were appointed as our executive officers. Prior to the execution of the exchange agreement on August 20, 2010, Fujian Yada had reorganized its corporate structure and acquired Fujian Yaxin Food Co., Ltd., Fujian Shengda Import and Export Trading Co., Ltd. and Fujian Xinda Food Co., Ltd., all companies registered under the laws of the PRC and previously jointly owned by Mr. Zhan and his spouse, Liufeng Zhou. Upon completion of this reorganization, Fujian Yaxin Food Co., Ltd., Fujian Shengda Import and Export Trading Co., Ltd. and Fujian Xinda Food Co., Ltd. became the wholly owned subsidiaries of Fujian Yada.

Immediately prior to completion of the exchange pursuant to the exchange agreement, on August 20, 2010, the trust agreement was terminated and Cai Yangbo, the majority shareholder of Sino Oriental prior to the exchange, and Zhan Youdai entered into an Option Agreement, pursuant to which Zhan Youdai has an option to purchase all the equity interest in the Company held by Cai Yangbo at any time during the period commencing on the 180th day following the signing date of the Option Agreement and ending on the second anniversary of the signing date of the Option Agreement, at an aggregate exercise price of US$84,981,327. Under its terms, the option was not exercisable for a period of six months, so for a period of four months Mr. Zhan did not beneficially own the shares of Asia Green Agriculture Corporation. However, because he became the Company's Chairman and Chief Executive Officer after the exchange, he had control of the Company from and after the time he assumed such duties.

Also on August 20, 2010 we closed the transactions under a securities purchase agreement dated July 23, 2010 with certain institutional investors, pursuant to which we sold 1,939,407 units for an aggregate purchase price of approximately $15.3 million. Each unit consisted of 2.5 newly issued shares of our common stock and a warrant to purchase 0.5 shares of our common stock. The warrants are exercisable at $3.78 per share and have a term of three years. The total number of shares of common stock issuable upon exercise of the warrants issued to the investors was 969,717. We also issued warrants to purchase 339,396 shares of common stock to certain placement agents and financial advisors, including William Blair & Company, L.L.C and Halter Financial Securities, Inc., on the same terms as those sold to the investors. In connection with that transaction, we agreed to register the shares of our common stock within a pre-defined period.

On February 10, 2011, we issued a five year warrant to purchase 50,000 shares of our common stock at an exercise price of $4.00 per share to CCG Investor Relations Partners LLC in connection with a consulting agreement.

As a result of these transactions, we currently have 36,823,626 shares of common stock outstanding. We have 1,309,113 shares of common stock underlying three year warrants to purchase common stock at $3.78 per share and 50,000 shares of common stock underlying a five year warrant to purchase common stock at $4.00 per share. We also have outstanding options to purchase 3,093,258 shares of common stock which have been issued to employees.

ITEM 1A. RISK FACTORS

This report includes forward-looking statements about our business and results of operations that are subject to risks and uncertainties. See "Forward-Looking Statements," above. Factors that could cause or contribute to such differences include those discussed below. In addition to the risk factors discussed below, we are also subject to additional risks and uncertainties not presently known to us or that we currently deem immaterial. If any of these known or unknown risks or uncertainties actually occur, our business could be harmed substantially.

Risks Related to Our Business

Any ill effects, product liability claims, recalls, adverse publicity or negative public perception regarding particular foods we use as raw materials, our products or our industry in general could harm our sales and cause consumers to avoid our products.

The food industry is subject to risks posed by food spoilage and contamination, product tampering, product recall, and consumer product liability claims. Our operations could be impacted by both genuine and fictitious claims regarding our products and our competitors' products. In the event of product contamination or tampering, we could be compelled to recall some of our products. A widespread product recall could result in significant loss due to the cost of conducting a product recall including destruction of inventory and the loss of sales resulting from the unavailability of the product for a period of time.

In addition, any adverse publicity or negative public perception regarding particular fruits we use as raw materials, our products, our actions relating to our products, or our industry in general could result in a substantial drop in demand for our products. This negative public perception may include publicity regarding the safety or quality of particular fruits we use as raw materials or products in general, of other companies or of our products specifically. Negative public perception may also arise from regulatory investigations or product liability claims, regardless of whether those investigations involve us or whether any product liability claim is successful against us. We could also suffer losses from a significant product liability judgment against us. Either a significant product recall or a product liability judgment, involving either our company or our competitors, could also result in a loss of consumer confidence in our products or the food category, and an actual or perceived loss of value of our brands, materially impacting consumer demand.

We do not have product liability insurance and have not made provisions for potential product liability claims. Therefore, we may not have adequate resources to satisfy a judgment if a successful claim is brought against us. Even if a product liability claim is not successfully pursued to judgment by a claimant, we may still incur substantial legal expenses defending against such a claim. Finally, serious product quality concerns could result in governmental action against us, which, among other things, could result in the suspension of production or distribution of our products, loss of certain licenses, or other governmental penalties.

Our business and financial results depend on maintaining a consistent and cost-effective supply of source foods. Any interruption in our supply of source foods could materially and adversely affect our results of operations, financial condition and business prospects.

The availability, size, quality and cost of bamboo and other source foods for the production of our products are subject to risks inherent to farming, such as crop size, quality, and yield fluctuation caused by poor weather and growing conditions, natural disasters, pest and disease problems, and other factors beyond our control. Any such occurrence on or near our planting bases could result in raw material shortages.

Currently, we source majority of our food products from our farms that we operate. We also acquire some raw materials direct from farmers or from wholesalers. While we believe that we have adequate sources of raw materials and that we in general maintain good supplier relationships, if we are unable to continue to find adequate suppliers for our raw materials on economic terms acceptable to us, it will adversely affect our results of operations, financial condition and business prospects.

Prices for agricultural products vary significantly based upon the available supply of the product, and any shortfall in our own supply, or an abundance of supply from third parties could have a significant impact on our profitability.

Our fresh products are perishable and must be sold within a specified time following harvest. For source foods that we do not obtain from our own planting bases, the wholesale prices at which we acquire them are determined by the market and may change from time to time. As a result, we are generally required to accept the prevailing market price at the time the product is harvested. We are seeking to mitigate this risk through increasing our cold storage facilities and expanding the usable life of certain of our products. These steps extend the useful life of our products, but do not eliminate their perishable nature. If we experience a substantial drop in the volume of our raw materials, whether the result of natural conditions, blight, or an inability to secure product from third parties, our revenues and profitability would suffer. Conversely, even if we generate significant volume, if demand is weak, or if there is substantial supply, the market price for products may decline and impair our revenues and profitability.

We benefit from certain preferential tax policies and subsidies for agricultural producers in China; the discontinuation or loss of any of these policies or subsidies would increase our expenses and reduce our profitability.

The revenues we generate from the sale of certain products that we produce and sell are currently exempt from China's value added tax and enterprise income tax. Pursuant to PRC tax laws and regulations, the proceeds from the sale of processed food products, regardless whether consumed within the PRC or exported overseas, are exempt from VAT. In addition, tax rebates of VAT on Purchases are currently offered to all processed food products which are exported overseas. We enjoyed export tax rebates of VAT on Purchases of $1.1 million and $0.7 million for the fiscal years 2011 and 2010, respectively.

In addition, we also enjoy full exemption of income tax in respect of revenue generated from our self-produced fresh bamboo shoot products, bamboo wood, fresh vegetables and certain high PH bamboo shoots. We did not pay any income taxes in 2011 or 2010 on revenues from sales of fresh bamboo shoot products, certain high PH bamboo shoots, bamboo wood or fresh fruits and vegetables. This exemption is reviewed on an annual basis and can be eliminated at any time.

The Ministry of Agriculture and the Agriculture Department of Fujian Province subsidizes a portion of the interest payments on our outstanding commercial loans. In addition, the provincial government in Fujian Province subsidizes certain utilities costs, including water. Elimination of any of the foregoing tax exemptions or subsidies would increase our taxes and expenses and reduce our profitability.

We compete in an industry that is brand-conscious, and unless we are able to establish and maintain brand name recognition our sales may be negatively impacted.

Our business is substantially dependent upon awareness and market acceptance of our products and brand by our targeted consumers. We have obtained trademark registrations for a number of our products and brands with the Trademark Bureau of PRC State Administration of Industry and Commerce. In addition, our business depends on acceptance by our independent distributors and consumers of our brand. Although we believe that we have made progress towards establishing market recognition for our brands in the Chinese green and organic food products industry, it is too early in the product life cycle of the brand to determine whether our products and brand will achieve and maintain satisfactory levels of acceptance by independent distributors and retail consumers.

Any inability to continue developing new products to satisfy our consumers' changing preferences would have a material adverse effect on our sales volumes.

Consumer preferences for food products change over time. As a result we are constantly developing new and innovative products to meet changing customer requirements. Our failure to adapt our product offering to respond to such changes may result in reduced demand and lower prices for our products, resulting in a material adverse effect on our sales volumes, sales and profits.

We rely on third-party distributors for a substantial portion of our sales, which could affect our ability to efficiently and profitably distribute and market our products, maintain our existing markets and expand our business into other geographic markets.

We sell products through our own sales force as well as distributors. Our distributor network in China covers 10 provinces (cities) including Shanghai, Beijing, Tianjin, Shandong, Jiangsu, Zhejiang, Fujian, Hubei, Henan, Guangdong. In some instances we have written agreements with our distributors but they are generally renewable at the beginning of every year. In addition, the written agreements with our significant distributors do not guarantee the level of performance under those agreements, and generally those agreements may be terminated by the respective distributor upon notice of specified period.

To the extent that our distributors are distracted from selling our products or do not expend sufficient efforts in managing and selling our products, our sales will be adversely affected. Our ability to maintain our distribution network and attract additional distributors will depend on a number of factors, many of which are outside our control. Some of these factors include: (i) the level of demand for our brand and products in a particular market (ii) our ability to maintain current distribution relationships or establish and maintain successful relationships with distributors in new geographic areas. Our inability to achieve any of these factors in a geographic distribution area will have a material adverse effect on our relationships with our third party distributors in that particular geographic area, thus limiting our ability to maintain and expand our market, which will likely adversely effect our revenues and financial results.

Failure to execute our business expansion plan could adversely affect our financial condition and results of operations.

We plan to increase our business through:

- Expansion of our bamboo forests and planting bases;
- Expansion of sales channels;
- Further enhance our brand recognition;
- Expansion of our processing and cold storage facilities; and
- Development of new products such as our high PH bamboo shoots.

We have experienced substantial growth over the past few years. As our business grows, we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including improvements to our accounting and other internal management systems by dedicating additional resources to our reporting and accounting functions, and improvements to our record keeping system. We will also need to recruit more personnel and train and manage our growing employee base. Furthermore, we will need to maintain and expand our relationships with our current and future customers, suppliers, distributors and other third parties, and there is no guarantee that we will succeed.

If we are unable to effectively implement these additional controls and procedures, or are otherwise unable to establish or successfully operate additional production capacity or to increase production output, we may be unable to grow our business and revenues, reduce our operating costs, maintain our competitiveness or improve our profitability. As a result, our business, financial condition, results of operations and prospects may be adversely affected.

Because we experience seasonal fluctuations in our sales, our quarterly results of operations may fluctuate.

Our business can be highly seasonal. We generate most of our sales from bamboo shoots. Harvest season for bamboo shoots is from December to April. Accordingly, we have historically generated a substantial portion of our revenues during our first and fourth fiscal quarters. We attempt to mitigate the effect of seasonality by managing our portfolio of products and extending our sales season through additional cold storage facilities and new technologies like our high PH bamboo shoots. Sales in the first and fourth fiscal quarters accounted for approximately 50% of our net sales for the fiscal year ended December 31, 2011, but were 61% of our net sales for the fiscal year ended December 31, 2010. If sales in these quarters are lower than expected, it would have a disproportionately large adverse impact on our annual operating results. Moreover, our sales or results of operations for any particular quarter may not be indicative of the results anticipated in future quarters.

Our past results may not be indicative of our future performance evaluating our business and prospects may be difficult.

Our business has grown and evolved rapidly in recent years. We may not be able to achieve similar growth in future periods, and our historical operating results may not provide a meaningful basis for evaluating our business, financial performance and prospects. Moreover, our ability to achieve satisfactory production results at higher volumes is unproven. Therefore, you should not rely on our past results or our historical rate of growth as an indication of our future performance.

We depend heavily on key personnel, and turnover of key employees and senior management could harm our business.

Our future business and results of operations depend in significant part upon the continued contributions of our key technical and senior management personnel, including Mr. Zhan Youdai, Mr. Zhang He and Mr. Tsang Yin Chiu Stanley. If we lose any of these key employees and are unable to find a qualified replacement in a timely manner, our business will be negatively impacted. In addition, if a key employee fails to perform in his or her current position, or if we are not able to attract and retain skilled employees as needed, our business could suffer. Significant turnover in our senior management could significantly deplete the institutional knowledge within our Company.

Our inability to protect our trademarks, patent and trade secrets may prevent us from successfully marketing our products and competing effectively.

Failure to protect our intellectual property could harm our brands and our reputation, and adversely affect our ability to compete effectively. Further, enforcing or defending our intellectual property rights, including our trademarks, patents, copyrights and trade secrets, could result in the expenditure of significant financial and managerial resources. We produce, market and sell our products under various brands for which we have secured or sought trademark registration. We cannot provide any assurance that the pending trademark will be issued or that the issuance of the trademark will provide adequate protection for our brands. We regard our intellectual property, particularly our trademarks and trade secrets to be of considerable value and importance to our business and our success. We rely on a combination of trademark, patent, and trade secrecy laws, and contractual provisions to protect our intellectual property rights. There can be no assurance that the steps taken by us to protect these proprietary rights will be adequate or that third parties will not infringe or misappropriate our trademarks, trade secrets (including our flavor concentrate trade secrets) or similar proprietary rights.

In addition, there can be no assurance that other parties will not assert infringement claims against us, and we may have to pursue litigation against other parties to assert our rights. Any such claim or litigation could be costly and we may lack the resources required to defend against such claims. In addition, any event that would jeopardize our proprietary rights or any claims of infringement by third parties could have a material adverse effect on our ability to market or sell our brands, and profitably exploit our products.

Our existing contract relationships with certain universities and research institutions may lead to uncertainty with regard to our ownership of some potentially important intellectual property rights.

We augment the direct research and development efforts by our in-house research staff through relationships with several research institutes and universities, specifically Fujian Agriculture and Forestry University, Wuyi University, and Fuzhou University. However, our right to use the intellectual property resulting from such efforts is at times unclear, which could adversely impact us if such intellectual property becomes important to our business. For example, according to the agreement with Fujian Agriculture and Forestry University, the Company and Fujian Agriculture and Forestry University will jointly own the intellectual property rights of any research results developed under the project under this agreement. If we intend to commercialize the research results in mass production, we are required to enter into a separate intellectual property transfer or licensing arrangement. We believe that that Fujian Agriculture and Forestry University will transfer or license any intellectual property rights on commercially reasonable terms. However, we cannot assure you that Fujian Agriculture and Forestry University will do so and if it does not, our access to valuable technology may be impeded or made more costly than we expected, which could adversely impact our business.

We may be exposed to potential risks relating to our internal controls over financial reporting and our ability to have those controls attested to by our independent auditors.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, or SOX 404, the SEC adopted rules requiring public companies to include a report of management on the company's internal controls over financial reporting in their annual reports, including Form 10-K. In addition, for companies that are "accelerated filers" or "large accelerated filers" the independent registered public accounting firm auditing a company's financial statements must also attest to the operating effectiveness of the company's internal controls. Under current law, we are required to issue a report of management on the company's internal controls over financial reporting beginning with this report. Because we currently qualify as a smaller reporting company, we are not required to include an attestation from our independent auditors.

Failure to achieve and maintain an effective internal control environment could prevent us from reporting our financial results on a timely and accurate basis or cause investors to lose confidence in our reported financial information. These effects could in turn result in a decrease in the trading price of our common stock.

We have limited insurance coverage and do not carry any business interruption insurance, third-party liability insurance for our production facilities or insurance that covers the risk of loss of our products in shipment.

Operation of our facilities involves many risks, including equipment failures, natural disasters, industrial accidents, power outages, labor disturbances and other business interruptions. Furthermore, if any of our products are faulty, then we may become subject to product liability claims or we may have to engage in a product recall. In line with general industry practice in PRC, we do not maintain product liability insurance, business interruption insurance or third-party liability insurance against claims for property damage, personal injury and environmental liabilities. Therefore, our existing insurance coverage is not sufficient to cover all risks associated with our business. As a result, we may be required to pay for financial and other losses, damages and liabilities, including those caused by natural disasters and other events beyond our control, out of our own funds, which could have a material adverse effect on our business, financial condition and results of operations.

In China, insurance for bamboo forests is available under "property loss insurance", however, we did not buy such any insurance covering bamboo forests. As a result, our bamboo forest could be in the risk of loss due to any unexpected accidents or force majeure without any insurance compensation or insurance protection.

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law.

We are subject to the U.S. Foreign Corrupt Practices Act, or FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We are also subject to Chinese anti-corruption law, which strictly prohibits the payment of bribes to government officials. We have operations, agreements with third parties, and make sales in China, which may experience corruption. Our activities in China create the risk of unauthorized payments or offers of payments by one of the employees, consultants or distributors of our company, because these parties are not always subject to our control.

We are in process of implementing an anticorruption program, which prohibits the offering or giving of anything of value to foreign officials, directly or indirectly, for the purpose of obtaining or retaining business. The anticorruption program also requires that clauses mandating compliance with our policy be included in all contracts with foreign sales agents, sales consultants and distributors and that they certify their compliance with our policy annually. It further requires that all hospitality involving promotion of sales to foreign governments and government-owned or controlled entities be in accordance with specified guidelines. In the meantime, we believe to date we have complied in all material respects with the provisions of the FCPA and Chinese anti-corruption law. However, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants or distributors of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption law may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

Risks Related to Doing Business in China

Adverse changes in political and economic policies of the PRC government could impede the overall economic growth of China, which could reduce the demand for our products and damage our business.

We conduct substantially all of our operations and generate most of our revenue in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

- A higher level of government involvement;
- An early stage of development of the market-oriented sector of the economy;
- A rapid growth rate;
- A higher level of control over foreign exchange; and
- The allocation of resources.

As the Chinese economy has been transitioning from a planned economy to a more market-oriented economy, the Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. While these measures may benefit the overall Chinese economy, they may also have a negative effect on us.

Although the PRC government has in recent years implemented measures emphasizing the utilization of market forces for economic reform, the PRC government continues to exercise significant control over economic growth in China through the allocation of resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and imposing policies that impact particular industries or companies in different ways.

Any adverse change in economic conditions or government policies in China could have a material adverse effect on the overall economic growth in China, which in turn could lead to a reduction in demand for our services and consequently have a material adverse effect on our business and prospects.

Our failure to comply with existing food safety regulations or to secure renewal of permits lead to an increase in our costs which we may be unable to pass on to our customers.

Operators within the PRC organic food processing industry are subject to compliance with PRC food hygiene and safety laws and regulations. Such laws and regulations require all enterprises engaged in the production of organic food based products to obtain a hygiene license. They also set out hygiene standards with respect to food and food additives, packaging and containers, labeling on packaging as well as hygiene requirements for food production and sites, facilities and equipment used for the transportation and the sale of food. Failure to comply with PRC food hygiene and safety laws may result in fines, suspension of operations, loss of hygiene license and, in certain cases, criminal proceedings against an enterprise and its management.

We operate under various permits and licenses granted by relevant regulatory authorities in the PRC, including, inter alia, the Food Hygiene Licenses (《食品卫生许可证》) and National Industrial Products Manufacturing Licenses (《全国工业品生产许可证》). These permits and licenses are generally valid for fixed periods and are renewable upon expiration. Our business and operations are subject to periodic checks by the relevant authorities in the PRC to ensure that we comply with the terms and conditions of these various permits and licenses. As we are required to adhere to and maintain adequate health and hygiene standards imposed by the relevant authorities, our failure to do so may lead to the withdrawal, suspension and/or non-renewal of the permits and licenses necessary for our operations, or penalties imposed on us.

Although we believe we are in compliance with current PRC food hygiene and safety laws and regulations, in the event that such laws and regulations become more stringent or widen in scope, we may fail to comply with such laws, or if we comply, our production and distribution costs may increase, and we may be unable to pass these additional costs on to our customers. In such event, our business operations, financial performance and financial position may be adversely affected.

Uncertainties with respect to the PRC legal system could limit the legal protections available to you and us.

We conduct substantially all of our business through our operating subsidiaries in the PRC. Our operating subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is based on written statutes, and prior court decisions may be cited for reference but have limited precedential value. Since 1979, a series of new PRC laws and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to you and us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

In addition, all of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts. Yuan Tai Law Offices, our counsel as to PRC law, has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. Courts in China may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other arrangements that provide for the reciprocal recognition and enforcement of foreign judgments with the United States. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates basic principles of PRC law or national sovereignty, security or the public interest. So it is uncertain whether a PRC court would enforce a judgment rendered by a court in the United States.

The regulatory framework in China is rapidly evolving and implementation is not always consistent between jurisdictions; if we are found to have failed to comply with applicable laws, we may incur additional expenditures or be subject to significant fines and penalties.

Our operations are subject to applicable PRC laws and regulations. However, many PRC laws and regulations are uncertain in their scope, and the implementation of such laws and regulations is inconsistent in different localities. In certain instances, local implementation rules and/or the actual implementation are not necessarily consistent with the regulations at the national level. Although we strive to comply with all the applicable PRC laws and regulations, we cannot assure you that the relevant PRC government authorities will not later determine that we have not been in compliance with certain laws or regulations.

In addition, our facilities and products are subject to many laws and regulations administered by the PRC State Administration for Industry and Commerce, the PRC State Administration of Taxation, the PRC Ministry of Health and Hygiene Permitting Office, the PRC General Administration of Quality Supervision, Inspection and Quarantine, and the PRC State Food and Drug Administration Bureau relating to the processing, packaging, storage, distribution, advertising, labeling, quality, and safety of food products. Our failure to comply with these and other applicable laws and regulations in China could subject us to administrative penalties and injunctive relief, as well as civil remedies, including fines, injunctions and recalls of our products. It is possible that changes to such laws or more rigorous enforcement of such laws or with respect to our current or past practices could have a material adverse effect on our business, operating results and financial condition. Further, additional environmental, health or safety issues relating to matters that are not currently known to management may result in unanticipated liabilities and expenditures.

The PRC government exerts substantial influence over the manner in which we must conduct our business activities.

The PRC government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, import and export tariffs, environmental regulations, land use rights, property and other matters. We believe that our operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments of the jurisdictions in which we operate may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.

Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof and could require us to divest ourselves of any interest we then hold in Chinese properties or joint ventures.

Restrictions on currency exchange may limit our ability to receive and use our sales revenue effectively.

All our sales revenue and expenses are denominated in RMB. Under PRC law, the RMB is currently convertible under the "current account," which includes dividends and trade and service-related foreign exchange transactions, but not under the "capital account," which includes foreign direct investment and loans. Currently, our PRC operating subsidiaries may purchase foreign currencies for settlement of current account transactions, including payments of dividends to us, without the approval of the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, the relevant PRC government authorities may limit or eliminate our ability to purchase foreign currencies in the future. Since a significant amount of our future revenue will be denominated in RMB, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in RMB to fund our business activities outside China that are denominated in foreign currencies.

Foreign exchange transactions by our PRC operating subsidiary under the capital account continue to be subject to significant foreign exchange controls and require the approval of or need to register with PRC government authorities, including SAFE. In particular, if our PRC operating subsidiary borrows foreign currency through loans from us or other foreign lenders, these loans must be registered with SAFE, and if we finance the subsidiary by means of additional capital contributions, these capital contributions must be approved by certain government authorities, including the Ministry of Commerce, or MOFCOM, or their respective local counterparts. These limitations could affect their ability to obtain foreign exchange through debt or equity financing.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

The value of our common stock will be indirectly affected by the foreign exchange rate between U.S. dollars and RMB and between those currencies and other currencies in which our sales may be denominated. Because substantially all of our earnings and cash assets are denominated in RMB fluctuations in the exchange rate between the U.S. dollar and the RMB will affect our balance sheet and our earnings per share in U.S. dollars. In addition, appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue that will be exchanged into U.S. dollars as well as earnings from, and the value of, any U.S. dollar-denominated investments we make in the future.

Since July 2005, the RMB has no longer been pegged to the U.S. dollar. Although the People's Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions except that we have entered into foreign exchange forward contracts for the purpose of hedging the foreign exchange risk related to Japanese Yen. While we may enter into other hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

Currently, some of our test equipment is imported from Japan. In the event that the Japanese Yen appreciates against RMB, our costs for this equipment will increase. In addition, approximately 7% of our revenues came from sales to customers in Japan in fiscal 2011. If the Japanese Yen depreciates against the RMB the cost of our products would effectively increase to Japanese customers. Any increase in price could result in decreased sales and profitability for that market, and our profitability and operating results would suffer.

Restrictions under PRC law on our PRC subsidiary's ability to make dividends and other distributions could materially and adversely affect our ability to grow, make investments or complete acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our businesses.

Substantially all of our revenues are earned by our PRC subsidiary. However, PRC regulations restrict the ability of our PRC subsidiary to make dividends and other payments to its offshore parent company. PRC legal restrictions permit payments of dividends by our PRC subsidiary only out of its accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. Our PRC subsidiary is also required under PRC laws and regulations to allocate at least 10% of our annual after-tax profits determined in accordance with PRC GAAP to a statutory general reserve fund until the amounts in said fund reaches 50% of our registered capital. Allocations to these statutory reserve funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. Any limitations on the ability of our PRC subsidiary to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

Under the EIT Law, we may be classified as a "resident enterprise" of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders.

Under the New Income Tax Law, enterprises established outside the PRC whose "de facto management bodies" are located in the PRC are considered "resident enterprises" and their global income will generally be subject to the uniform 25% enterprise income tax rate. On December 6, 2007, the PRC State Council promulgated the Implementation Regulations on the New Income Tax Law (the "Implementation Regulations"), which define "de facto management bodies" as bodies that have material and overall management control over the business, personnel, accounts and properties of an enterprise. In addition, a recent circular issued by the State Administration of Taxation on April 22, 2009 provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a "resident enterprise" with its "de facto management bodies" located within the PRC if the following requirements are satisfied:

(i) the senior management and core management departments in charge of its daily operations function mainly in the PRC;

(ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC;

(iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders' meetings are located or kept in the PRC; and

(iv) more than half of the enterprise's directors or senior management with voting rights reside in the PRC.

Because the EIT Law, its implementing rules and the recent circular are relatively new, no official interpretation or application of this new "resident enterprise" classification is available. Therefore, it is unclear how tax authorities will determine tax residency based on the facts of each case.

If the PRC tax authorities determine that Asia Green Agriculture Corporation is a "resident enterprise" for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as interest on accounts and non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Second, although under the EIT Law and its implementing rules dividends paid to us from our PRC subsidiary would qualify as "tax-exempt income," we cannot guarantee that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, it is possible that future guidance issued with respect to the new "resident enterprise" classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC stockholders and with respect to gains derived by our non-PRC stockholders from transferring our shares. We are actively monitoring the possibility of "resident enterprise" treatment for the 2011 tax year and are evaluating appropriate organizational changes to avoid this treatment, to the extent possible.

If we were treated as a "resident enterprise" by PRC tax authorities, we would be subject to taxation in both the U.S. and China, and our PRC tax may not be creditable against our U.S. tax.

If the China Securities Regulatory Commission, or CSRC, or another PRC regulatory agency determines that CSRC or other approval is required in connection with the reverse acquisition of Sino Oriental, the reverse acquisition may be unwound, or we may become subject to penalties.

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006. The M&A Rule, among other things, requires that an offshore company controlled by PRC companies or individuals that have acquired a PRC domestic company for the purpose of listing the PRC domestic company's equity interest on an overseas stock exchange must obtain the approval of the CSRC prior to the listing and trading of such offshore company's securities on an overseas stock exchange. In addition, when an offshore company acquires a PRC domestic company, the offshore company is generally required to pay the acquisition consideration within three months after the issuance of the foreign-invested company license unless certain ratification from the relevant PRC regulatory agency is obtained. On September 21, 2006, the CSRC, pursuant to the M&A Rule, published on its official web site procedures specifying documents and materials required to be submitted to it by offshore companies seeking CSRC approval of their overseas listings.

In the opinion of our PRC counsel, Yuan Tai Law Offices, the M&A Rule concerning the CSRC approval for acquisition of a PRC domestic company by an offshore company controlled by PRC companies or individuals should not apply to our reverse acquisition of Sino Oriental because none of Fujian Yada, Sino Oriental and Misaky is a "Special Purpose Vehicle" or an "offshore company controlled by PRC companies or individuals" at the moment of acquisition. However, an Option Agreement has been entered into between Cai Yangbo, the majority shareholder of Sino Oriental prior to the exchange, and Zhan Youdai dated August 20, 2010, pursuant to which Zhan Youdai has an option to purchase all the equity interest in the Company held by Cai Yangbo at any time during the period commencing on the 180th day following the signing date of the Option Agreement and ending on the second anniversary of the signing date of the Option Agreement, at an aggregate exercise price of US$84,981,327. Due to the substantial uncertainties regarding the interpretation and application of the M&A Rules by PRC governmental authorities, should a PRC governmental authority challenge the purpose or effect of the Option Agreement or Misaky's prior acquisition of Fujian Yada, such governmental authority could regard the transactions contemplated by the option agreement or otherwise as affiliated acquisition and return investment for which approval of the Ministry of Commerce, or MOFCOM, would be required. We cannot assure you that we would be able to obtain the approval required from MOFCOM and if the PRC regulatory authorities take the view that the reverse acquisition of Sino Oriental or the acquisition of Fujian Yada by Misaky constitutes a round-trip investment without MOFCOM approval, they could invalidate our acquisition and ownership of Sino Oriental or the prior acquisition of Fujian Yada by Misaky.

The M&A Rule establishes more complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rule establishes additional procedures and requirements that could make some acquisitions of Chinese companies by foreign investors more time-consuming and complex, including requirements in some instances that the PRC Ministry of Commerce be notified in advance of any change-of-control transaction and in some situations, require approval of the PRC Ministry of Commerce when a foreign investor takes control of a Chinese domestic enterprise. In the future, we may grow our business in part by acquiring complementary businesses, although we do not have any plans to do so at this time. The M&A Rule also requires PRC

Ministry of Commerce anti-trust review of any change-of-control transactions involving certain types of foreign acquirers. Complying with the requirements of the M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the PRC Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Failure to comply with PRC regulations relating to the Foreign Exchange Registration for Overseas Investment and Return Investment by PRC resident.

In October 2005, the PRC State Administration of Foreign Exchange, or SAFE, issued the Notice on Relevant Issues in the Foreign Exchange Control over Financing and Return Investment Through Special Purpose Companies by Residents Inside China, generally referred to as Circular 75, which required PRC residents to register with the competent local SAFE branch before establishing or acquiring control over an offshore special purpose company, or SPV, for the purpose of engaging in an equity financing outside of China on the strength of domestic PRC assets originally held by those residents. Internal implementing guidelines issued by SAFE, which became public in June 2007 (known as Notice 106), expanded the reach of Circular 75 by (i) purporting to cover the establishment or acquisition of control by PRC residents of offshore entities which merely acquire "control" over domestic companies or assets, even in the absence of legal ownership; (ii) adding requirements relating to the source of the PRC resident's funds used to establish or acquire the offshore entity; (iii) covering the use of existing offshore entities for offshore financings; (iv) purporting to cover situations in which an offshore SPV establishes a new subsidiary in China or acquires an unrelated company or unrelated assets in China; and (v) making the domestic affiliate of the SPV responsible for the accuracy of certain documents which must be filed in connection with any such registration, notably, the business plan which describes the overseas financing and the use of proceeds. Amendments to registrations made under Circular 75 are required in connection with any increase or decrease of capital, transfer of shares, mergers and acquisitions, equity investment or creation of any security interest in any assets located in China to guarantee offshore obligations, and Notice 106 makes the offshore SPV jointly responsible for these filings.

Mr. Zhan Youdai is a citizen of the PRC and holds a Philippines Visa. He may have obtained the citizenship of the Philippines if and when he exercises his option rights and thus gains control our company, However, under the Circular 75, a "domestic resident natural person" not only refers to a natural person who holds a resident identity card, a passport or other lawful identity certificate of the People's Republic of China, but also a natural person who has no legal identity inside China but habitually resides inside China due to reasons of economic interests. As a result, we are not sure whether Mr. Zhan Youdai will habitually reside inside China afterwards and whether he will comply with the requirements of Circular 75.

Moreover, because of uncertainty over how Circular 75 will be interpreted and implemented, and how or whether SAFE will apply it to us, we cannot predict how it will affect our business operations or future strategies. For example, our present and prospective PRC subsidiaries' ability to conduct foreign exchange activities, such as the remittance of dividends and foreign currency-denominated borrowings, may be subject to compliance with Circular 75 by our PRC resident beneficial holders. In addition, such PRC residents may not always be able to complete the necessary registration procedures required by Circular 75. We also have little control over either our present or prospective direct or indirect stockholders or the outcome of such registration procedures. A failure by our PRC resident beneficial holders or future PRC resident stockholders to comply with Circular 75, if SAFE requires it, could subject these PRC resident beneficial holders to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries' ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

Any disruption in the supply of utilities or an outbreak of fire or other calamities at our production facilities may result in disruption in our production

The production processes at our production facilities are dependent on a continuous supply of utilities such as electricity and water. As all our production facilities are situated in the PRC, there is a possibility that the PRC authorities may, as a result of a shortage of power, ration the supply of utilities, such as electricity, and require our production facilities to shut down periodically. Any disruption to the supply of electricity and/or water or any outbreak of fire or similar calamities at our production facilities may result in the breakdown of our facilities, such as our cold storage facilities, which will in turn lead to deterioration or loss of our inventories. This could adversely affect our ability to fulfill our sales orders and consequently, our business operations, financial performance and financial position may be adversely affected.

There is inherent risk related to the farmer-collectively-owned land use rights held by the farmer households

We lease certain of our planting bases from rural village cooperatives. All of our current leases are in the nature of farmer-collectively-owned land, and are leased from the farmer-households via the local Villagers' Committees (for more information on the role of the Villagers' Committees and the legal regime governing farmlands in the PRC, please refer to the section "Regulation— PRC Land Law").

(a) Title Certificates

The procedures and practice for issuing title certificates for farmer-collectively-owned land are not well established. Despite the fact that PRC authorities have issued several legal directives and rules to regulate the process of issuing Collectively-owned Land Title Certificates (集体土地所有证) (for farmland) and Forest Title Certificates (林权证) (for forest land) to evidence the ownership of the farmers to the farmer-collectively-owned land, in practice, not many areas in the PRC have implemented such a system due to difficulties in identifying the proper owners for such farmer-collectively-owned lands, amongst other reasons (for more details regarding title certificates for farmer-collectively-owned land, please refer to the section "Regulation — PRC Land Law").

Because of these practical difficulties in the title registration system for farmer-collectively-owned land, none of the rural villages cooperatives that we lease the planting bases and bamboo forests from have the requisite title certificates evidencing the respective lessors' title. Without obtaining the title certificates, it is possible that the title to the land may be challenged. If it is determined that the rural village cooperative that we lease from does not have title to the land our leases may be invalidated. In some instances, we have sought to mitigate the title risk by obtaining written confirmation of our leases from local forestry, agricultural or state-owned land resources bureaus. However, there is no assurance that the title of these lessors, and consequently our leases, will not be challenged.

(b) Rural Land Contracted Operation Rights

Under the PRC laws, farmers of rural cooperatives or other individuals or organizations desiring to cultivate lands are required to enter into Contracted Farming Agreements (承包合同) with the Villagers' Committees or Rural Collective Economic Organizations (村集体经济组织) in order to legally obtain a Rural Land Contracted Operation Right (农村土地承包经营权).

Thereafter, the farmers or other individuals or organizations should apply to the relevant Agriculture Bureau (农业局) or Forestry Bureau (林业局) which will then issue the Land Contracted Operation Right Certificates (土地承包经营权证) (for farmland) or the Forest Right Certificates (林权证) (for forest land) to certify that the applying party has obtained the Rural Land Contracted Operation Right Certificates (土地承包经营权证). For more information regarding Rural Land Contracted Operation Right Certificates (土地承包经营权证) for farmer-collectively-owned land, please refer to the section "Regulation— PRC Land Law".

Due to the lack of a well-developed central filing and registration system of administration and supervision in the PRC rural areas, not many Villagers' Committees (村委会) or Rural Collective Economic Organizations (村集体经济组织) in practice would formally sign Contracted Farming Agreements (承包合同) when granting Rural Land Contracted Operation Right (土地承包经营权). We have not obtained the Rural Land Contracted Operation Right Certificate (土地承包经营权证) for any of our 24 vegetables and fruit planting bases or the Forest Title Certificate (林权证) for any of our six bamboo forest lease agreements. We are not aware of any Land Contacted Operation Right Certificate (土地承包经营权证) or Forest Right Certificates (林权证) issued by the relevant authorities in Songxi County, to evidence the rights of contracted operations for the farmland or forest land. Although we have sought to mitigate such risk by obtaining confirmation letters from the relevant Villagers' Committees (村委会) for all the planning bases and bamboo forest leased by our Group confirming that the farmland contract agreements or forest land contract agreements concerned are in compliance with the relevant laws and regulations, and by filling the lease agreements for record with the Agriculture Bureau or Forestry Bureau in Songxi, there is no assurance that such confirmations would not be revoked or otherwise rendered defective in any respect (for further details in relation to the confirmation letters obtained, please refer to the section "Regulation—PRC Land Law").

(c) Uncertainty of Authorization and Uncertainty of Waivers of Pre-emptive Rights

The rural village cooperatives that lease land to us are supposed to obtain waiver of pre-emptive right from all other farmer-households in the same village or Rural Collective Economic Organizations which did not sign to approve our lease agreements. However, in practice, the cooperatives or the lessors that we deal with do not obtain and keep record of such waiver letters. Without such farmer-households' consent to waive their pre-emptive rights, the validity of the relevant leases may be challenged. We have not obtained such consents for any of the planting bases or bamboo forest we lease.

Although we have sought to mitigate the aforesaid risks by obtaining power of attorney and villager representatives' meeting resolutions from representatives of the farmer-households, there is no assurance that the waiver from representatives of these farmer-households actually exist or would not be rendered defective in any respect. to our knowledge, no proceedings and/or claims have been raised against us relating to the validity of our leases. However, we cannot provide any assurance that such proceedings or claims may not arise in the future. In the event of such proceedings and/or claims are brought against us, our business operations and financial performance may be adversely affected.

We are subject to environmental laws and regulations in the PRC

We are subject to various PRC environmental laws and regulations in the areas where we operate, including laws regulating the emission and discharge of waste materials into soil, air or water. We are also required to obtain and comply with environmental permits for certain operations. In addition, we are responsible for cleaning up in the event that our operations result in the contamination of the environment at our manufacturing facilities. If we violate or fail to comply with the requirements, we could be fined or otherwise sanctioned by regulators. If more stringent compliance or clean-up standards under environmental laws or regulations are imposed, or the results of future testing and analysis at our operating facilities indicate that we are responsible for the release of hazardous substances, we may be subject to additional remediation liability.

We have obtained Pollutants Discharge Permit (《排污许可证》) for Fujian Yada and Yaxin.

Additional environmental matters may also arise in the future at sites where no problem is currently known. In the event of any non-compliance with environmental standards established by applicable laws and regulations or imposed by our customers, our business operations, financial performance, financial position and prospects may be adversely affected.

We may face claims and/or administrative penalties for non-execution of labour contracts or non-payment and/or under-payment of social insurance and housing fund obligations in respect of our temporary workers and our full-time employees

(a) Temporary Workers

We hire temporary workers to work in our processing factories on a temporary basis. We also, from time to time, hire farmers to work in our planting bases to handle due to the increased workload during harvesting seasons (collectively referred to as "Temporary Workers"). Prior PRC law was unclear with respect to our obligations to enter into labour contracts with, or pay any social insurance or housing funds for, our Temporary Workers, and historically we did not enter into such contracts or pay social insurance for our Temporary Workers. With the implementation of PRC Labour Contract Laws (中华人民共和国劳动合同法, "PRC Labour Contract Law") which came into effect from January 1, 2008 and the Implementation Regulations for the Labour Contract Laws (中华人民共和国劳动合同法实施条例) which came into effect September 18, 2008, the PRC government has been adopting increasingly stringent supervision standards over the labour market in the PRC, in particular the farmer workers. In view of the new legal environment, beginning February 1, 2006, we appointed a licensed employment service agent, Nanping Labour Dispatch Services Co., Ltd., Songxi Branch (南平市劳务派遣服务有限公司松溪分公司) to hire our Temporary Workers and dispatch such workers to our operating subsidiaries. Under this arrangement, the Temporary Workers are employees of the dispatch agent, and the agent undertakes the legal obligation to enter into labor contracts and to pay the social insurance and/or housing fund for the workers. The agent also confirms to us that it has undertaken all legal obligations as required by, and complied with all compulsory requirements of, applicable PRC labour laws and regulations. Despite the labor arrangement, according to the PRC Labour Contract Law, in the event that the agent violates applicable PRC labor law, resulting in damages to the employees, we may be held liable to compensate the Temporary Worker for such losses. Although we would be entitled to compensation by the agent for such losses, there is no assurance that the compensation we recovered, if any, would be sufficient to cover the losses incurred. We have obtained certain letters issued by the competent labor authorities and housing fund authorities confirming that we have not been penalized by the labor authorities or housing fund authorities.

In addition, we may be subject to a late charge of 0.2% of the outstanding social insurance contribution per day, a fine ranging from RMB10,000 to RMB50,000 for not attending to housing fund registration, and face proceedings or claims brought by the Temporary Workers, for non-execution of labor contracts and/or non-payment of social insurance or housing fund in respect of the Temporary Workers we hired before September 2008. Due to the nature of our business, these Temporary Workers were employed during our peak harvesting seasons and they were paid on an hourly basis. However, as the turnover of our Temporary Workers was high, with some Temporary Workers working for durations as short as a week, we faced practical difficulty in maintaining a register to estimate and make payment for the amount of outstanding social insurance liability for such Temporary Workers. As a result, we are not able to quantify with certainty our potential liability, if any. To date, we have neither received any verbal or written rectification notice from the labor authority or housing authority nor received any complaints or claims from any of our Temporary Workers regarding these matters. However, we are unable to give any assurance that such administrative penalties will not be imposed on us or such claims will not arise in the future. In the event any claims are brought by the Temporary Workers, we may be required to pay the administrative penalties and compensation and our business operations and financial performance may be adversely affected.

(b) Full-time Employees

Our PRC operating subsidiaries have not paid, or have not been able to pay, certain past social insurance for their full-time employees due to differences in local regulations, inconsistent implementation or interpretation by local authorities in the PRC, insufficient understanding of our legal obligations, and different levels of acceptance of the social insurance by the full-time employees. Our PRC operating subsidiaries have begun paying the social insurance contributions for certain of their full-time employees based on their actual received salaries, but they have not been able to rectify the prior under-payment and non-payment. We have attempted to rectify the under-payment and non-payment. However, the relevant local authorities in the PRC have stated that it is not possible to process rectification payments. We have sought to mitigate the risk of additional assessments by obtaining certain written confirmations from the applicable labor authorities and housing fund authorities confirming that no penalty has been imposed on us. We have not received any verbal or written rectification notice from labour authority or housing fund authority, nor received any complaints or claims from any of our full-time employees relating to the under-payment or non-payment. However, our PRC operating subsidiaries may still be assessed the social insurance and be subject to a late charge at 0.2% per day of the outstanding social insurance contribution, a fine ranging from RMB10,000 to RMB50,000 for not attending to housing fund registration, and may face proceedings or claims for the under-payment or non-payment of social insurance and housing fund.

Our reasonable estimation of the potential liability for non-compliance with the PRC Labour Contract Law and its implementing rules as of December 31, 2011 is approximately $1,996,000, which includes the potential liability for non-compliance of the obligations of the social insurance and housing fund for our full-time employees and temporary workers, and reflects our current good faith estimate of the most likely aggregate costs of rectifying our potential non-compliance regarding the Law's obligations. However, our actual liability could be significantly higher.

Risks Related to The Market For Our Stock Generally

There has been only limited trading activity for our Common Stock.

While our common stock is qualified for listing on the OTC Bulletin Board, there has been limited trading activity through the date of this report. We cannot provide any assurances as to when our common stock will begin trading or that an active market will develop for our common stock.

Our common stock is subject to penny stock rules.

Our common stock is subject to Rule 15g-1 through 15g-9 under the Exchange Act, which imposes certain sales practice requirements on broker-dealers which sell our common stock to persons other than established customers and "accredited investors" (generally, individuals with net worth's in excess of $1,000,000 or annual incomes exceeding $200,000 (or $300,000 together with their spouses)). For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to the sale. This rule adversely affects the ability of broker-dealers to sell our common stock and the ability of our stockholders to sell their shares of common stock.

Additionally, our common stock is subject to the SEC regulations for "penny stock." Penny stock includes any equity security that is not listed on a national exchange and has a market price of less than $5.00 per share, subject to certain exceptions. The regulations require that prior to any non-exempt buy/sell transaction in a penny stock, a disclosure schedule set forth by the SEC relating to the penny stock market must be delivered to the purchaser of such penny stock. This disclosure must include the amount of commissions payable to both the broker-dealer and the registered representative and current price quotations for the common stock. The regulations also require that monthly statements be sent to holders of penny stock that disclose recent price information for the penny stock and information of the limited market for penny stocks. These requirements adversely affect the market liquidity of our common stock.

The concentration of ownership of our securities by our controlling stockholder who does not participate in the management of our business can result in stockholder votes that are not in our best interests or the best interests of our minority stockholders.

Mr. Cai Yangbo owns approximately 61% of our outstanding voting securities, giving him controlling interest in the Company. However, Mr. Cai is not an executive officer or director of the Company and is not a participant in any way in the day to day affairs of the Company. Mr. Cai may have little or no knowledge of the details of the Company's operations and does not participate in the corporate governance of the Company. In addition, this concentration of ownership may also have the effect of discouraging, delaying or preventing a future change of control, which could deprive our stockholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our shares.

Certain provisions of our Articles of Incorporation may make it more difficult for a third party to effect a change-of-control.

Our Articles of Incorporation authorizes the board of directors to issue up to 10,000,000 shares of preferred stock. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the board of directors without further action by the stockholders. These terms may include preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. The issuance of any preferred stock could diminish the rights of holders of our common stock, and therefore could reduce the value of such common stock. In addition, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of the board of directors to issue preferred stock could make it more difficult, delay, discourage, prevent or make it more costly to acquire or effect a change-in-control, which in turn could prevent our stockholders from recognizing a gain in the event that a favorable offer is extended and could materially and negatively affect the market price of our common stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS

As a smaller reporting company, we are not required to provide the disclosure under this item.

ITEM 2. PROPERTIES

There is no private land ownership in China. Individuals and entities are permitted to acquire land use rights for specific purposes. We were granted land use rights for our headquarters in Nanping City, consisting of approximately 44,700 square meters of office space, which extend until 2053 to 2055. We believe the facility is in good condition and adequate to meet our current and anticipated requirements.

We secure access to our planting base through land use agreements that we enter into with the local provincial government or rural village cooperatives. In turn, under the Rural Contracting Law of 2002, the cooperatives grant us the right to enter on the land, and plant and harvest, pursuant to the terms of a rural land use contract. We have entered into 24 vegetables and fruit planting base lease agreements and six bamboo forest lease agreements with local rural villagers' committees as of December 31, 2011. The total relevant rental cost of the planting bases is approximately $1,253,000 per annum, and that of the bamboo forest is approximately $2,130,000 per annum. Generally, we pay the annual rental costs to the village cooperatives at the end of every year. According to the

Entrusting Collecting Agreements entered into with individuals who supervise the planting bases and bamboo forests, the rentals are paid to the rural cooperatives and collected by entrusted individuals on behalf of the Company. These rural land use contracts generally grant us the right to harvest bamboo forest for a term of 20 to 30 years, and to farm the land for vegetable and fruits for a term of 5 to 30 years. We are in the second to seventh year of the ease term of each vegetables and fruits planting base lease agreement and in the second to seventh year of the lease term of each bamboo forest lease agreements.

ITEM 3. LEGAL PROCEEDINGS

From time to time and in the course of business, we may become involved in various legal proceedings seeking monetary damages and other relief. The amount of the ultimate liability, if any, from such claims cannot be determined. However, in the opinion of our management, there are no legal claims currently pending or threatened against us that would be likely to have a material adverse effect on our financial position, results of operations or cash flows.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is quoted on the OTC Bulletin Board under the symbol "AGAC". The OTC Bulletin Board is a regulated quotation service that displays real-time quotes, last-sale prices and volume information in over-the-counter equity securities. The OTC Bulletin Board securities are traded by a community of market makers that enter quotes and trade reports. Quotes on the OTC Bulletin Board represent inter-dealer prices, without adjustment for retail mark-up, markdown or commission and may not represent actual transactions.

We acquired our current operating subsidiaries on August 20, 2010. Since that time there has been only limited, sporadic trading of our common stock. The following table sets forth the high and low bid prices per share of our common stock for the periods indicated as reported on the OTC Bulletin Board. Quotes for the period before the third quarter of 2010 reflect the prices prior to the exchange agreement and the commencement of our current business.

For the year ended December 31, 2011	*High*	*Low*
Fourth Quarter	$5	$1.3
Third Quarter	$4.5	$3.23
Second Quarter	$4	$4
First Quarter	$4	$4
For the year ended December 31, 2010		
Fourth Quarter	$4	$4
Third Quarter	$4	$0.04
Second Quarter	$0.04	$0.04
First Quarter	N/A	N/A

Holders of Record

As of March 2, 2012, 36,823,626 shares of our common stock were issued and outstanding, and held by approximately 535 stockholders of record.

Dividends

We have never declared or paid any cash dividends on our common stock. Any future determination to pay dividends will be at the discretion of our board of directors. We currently intend to retain any earnings to finance the development and expansion of our business, and do not anticipate paying any cash dividends on our common stock. In addition, PRC regulation of foreign currency exchange may limit our ability to receive dividends from our operating subsidiaries, and therefore limit our ability to pay dividends to our stockholders.

Securities Authorized for Issuance under Equity Compensation Plans

The information required by this item will be contained in our definitive proxy statement to be filed with the SEC in connection with our 2012 annual meeting of stockholders, which is expected to be filed not later than 120 days after the end of our fiscal year ended December 31, 2011, and is incorporated in this report by reference.

Recent Sales of Unregistered Securities

On February 10, 2011, we issued a warrant to purchase 50,000 shares of common stock to CCG Investor Relations Partners LLC. The warrant is exercisable at a price of $4.00 per share and expires on February 10, 2016. The issuance of the warrant was made in reliance on the exemption provided by Section 4(2) of the Securities Act for the offer and sale of securities not involving a public offering and Regulation S promulgated under Securities Act.

Under the stock option plan adopted by the Company in 2010, options to purchase an aggregate of 3,093,258 shares of our common stock, with an exercise period of 10 years, were granted to the management and employees of the Company on February 14, 2011. The issuance of these options was made in reliance on the exemption provided by Section 4(2) of the Securities Act for the offer and sale of securities not involving a public offering, and Regulation D and Regulation S promulgated under the Securities Act.

ITEM 6. SELECTED FINANCIAL DATA

As a smaller reporting company, we are not required to provide the information under by this item.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is intended as a review of significant factors affecting our financial condition and results of operations for the periods indicated. The discussion should be read in conjunction with our consolidated financial statements and the notes presented herein. See "ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA." below. In addition to historical information, the following Management's Discussion and Analysis of Financial Condition and Results of Operations contain forward-looking statements that involve risks and uncertainties. Our actual results could differ significantly from those anticipated in these forward-looking statements as a result of certain factors discussed in this report. See "Forward-Looking Statements," above.

Overview

We are a green and organic food company with headquarters in Fujian Province, China. We currently provide over 100 kinds of fresh and processed products in three principal categories, bamboo shoot products, fresh vegetables and fruit, and processed vegetables. Bamboo shoot products accounted for approximately 48% of our revenue in 2011, while fresh vegetables and fruit accounted for approximately 29% of revenue, processed vegetables for 8% of revenue, and bamboo wood for 15% of revenue, respectively.

We have a vertically integrated operation consisting of planting, manufacturing and sales of final products. We can supply most of fresh raw material from our own land. We view our integrated operations as key to the quality of our products, as we monitor substantially all of our products from seed to ultimate sale. Accordingly, our ability to grow is dependent in part on the size of lands we control under lease, and our processing and storage capacity. We are currently experiencing rapid growth in our business and continually seek to procure additional lands for planting. We anticipate making capital expenditures over the next twelve to 24 months to increase our cold storage capacity, increase production resources and establish new corporate offices.

We conduct our operations in China and sell products in 10 provinces and administrative regions in China as well as the Japanese market. In 2011, we derived approximately 93% of our revenue in China and approximately 7% in Japan.

Agricultural products are naturally subject to seasonality tied to their local growing season. For example, our fresh bamboo shoots, an important revenue driver, are only available for sale from approximately December through April. As a result, our fourth and first quarter revenues can be significantly higher than our second and third quarter revenues. We seek to offset the impact of seasonality on our revenues by managing a diversified portfolio of products. In addition to product diversification, we use cold storage facilities to preserve some of our fresh products to extend their season and time market sales to improve gross margin.

Recent Developments

On August 20, 2010, we entered into an exchange agreement with Sino Oriental Agriculture Group Ltd. and the shareholders of Sino Oriental Agriculture Group Ltd, pursuant to which all of the shareholders of Sino Oriental Agriculture Group Ltd. transferred all of the issued and outstanding stock of Sino Oriental Agriculture Group Ltd. to us, and in exchange we issued to such shareholders 29,214,043 newly issued shares of our common stock. In connection with this exchange we acquired the business of Fujian Yada, our current operating subsidiary. The transaction was accounted for as a reverse merger.

Also on August 20, 2010 we closed the transactions under a securities purchase agreement dated July 23, 2010 with certain institutional investors, pursuant to which we sold 1,939,407 units of common stock and warrants for an aggregate purchase price of approximately $15.3 million. We used the proceeds of that offering to expand our physical facilities and to increase our planting bases.

We experienced substantial growth in 2011. Net sales for the year were $100 million an increase of approximately 39% over the year ended December 31, 2010. Gross margins for 2011 increased to 40% due mainly to decrease of reclamation fee incurred for bamboo forests and vegetables planting bases. Net income for the year was $31.3 million, an increase of $9.7 million or 45%, compared to the fiscal year ended December 31, 2010.

In addition, we believe that the investments we made in physical facilities and planting bases in 2011 establish a strong foundation for growth in 2012 and beyond. Our current growth strategy is currently centered on the following initiatives:

- Expand our planting base.
- Further expand our domestic sales and distribution network and enter new markets.
- Increase our processing facilities and cold storage capacity.
- Further enhance our brand recognition.

We are continuing to invest in new forest and planting bases. The table below summarizes our planting bases as of December 31, 2010 and December 31, 2011.

	December 31, 2010	December 31, 2011
Bamboo forest	30,500 acres (123.43 square kilometers)	31,700 acres (128.29 square kilometers)
Vegetables & Fruits	12,500 acres (50.59 square kilometers)	12,500 acres (50.59 square kilometers)

We currently sell through distributors and members of our own sales force to farmers' markets, supermarkets, food manufacturers, restaurants and retailers in China. The following table shows the number of internal sales team members, outside sales agents and markets served at December 31, 2010 and December 31, 2011.

	December 31, 2010	December 31, 2011
Internal Sales Team Members	56	55
Distributors	100	163

In 2011, we focused on expansion of our sales network in the domestic market. We have no immediate plans to expand our international sales presence beyond Japan.

We had a 6,000 metric ton cold storage facility as at December 31, 2011 for storing fresh and semi-finished products. We are adding an additional 5,500 metric ton cold storage facility in order to meet the requirements of our existing products and the anticipated need for storage as a result of our recent new product launches. As of December 31, 2011, the construction work for the additional cold storage for this additional facility was underway.

We have been gaining brand recognition in China, especially in Fujian Province. Our brand “ ” was awarded as a “Well Known Trademark” in China in 2011. At December 31, 2011 we had expanded our sales network to approximately 800 supermarket stores. We plan to further enhance our name recognition through establishing branded counters at supermarkets.

Results of Operations

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

The following table sets forth key components of our results of operations for the periods indicated, both in dollars and as a percentage of our net sales.

(All amounts, other than percentage, in thousands of US dollars)

Item (Audited)	For the year ended December 31, 2011 (As reported)			For the year ended December 31, 2010 (As reported)		
		In Thousands	As a Percentage of Net Sales		In Thousands	As a Percentage of Net Sales
Net Sales	$	100,073	100%	$	72,106	100%
Cost of Sales		(60,273)	(60%)		(46,274)	(64%)
Gross profit		39,800	40%		25,832	36%
Selling and administrative expenses		(7,562)	(8%)		(3,772)	(5%)
Operating income		32,238	32%		22,060	31%
Government Grant Income		293	-		44	-
Other loss - net		(314)	-		(53)	-
Net finance costs		(720)	(1%)		(620)	(1%)
Income before income taxes		31,497	31%		21,431	30%
Income tax (provision) credit		(237)	-		164	-
Net income		31,260	31%		21,595	30%

Net Sales. Our net sales consist of revenue derived from the sale of our food products, less discounts and returns. For the year ended December 31, 2011 our net sales were $100.1 million compared to $72.1 million for the same period last year, an increase of $28.0 million or approximately 39%. Of such increase, approximately $19.7 million was attributable to increased sales volume of our products, while approximately $5.0 million was due to higher average selling prices of our products and approximately $3.3 million was due to the appreciation of the Renminbi against the US dollar.

Cost of Sales. Our cost of sales is primarily comprised of the costs of our raw materials, labor, overhead and sales tax. For the year ended December 31, 2011 our cost of sales were approximately $60.3 million compared to approximately $46.3 million for the same period last year, an increase of approximately $14.0 million or approximately 30%. This increase was primarily due to higher sales volume. As a percentage of net sales, the cost of sales decreased to approximately 60% for the year ended December 31, 2011 from approximately 64% for the year ended December 31, 2010.

Gross Profit and Gross Margin. Our gross profit is equal to our net revenues less our cost of sales. Our gross profit was approximately $39.8 million for the year ended December 31, 2011, compared to approximately $25.8 million for the same period last year, an increase of approximately $14.0 million or approximately 54%. Gross profit as a percentage of net sales was approximately 40% and 36% for the year ended December 31, 2011 and 2010, respectively. The increase in the gross margin was primarily attributable to a decrease in reclamation fees incurred for our bamboo forests and vegetables planting bases due to floods that happened in 2010 and did not occur in 2011, and, to a lesser extent, to an increase in gross profit margin of high PH bamboo shoots and certain vegetable products.

Selling and Administrative Expenses. Our selling and administrative expenses increased approximately $3.8 million, or approximately 100%, to approximately $7.6 million for the year ended December 31, 2011 from approximately $3.8 million for the year ended December 31, 2010.

Our selling expenses include sales commissions, the cost of promotional materials, salaries and fringe benefits of sales personnel, transportation costs and other sales related costs. Our selling expenses increased to approximately $2.2 million for the year ended December 31, 2011, compared to approximately $1.4 million for the prior year, an increase of approximately $0.8 million. As a percentage of net sales, selling expenses for the two years ended December 31, 2011 and 2010 were roughly flat at approximately 2%. The dollar increase of our selling expenses is primarily attributable to employee share option expenses, and to a lesser extent, higher expenses associated with our sales expansion in the Chinese domestic market.

Our administrative expenses include the costs associated with staff and support personnel who manage our business activities, office expense, professional fees paid to third parties, foreign exchange expense, and depreciation of non-production facilities. Our administrative expenses increased approximately $3.1 million, or approximately 130%, to approximately $5.4 million for the year ended December 31, 2011 from approximately $2.3 million for the year ended December 31, 2010. The increase is mainly attributable to employee share option expenses that we did not incur during the year ended December 31, 2010. In addition, we experienced increases in our salary expenses. As a percentage of net sales, administrative expenses for the year ended December 31, 2011 were approximately 5%, as compared to approximately 3% for the year ended December 31, 2010.

Net Finance Costs. Our net finance costs were approximately $0.7 million and $0.6 million for the two years ended December 31, 2011 and 2010, respectively. The slight increase was primarily attributable to the increase in bank borrowings. As a percentage of net sales, net finance costs for the two years ended December 31, 2011 and 2010 were roughly flat at approximately 1%.

Income Taxes. We had an income tax of approximately $0.2 million for the year ended December 31, 2011, as compared to an income tax credit of approximately $0.2 million for the year ended December 31, 2010. This was primarily attributable to an increase in our taxable profit, after our tax exemption on profits from sales of fresh produce.

We receive significant tax exemptions and subsidies in connection with our business activities in China. See "Risk Factors—We benefit from certain preferential tax policies and subsidies for agricultural producers in China; the discontinuation or loss of any of these policies or subsidies would increase our tax expenses and reduce our profitability." For example, in the year ended December 31, 2011, we enjoyed an income tax exemption on profits from fresh produce worth approximately $8.4 million. We cannot assure you that these tax exemptions and grants will continue, and if they do not, our net cash provided by operating activities and net income will be reduced by the value of the benefits lost. Based on our financial performance in prior periods, this decrease would constitute a material adverse effect on our operating results and liquidity and capital resources.

Net Income. Our net income increased by approximately $9.7 million, or approximately 45%, to approximately $31.3 million for the year ended December 31, 2011 from approximately $21.6 million for the year ended December 31, 2010. The main reasons for the growth of our net income were due to the changes in our other key components of our results of operations discussed above.

Liquidity and Capital Resources

As of December 31, 2011, we had cash and cash equivalents of approximately $12.8 million, compared to $10.0 million for December 31, 2010. Our accounts receivable at December 31, 2011 was $24.2 million, compared to $20.9 million for December 31, 2010. Our days' sales outstanding decreased to 88 days as at December 31, 2011 from 106 days as at December 31, 2010. The decrease was primarily due to an increased portion of sales of fresh products, with their shorter payment cycles, compared to processed products, in the fourth quarter of 2011 vs. 2010. We finished 2011 with net working capital of $43.5 million, compared to $30.0 million at the end of 2010.

The following table provides detailed information about our net cash flow for all financial statements periods presented in this report.

Cash Flow
(All amounts in thousands of U.S. dollars)

	Year Ended December 31 (Audited)	
	2011	**2010**

Net cash provided by operating activities	$	24,593	$	15,409
Net cash used in investing activities		(24,913)		(15,299)
Net cash provided by financing activities		2,899		9,043
Effect of exchange rate on cash and cash equivalents		266		414
Cash and cash equivalents at the beginning of the period		9,988		421
Cash and cash equivalents at the end of the period		12,833		9,988

Cash Flows from Operating Activities.

Net cash provided by operating activities was approximately $24.6 million for the year ended December 31, 2011, an increase of approximately $9.2 million from $15.4 million for the year ended December 31, 2010. The increase of net cash provided by operating activities was primarily attributable to the additional net income generated in the period.

Cash Flows from Investing Activities.

Net cash used in investing activities for the year ended December 31, 2011 was approximately $24.9 million compared to approximately $15.3 million for the year ended December 31, 2010. The increase of net cash used in investing activities was primarily attributable to the expansion of production facilities and planting bases. During fiscal 2011 we invested approximately $4.8 million to acquire property, plant and equipment and approximately $20.1 million to acquire land use rights.

Cash Flows from Financing Activities.

Net cash provided by financing activities was approximately $2.9 million in the year ended December 31, 2011, compared to approximately $9.0 million in fiscal year 2010. The net cash provided by financing activities for fiscal year 2011 was mainly attributable to proceeds from addition of borrowings. The decrease of net cash provided by financing activities was primarily due to the private placement in 2010 which did not occur in 2011.

In addition to cash flows from operations, our principal source of liquidity is borrowings under a number of financing agreements. We are in material compliance with the covenants in the agreements. Any failure by us to meet the obligations under the agreements could have an adverse impact on our liquidity and capital resources. As of December 31, 2011, our banking facilities were composed of secured short-term borrowings of approximately $9,415,000.

We had the following financing arrangements as of December 31, 2011, including those with third parties:

- Fujian Shengda Food Co., Ltd entered into a Maximum Amount Mortgage Contract on March 19, 2009 with China Construction Bank Corporation Ltd Songxi Branch, filed as Exhibit 10.1, to provide a RMB4,130,000, or $618,615 mortgage to secure certain debts owed to China Construction Bank Corporation Ltd Songxi Branch by Fujian Shengda Food Development Co., Ltd.

- Fujian Shengda Food Co., Ltd entered into a Maximum Amount Mortgage Contract on February 27, 2009 with China Construction Bank Corporation Ltd Songxi Branch, filed as Exhibit 10.2 to provide a RMB15,160,000, or $2,270,753 mortgage to secure certain debts owed to China Construction Bank Corporation Ltd Songxi Branch by Fujian Shengda Food Development Co., Ltd.

- Fujian Shengda Food Co., Ltd. entered into a Maximum Amount Mortgage Contract on March, 2009 with China Construction Bank Corporation Ltd Songxi Branch, filed as Exhibit 10.3, to provide a RMB7,840,000, or $1,174,321 mortgage to secure certain debts owed to China Construction Bank Corporation Ltd Songxi Branch by Fujian Shengda Food Development Co., Ltd.

- Fujian Shengda Import & Export Trading Co., Ltd., an indirectly owned subsidiary of the Company, entered into a Maximum Mortgage Contract on February 27, 2009 with China Construction Bank Corporation Ltd Songxi Branch, filed as Exhibit 10.4, to provide a RMB29,000,000, or $4,343,788 mortgage guarantee for certain debts owed to China Construction Bank Corporation Ltd Songxi Branch by Fujian Shengda Food Development Co., Ltd.

- Fujian Yada Group Co., Ltd. entered into a Bank Acceptance Agreement on August 11, 2010 with China Construction Bank Corporation Ltd Songxi Branch, filed as Exhibit 10.5, whereby China Construction Bank Corporation Ltd Songxi Branch accepts bills of exchange in the total amount of RMB5,800,000, or $868,758 for a service fee of 0.5‰ of the face value of the bills of exchange.

- Songxi Yasheng Food Co., Ltd. entered into a Guaranty Contract on August 11, 2010 with China Construction Bank Corporation Ltd Songxi Branch to guarantee payment of RMB3,150,000, or $471,825 debt owed to China Construction Bank Corporation Ltd Songxi Branch by Fujian Yada Group Co., Ltd, filed as Exhibit 10.6.

- Fujian Yada Group Co., Ltd. entered into a RMB Fund Loan Contract on February 16, 2011, filed as Exhibit 10.7, to borrow from Songxi Sub-branch of Construction Bank of Co., Ltd the amount of RMB2,900,000, or $441,380 for purpose of capital turnover, and the annual interest rate of the loan shall be benchmark interest rate announced by the

People's Bank of China as of the value date. The term of such RMB Fund Loan Contract shall be from February 16, 2011 to February 16, 2012.

- Mr. Zhan Youdai and Ms. Zhou Liufeng entered into a Natural Person Guarantee Contract on February 16, 2011 with Songxi Sub-branch of Construction Bank of China Co., Ltd, filed as Exhibit 10.8, to assume the several and joint guarantee liability for the loan under a RMB Fund Loan Contract between Fujian Yada Group Co., Ltd. and indirectly owned subsidiary of the Company, and Songxi Sub-branch of Construction Bank of China Co., Ltd. valued at RMB2,900,000, or $441,380.

- Fujian Yada Group Co., Ltd. entered into a RMB Fund Loan Contract on February 16, 2011, filed as Exhibit 10.9, to borrow from Songxi Sub-branch of Construction Bank of Co., Ltd the amount of RMB3,100,000, or $471,820 for purpose of capital turnover, and the annual interest rate of the loan shall be benchmark interest rate announced by the People's Bank of China as of the value date. The term of such RMB Fund Loan Contract shall be from February 16, 2011 to February 16, 2012.

- Mr. Zhan Youdai and Ms. Zhou Liufeng entered into a Natural Person Guarantee Contract on February 16, 2011 with Songxi Sub-branch of Construction Bank of China Co., Ltd., filed as Exhibit 10.10, to assume the several and joint guarantee liability for the loan under a RMB Fund Loan Contract between Fujian Yada Group Co., Ltd, and indirectly owned subsidiary of the Company, and Songxi Sub-branch of Construction Bank of China Co., Ltd. valued at RMB3,100,000, or $471,820.

- Fujian Yada Group Co., Ltd. entered into a RMB Fund Loan Contract on March 2, 2011, filed as Exhibit 10.11, to borrow from Songxi Sub-branch of Construction Bank of Co., Ltd the amount of RMB5,000,000, or $761,000 for purpose of capital turnover, and the annual interest rate of the loan shall be benchmark interest rate announced by the People's Bank of China as of the value date. The term of such RMB Fund Loan Contract shall be from March 2, 2011 to February 2, 2012.

- Mr. Zhan Youdai and Ms. Zhou Liufeng entered into a Natural Person Guarantee Contract on March 2, 2011 with Songxi Sub-branch of Construction Bank of China Co., Ltd, filed as Exhibit 10.12, to assume the several and joint guarantee liability for the loan under a RMB Fund Loan Contract between Fujian Yada Group Co., Ltd, and indirectly owned subsidiary of the Company, and Songxi Sub-branch of Construction Bank of China Co., Ltd. valued at RMB5,000,000, or $761,000.
- Fujian Yada Group Co., Ltd and Industrial and Commercial Bank of China Limited Jianyang Sub-branch entered into a Maximum Amount Guarantee Contract on June 28, 2010, filed as Exhibit 10.13, to guarantee a maximum of RMB20,000,000, or $3,044,001 for debts within the period from June 28, 2010 to June 27, 2011 owed to the Industrial and Commercial Bank of China Limited Jianyang Sub-branch by Fujian Yaxin Food Group Co., Ltd.
-
- Fujian Yaxin Food Co., Ltd. entered into a Domestic Factoring Contract on January 31, 2011, filed as Exhibit 10.14, to borrow from Industrial and Commercial Bank of China Limited Jianyang Sub-branch the amount of RMB2,600,000, or $395,720 for purpose of capital turnover, and the annual interest rate of the loan shall be benchmark interest rate announced by the People's Bank of China as of the value date. The term of such RMB Fund Loan Contract shall be from January 31, 2011 to the date when Fujian Yaxin Food Co., Ltd fulfills all the obligations under the Domestic Factoring Contract.

- Fujian Yaxin Food Co., Ltd. entered into a Small Business Loan Agreement on April 6, 2011, filed as Exhibit 10.15, to borrow from Industrial and Commercial Bank of China Limited Jianyang Sub-branch the amount of RMB5,000,000, or $773,503 for purpose of purchasing financial resources and materials, and the annual interest rate of the loan shall be 6.941%. The term of the Agreement shall be from April 6, 2011 to April 5, 2012.

- Fujian Yaxin Food Co., Ltd. entered into a Maximum Amount Liquid Fund Loan Contract on May 5, 2011, filed as Exhibit 10.16, to borrow from Jianyang City Rural Credit Cooperative Union Business Department the amount of RMB2,000,000, or $309,401 for purpose of purchasing financial resources and materials, and the monthly interest rate of the loan shall be 10.908%. . The term of the Agreement shall be from May 5, 2011 to May 4, 2012.

- Fujian Yaxin Food Co., Ltd. entered into a Domestic Factoring Contract on July 26, 2011, filed as Exhibit 10.17, to borrow from Industrial and Commercial Bank of China Limited Jianyang Sub-branch the amount of RMB3,000,000, or $469,498 for purpose of purchasing materials, and the annual interest rate of the loan shall be the benchmark interest rate announced by the People's Bank of China plus a floating rate of 5% on each loan issuing date. The term of such Contract shall be from July 26, 2011 to January 12, 2012.

- Fujian Yada Group Co., Ltd. entered into a RMB Fund Loan Contract on August 4, 2011, filed as Exhibit 10.18, to borrow from Songxi Sub-branch of Construction Bank of Co., Ltd the amount of RMB3,600,000, or $563,398 for purpose of capital turnover, and the annual interest rate of the loan shall be the benchmark interest rate announced by the People's Bank of China as of the value date. The term of such RMB Fund Loan Contract shall be from August 4, 2011 to February 4, 2012.

- Mr. Zhan Youdai and Ms. Zhou Liufeng entered into a Natural Person Guarantee Contract on August 4, 2011 with Songxi Sub-branch of Construction Bank of China Co., Ltd., filed as Exhibit 10.19, to assume the several and joint guarantee liability for the loan under a RMB Fund Loan Contract between Fujian Yada Group Co., Ltd, an indirectly owned subsidiary of the Company, and Songxi Sub-branch of Construction Bank of China Co., Ltd. valued at RMB3,600,000, or $563,398.

- Fujian Yada Group Co., Ltd. entered into a RMB Fund Loan Contract on August 4, 2011, filed as Exhibit 10.20, to borrow from Songxi Sub-branch of Construction Bank of Co., Ltd the amount of RMB1,400,000, or $219,099 for purpose of capital turnover, and the annual interest rate of the loan shall be the benchmark interest rate announced by the People's Bank of China as of the value date. The term of such RMB Fund Loan Contract shall be from August 4, 2011 to February 4, 2012.

- Mr. Zhan Youdai and Ms. Zhou Liufeng entered into a Natural Person Guarantee Contract on August 4, 2011 with Songxi Sub-branch of Construction Bank of China Co., Ltd., filed as Exhibit 10.21, to assume the several and joint guarantee liability for the loan under a RMB Fund Loan Contract between Fujian Yada Group Co., Ltd, an indirectly owned subsidiary of the Company, and Songxi Sub-branch of Construction Bank of China Co., Ltd. valued at RMB1,400,000, or $219,099.

- Fujian Yada Group Co., Ltd. entered into a Domestic Commercial Invoice Discount Financing Application Letter, filed as Exhibit 10.22, to borrow from Bank of China Songxi Branch an approximate amount of RMB3,278,635, or $513,104 for purpose of financing, and the annual interest rate of the loan shall be 5.85%. The term of such RMB Fund Loan Contract shall be from August 15, 2011 to January 2, 2012.

- Fujian Yada Group Co., Ltd entered into a Mortgage Loan Agreement on August 17, 2011, filed as Exhibit 10.23, to borrow from Songxi County rural Credit Cooperative Business Department the amount of RMB6,000,000, or $938,997 for purpose of purchasing fresh agricultural products, and the monthly interest of the loan shall be 0.8641667%. The term of such Mortgage Loan Agreement shall be from August 17, 2011 to February 14, 2012. The loan shall be only used for purposes in accordance with the Mortgage Loan Agreement.

- Fujian Yada Group Co., Ltd. entered into a Domestic Letter of Credit Opening Contract, filed as Exhibit 10.24, to borrow from Songxi Sub-branch of Construction Bank of China Co., Ltd. an approximate amount of RMB10,000,000, or $1,564,994 for capital turnover, and the deposit for issuing the L/C shall be 30% of the total amount of the L/C plus the floating amount (if applicable), which is RMB3,000,000, or $469,498. The term of such Domestic Letter of Credit Opening Contract shall be from September 27, 2011 to March 23, 2012.

- Fujian Yada Group Co., Ltd. entered into a Guarantee Deposit Pledge Contract of Domestic Letter of Credit Opening Contract on September 27, 2011 with Songxi Sub-branch of Construction Bank of China Co., Ltd., filed as Exhibit 10.25, to provide a pledge for the guarantee deposit of RMB3,000,000, or $469,498, under a Domestic Letter of Credit Opening Contract between Fujian Yada Group Co., Ltd. and Songxi Sub-branch of Construction Bank of China Co., Ltd.

- Fujian Shengda Import and Export Trading Co., Ltd. entered into a Guarantee Contract on September 27, 2011 with Songxi Sub-branch of Construction Bank of China Co., Ltd., filed as Exhibit 10.26, to assume the several and joint guarantee liability for a L/C under a Domestic Letter of Credit Opening Contract between Fujian Yada Group Co., Ltd, an indirectly owned subsidiary of the Company, and Songxi Sub-branch of Construction Bank of China Co., Ltd. valued at RMB10,000,000, or $1,564,994.

- Songxi Yasheng Food Co., Ltd. entered into a Guarantee Contract on September 27, 2011 with Songxi Sub-branch of Construction Bank of China Co., Ltd., filed as Exhibit 10.27, to assume the several and joint guarantee liability for a L/C under a Domestic Letter of Credit Opening Contract between Fujian Yada Group Co., Ltd, an indirectly owned subsidiary of the Company, and Songxi Sub-branch of Construction Bank of China Co., Ltd. valued at RMB10,000,000, or $1,564,994.

- Mr. Zhan Youdai and Ms. Zhou Liufeng entered into a Natural Person Guarantee Contract on September 27, 2011 with Songxi Sub-branch of Construction Bank of China Co., Ltd., filed as Exhibit 10.28, to assume the several and joint guarantee liability for a L/C under a Domestic Letter of Credit Opening Contract between Fujian Yada Group Co., Ltd, an indirectly owned subsidiary of the Company, and Songxi Sub-branch of Construction Bank of China Co., Ltd. valued at RMB10,000,000, or $1,564,994.

- Fujian Yada Group Co., Ltd. entered into a RMB Fund Loan Contract on November 28, 2011, filed as Exhibit 10.29, to borrow from Songxi Sub-branch of Construction Bank of Co., Ltd. the amount of RMB8,000,000, or $1,256,953 for purpose of purchasing corns, mushrooms and fresh radishes, and the annual interest rate of the loan shall be the benchmark interest rate announced by the People's Bank of China as of the value date. The term of such RMB Fund Loan Contract shall be from November 28, 2011 to November 28, 2012.

- Fujian Yada Group Co., Ltd and Songxi Sub-branch of Construction Bank of Co., Ltd. entered into a Maximum Amount Mortgage Contract on November 28, 2011, filed as Exhibit 10.30, to provide a mortgage of land use rights for a maximum of RMB13,860,000, or $1,256,953 for debts within the period from 2011 to 2014 owed to the Songxi Sub-branch of Construction Bank of Co., Ltd. by Fujian Yada Group Co., Ltd.

Contract	Bank	Borrower/ Mortgager/ Guarantor	Loan/Mortgaged/Guaranteed Amount	Repayment Term of the Loan/ Repayment Term of the Loan Covered by Mortgage/Guarantee	Interest Rate	Maturity
Maximum Amount Mortgage Contract (Exhibit 10.1)	China Construction Bank Corporation Ltd Songxi Branch	Fujian Shengda Food Co., Ltd.	$618,615	March 19, 2009 to March 19, 2012	N/A	March 19, 2012
Maximum Amount Mortgage Contract (Exhibit 10.2)	China Construction Bank Corporation Ltd Songxi Branch	Fujian Shengda Food Co., Ltd	$2,270,753	February 27, 2009 to February 27, 2012	N/A	February 27, 2012
Maximum Amount Mortgage Contract (Exhibit 10.3)	China Construction Bank Corporation Ltd Songxi Branch	Fujian Shengda Food Co., Ltd.	$1,174,321	March, 2009 to March 2012	N/A	March 2012
Maximum Amount Mortgage Contract (Exhibit 10.4)	China Construction Bank Corporation Ltd Songxi Branch	Fujian Shengda Import & Export Trading Co., Ltd.	$4,343,788	February 27, 2009 to February 27, 2012	N/A	February 27, 2012
Bank Acceptance Agreement (Exhibit 10.5)	China Construction Bank Corporation Ltd Songxi Branch	Fujian Yada Group Co., Ltd.	$868,758	August 11, 2010 to February 11, 2013	A service fee of 0.5‰ of the face value of the bills of exchange	February 11, 2013
Guarantee Contract (Exhibit 10.6)	China Construction Bank Corporation Ltd Songxi Branch	Songxi Yasheng Food Co., Ltd.	$471,825	August 11, 2010 to February 11, 2013	N/A	February 11, 2013
RMB Fund Loan Contract (Exhibit 10.7)	Songxi Sub-branch of Construction Bank of China Co., Ltd.	Fujian Yada Group Co., Ltd.	$441,380	February 16, 2011 to February 16, 2012	Annual interest rate shall be the benchmark interest rate announced by the People's Bank Of China as of the value date	February 16, 2012
Natural Person Guarantee Contract (Exhibit 10.8)	Songxi Sub-branch of Construction Bank of China Co., Ltd	Mr. Zhan Youdai and Ms. Zhou Liufeng	$441,380	February 16, 2011 to February 16, 2012	N/A	February 16, 2012
RMB Fund Loan Contract (Exhibit 10.9)	Songxi Sub-branch of Construction Bank of China Co., Ltd.	Fujian Yada Group Co., Ltd.	$471,820	February 16, 2011 to February 16, 2012	Annual interest rate shall be the benchmark interest rate announced by the People's Bank Of China as of the value date	February 16, 2012
Natural Person Guarantee Contract (Exhibit 10.10)	Songxi Sub-branch of Construction Bank of China Co., Ltd	Mr. Zhan Youdai and Ms. Zhou Liufeng	$471,820	February 16, 2011 to February 16, 2012	N/A	February 16, 2012
RMB Fund Loan Contract (Exhibit 10.11)	Songxi Sub-branch of Construction Bank of China Co., Ltd.	Fujian Yada Group Co., Ltd.	$761,000	March 2, 2011 to February 2, 2012	Annual interest rate shall be the benchmark interest rate announced by the People's Bank Of China as of the value date	February 2, 2012

Natural Person Guarantee Contract (Exhibit 10.12)	Songxi Sub-branch of Construction Bank of China Co., Ltd	Mr. Zhan Youdai and Ms. Zhou Liufeng	$761,000	March 2, 2011 to February 2, 2012	N/A	February 2, 2012
Maximum Amount Guarantee Contract (Exhibit 10.13)	Industrial and Commercial Bank of China Limited Jianyang Sub-branch	Fujian Yada Group Co., Ltd	$3,044,001	June 28, 2010 to June 27, 2013	N/A	June 27, 2013
Domestic Factoring Contract (Exhibit 10.14)	Industrial and Commercial Bank of China Limited Jianyang Sub-branch	Fujian Yaxin Food Co., Ltd	$395,720	January 31, 2011 to the date when Fujian Yaxin Food Co., Lt fulfills all the obligations under the Contract	Annual interest rate shall be the benchmark interest rate of the loan announced by the People's Bank Of China as of the loan issuing day	The date when Fujian Yaxin Food Co., Ltd. fulfills all the obligations under the Contract
Small Business Loan Agreement (Exhibit 10.15)	Industrial and Commercial Bank of China Limited Jianyang Sub- branch	Fujian Yaxin Food Co., Ltd	$773,503	April 6, 2011 to April 5, 2012	6.941% annual	April 5, 2012
Maximum Amount Liquid Fund Loan Contract (Exhibit 10.16)	Jianyang City Rural Credit Cooperative Union Business Department	Fujian Yaxin Food Co., Ltd	$309,401	May 5, 2011 to May 4, 2012	10.908 ‰ monthly	May 4, 2012
Domestic Factoring Contract (Exhibit 10.17)	Industrial and Commercial Bank of China Limited Jianyang Sub-branch	Fujian Yaxin Food Co., Ltd	$469,498	July 26, 2011 to January 12, 2012	Annual interest rate shall be the benchmark interest rate of the loan announced by the People's Bank Of China plus a floating rate of 5% on each loan issuing date	January 12, 2012
RMB Fund Loan Contract (Exhibit 10.18)	Songxi Sub-branch of Construction Bank of China Co., Ltd.	Fujian Yada Group Co., Ltd.	$563,398	August 4, 2011 to February 4, 2012	Annual interest rate shall be the benchmark interest rate announced by the People's Bank Of China as of the value date	February 4, 2012
Natural Person Guarantee Contract (Exhibit 10.19)	Songxi Sub-branch of Construction Bank of China Co., Ltd	Mr. Zhan Youdai and Ms. Zhou Liufeng	$563,398	August 4, 2011 to February 4, 2012	N/A	February 4, 2012
RMB Fund Loan Contract (Exhibit 10.20)	Songxi Sub-branch of Construction Bank of China Co., Ltd.	Fujian Yada Group Co., Ltd.	$219,099	August 4, 2011 to February 4, 2012	Annual interest rate shall be the benchmark interest rate announced by the People's Bank Of China as of the value date	February 4, 2012
Natural Person Guarantee Contract (Exhibit 10.21)	Songxi Sub-branch of Construction Bank of China Co., Ltd	Mr. Zhan Youdai and Ms. Zhou Liufeng	$219,099	August 4, 2011 to February 4, 2012	N/A	February 4, 2012

Domestic Commercial Invoice Discount Financing Application Letter (Exhibit 10.22)	Bank of China Songxi Branch	Fujian Yada Group Co., Ltd	$513,104	August 15, 2011 to January 2, 2012	5.85% per annum	January 2, 2012
Mortgage Loan Agreement (Exhibit 10.23)	Songxi County Rural Credit Cooperative Business Department	Fujian Yada Group Co., Ltd	$938,997	August 17, 2011 to February 14, 2012	0.8641667% monthly	February 14, 2012
Domestic Letter of Credit Opening Contract (Exhibit 10.24)	Songxi Sub-branch of Construction Bank of China Co., Ltd	Fujian Yada Group Co., Ltd	$1,564,994	September 27, 2011 to March 23, 2012	deposit for issuing the L/C shall be 30% of the total amount of L/C plus the floating amount (if applicable), which is approximately $469,498	March 23, 2012
Guarantee Deposit Pledge Contract of Domestic Letter of Credit Opening Contract (Exhibit 10.25)	Songxi Sub-branch of Construction Bank of China Co., Ltd	Fujian Yada Group Co., Ltd	$469,498	September 27, 2011 to March 23, 2012	N/A	March 23, 2012
Guarantee Contract (Exhibit 10.26)	Songxi Sub-branch of Construction Bank of China Co., Ltd	Fujian Shengda Import and Export Trading Co., Ltd.	$1,564,994	September 27, 2011 to March 23, 2012	N/A	March 23, 2012
Guarantee Contract (Exhibit 10.27)	Songxi Sub-branch of Construction Bank of China Co., Ltd	Songxi Yasheng Food Co., Ltd.	$1,564,994	September 27, 2011 to March 23, 2012	N/A	March 23, 2012
Natural Person Guarantee Contract (Exhibit 10.28)	Songxi Sub-branch of Construction Bank of China Co., Ltd	Mr. Zhan Youdai and Ms. Zhou Liufeng	$1,564,994	September 27, 2011 to March 23, 2012	N/A	March 23, 2012
RMB Fund Loan Contract (Exhibit 10.29)	Songxi Sub-branch of Construction Bank of China Co., Ltd	Fujian Yada Group Co., Ltd.	$1,256,953	November 28, 2011 to November 28, 2012	Benchmark rate of the value date	November 28, 2012
Maximum Amount Mortgage Contract (Exhibit 10.30)	Songxi Sub-branch of Construction Bank of China Co., Ltd	Fujian Yada Group Co., Ltd.	$1,256,983	2011 to 2014	N/A	December 31, 2014

Solely for the convenience of the reader, the above amounts were converted from RMB to U.S. dollars at specified rates, as follows: for any contract entered into the fourth quarter of 2011, the conversion rate was 6.3646 RMB to $1; for any contract entered into in the third quarter of 2011, the conversion rate was 6.3898 RMB to $1; for any contract entered into in the second quarter of 2011, the conversion rate was 6.4641 RMB to $1; for any contract entered into in the first quarter of 2011, the conversion rate was 6.5703 RMB to $1, for any contract entered into in 2010, the conversion rate was 6.6120 RMB per dollar; and for any contract entered into 2009, the conversion rate was 6.6762 RMB per dollar.

Many of the financing agreements contain covenants prohibiting us from borrowing "substantial" amounts of money, or leasing or subsequently pledging already pledged assets, without the prior consent of each relevant lender. In addition, we are prohibited from selling a "significant" amount of its assets without prior consent from each relevant lender. The terms "significant" and "substantial" are not defined in the relevant contracts. In assessing our compliance with the financing agreements we have determined that a value exceeding approximately 10% of our total assets, or about $11.9 million as of December 31, 2011, would be significant or substantial and would trigger a requirement to obtain the prior consent of various lenders. However, the lenders may have a different interpretation of the limitation on our ability to borrow money or sell assets, and it may be lower than our understanding of the provisions of the loan agreements. If we were to inadvertently sell assets or borrow money with a value in excess of what our lenders believe is permissible without their consent, they could pursue breach of contract and other claims against us, which could harm our business and reputation.

Contingent Liabilities

We have made a provision of approximately $559,000 to cover potential liability with respect to certain unpaid social insurance obligations for full-time employees. We believe that the total potential liabilities include cost of rectifying non-compliance of the social insurance obligations for full-time employees and temporary workers, and the cost of rectifying non-compliance of the housing fund obligations for full-time employees and temporary workers, and may be as much as $1,996,000. See Risk Factors-We may face claims or administrative penalties for non-execution of labor contracts or non-payment and/or underpayment of the social insurance and housing fund obligations in respect of our temporary workers and full-time employees." The provision reflects our good faith estimate of the costs of rectifying our non-compliance with these obligations; actual costs could be lower or higher. If we are required to rectify our non-compliance and the costs of doing so approach or exceed our good faith estimate, it would have a material adverse effect on our liquidity and capital resources.

Capital Expenditures

Our capital expenditures were approximately $24.9 million for the year ended December 31, 2011. Our capital expenditures were used to acquire property, plant and equipment ($4.8 million) and land use rights ($20.1 million). We currently estimate that our capital expenditures in fiscal year 2012 will be approximately $15 million, which we intend to use primarily for expansion of bamboo forests, constructing additional cold storage, processing facilities and staff quarters.

Capital Resources

At December 31, 2011 we minimal amount unused credit facility that was available to us.

We believe that our cash on hand and cash flow from operations will meet our expected capital expenditures and working capital requirements for at least the next 12 months. However, our cash from operations could be affected by various risks and uncertainties, including, but not limited to the risks detailed in Part I, Item 1A titled "Risk Factors." In addition, we may, in the future, require additional cash resources due to changed business conditions, implementation of our strategy to expand our production capacity or other investments or acquisitions we may decide to pursue.

If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

Critical Accounting Policies

Cash and cash equivalents

Cash and cash equivalents include all cash, deposits in banks and other highly liquid investments with initial maturities of three months or less. As of December 31, 2011, almost all the cash and cash equivalents were denominated in RMB and were placed with banks in the PRC. They are not freely convertible into foreign currencies and the remittance of these funds out of the PRC is subject to exchange control restrictions imposed by the PRC government. The remaining insignificant balance of cash and cash equivalents were denominated in United States Dollars and Japanese Yen.

Restricted cash

Deposits in banks pledged as securities for bills payable and foreign currency forward exchange contracts ("foreign exchange forward contracts") (See Note 4 to the Consolidated Financial Statements on page F-21) that are restricted in use are classified as restricted cash under current assets.

Allowance for doubtful debts

We extend unsecured credit to certain customers ranging from one to three months in the normal course of business. We do not accrue interest on trade accounts receivable.

We establish an allowance for doubtful accounts based on management's assessment of the collectability of trade receivables. A considerable amount of judgment is required in assessing the amount of the allowance; we consider the historical level of credit losses and apply percentages to aged receivable categories. We make judgments about the creditworthiness of each customer based on ongoing credit evaluations, and monitor current economic trends that might impact the level of credit losses in the future. If the financial condition of our customers were to deteriorate, resulting in their inability to make payments, a larger allowance may be required.

Based on the above assessment, during the reporting years, we established the general provisioning policy to make an allowance equivalent to 30% of gross amount of trade receivables due between one and two years and 100% of gross amount of accounts receivable due over 2 years. Additional specific provision is made against trade receivables whenever they are considered to be doubtful. Bad debts are written off when identified.

Historically, losses from uncollectible accounts have not significantly deviated from the general allowance estimated by us and no significant additional bad debts have been expensed. This general provisioning policy has not changed in the past since its establishment and the management considers the general provisioning policy adequate and does not expect to change this established policy in the near future.

Inventories

Inventories are stated at the lower of cost or market. Cost is computed using the weighted average cost method for finished goods, raw materials and packaging materials. Finished goods include fresh and processed produce while raw materials and packaging materials consist primarily of purchased fresh and processed produce and containers.

Expenditures on bamboo and other growing crops are valued at the lower of cost or market and are deferred and charged to cost of sales when the related produce is harvested and sold. The deferred growing costs included in inventories in the consolidated balance sheets consist primarily of land rental cost and service costs.

In assessing the ultimate realization of inventories, management makes judgments as to future demand requirements compared to current or committed inventory levels. Our reserve requirements generally increase or decrease with our projected demand requirements and market conditions. We estimate the demand requirements based on market conditions, forecasts prepared by our customers, sales contracts and orders in hand.

In addition, we estimate net realizable value based on intended use, current market value and inventory ageing analyses. We write down the inventories for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventories and the estimated market value based upon assumptions about future demand and market conditions.

Based on the above assessment, we established a general provision to make a 20% and 100% provision for raw materials, packing materials and finished goods aged between one and two years and over two years respectively.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use.

Depreciation is provided on the straight-line basis (after taking into account the respective estimated residual values) over the estimated useful lives of property, plant and equipment. The principal useful lives and residual value are as follows:

	Estimated useful lives	Residual value
Buildings	30 years	5%
Plant and machinery	5 - 10 years	5%
Motor vehicles	5 years	5%
Electronic equipment	5 years	5%
Leasehold improvement	Over lease term	-

Maintenance or repairs are charged to expense as incurred. Upon sale or disposition, the applicable amounts of asset cost and accumulated depreciation are removed from the accounts and the net amount less proceeds from disposal is charged or credited to income.

Construction in progress mainly represents expenditures in respect of our offices and factories under construction. All direct costs relating to the acquisition or construction of our offices and factories are capitalized as construction in progress. No depreciation is provided in respect of construction in progress.

Land use rights

Land use rights are stated at cost less accumulated amortization. Amortization is calculated using the straight-line method over the terms of the lease of 40-50 years for office premises, production facilities and warehouse and 20-37 years for growing and plantation purpose, obtained from the relevant PRC land authorities or relevant PRC local rural village cooperatives.

Impairment of long-lived assets

Long-lived assets are tested for impairment in accordance with ASC 360-10-45 "Impairment or Disposal of Long-Lived Assets" (previously Statement of Financial Accounting Standards ("SFAS") No. 144). We periodically evaluate potential impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. We recognize impairment of long-lived assets in the event that the net book values of such assets exceed the future undiscounted cash flows attributable to such assets. During the reporting periods, we have not identified any indicators that would require testing for impairment.

Capitalized interest

The interest cost associated with the major development and construction projects is capitalized and included in the cost of the project. When no debt is incurred specifically for a project, interest is capitalized on amounts expended on the project using weighted-average cost of our outstanding borrowings. Capitalization of interest ceases when the project is substantially complete or development activity is suspended for more than a brief period.

Revenue recognition

Revenue from sales of the Company's products, including fresh produce and processed produce, is recognized upon customer acceptance, which occurs at the time of delivery to the customer, provided persuasive evidence of an arrangement exists, such as signed sales contract, the significant risks and rewards of ownership have been transferred to the customer at the time when the products are delivered to our customer with no significant post-delivery obligation on our part, the sales price is fixed or determinable and collection is reasonably assured. We do not provide our customers with contractual rights of return and post-delivery discount for any of our products, including fresh produce and processed produce. When any significant post-delivery performance obligation exists, revenue is recognized only after such obligation is fulfilled. We evaluate the terms of sales agreement with our customer for fresh produce and processed produce in order to determine whether any significant post-delivery performance obligations exist. Currently, the sales under fresh produce and processed produce segments do not include any terms which may impose any significant post-delivery performance obligations.

Revenue from sales of our product represents the invoiced value of goods, net of the value-added tax ("VAT"). Our processed produce products that are sold in the PRC are subject to VAT at a rate of 17 percent of the gross sales price. This VAT may be offset by VAT paid on raw materials, other materials or costs included in the cost of producing our processed produce products.

Government grants

Government grants are received for compensation of finance costs already incurred or for good performance and are recognized when the approval documents are obtained from the relevant government authorities.

For compensation of finance costs, we match and offset the government grants with the finance costs as specified in the grant approval document in the corresponding period when such expenses are incurred. Government grants received for good performance are recognized as income in the period they become recognizable.

Cost of sales

Cost of sales consists primarily of land rental cost and service costs, materials costs, purchasing and receiving costs, inspection costs, wages, employee compensation, depreciation and related costs, which are directly attributable to the cost of fresh and processed produce and production of products. Write-down of inventories to lower of cost or market is also recorded in cost of sales.

Administrative expenses

Administrative expenses consist primarily of office expenses, entertainment, traveling expenses, depreciation, audit fee, salaries and staff pension which are incurred at the administrative level and exchange difference.

Selling expenses

Selling expenses consist primarily of advertising, salaries and transportation costs incurred during the selling activities.

Income taxes

We use the asset and liability method of accounting for income taxes pursuant to ASC 740 "Income Taxes" (previously SFAS No. 109). Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and loss carry forwards and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

We file separate tax returns in the United States and China. Income taxes of our PRC Operating subsidiaries are calculated in accordance with taxation principles currently effective in the PRC. For Asia Green Agriculture Corporation, applicable U.S. tax laws are followed. We expect that the tax rate of 25% currently applicable to our Fujian Yada operating subsidiary will remain unchanged in 2012.

In 2007, China passed the New EIT Law and its implementing rules, both of which became effective on January 1, 2008. The New EIT Law significantly curtails tax incentives granted to foreign-invested enterprises under the previous law. The New EIT Law, however, (i) reduces the statutory rate of enterprise income tax from 33% to 25%, (ii) permits companies to continue to enjoy their existing tax incentives, adjusted by certain transitional phase-out rules, and (iii) introduces new tax incentives, subject to various qualification criteria.

Substantially all of our income may be derived from dividends we receive from our PRC operating subsidiaries. The New EIT Law and its implementing rules generally provide that a 10% withholding tax applies to China-sourced income derived by non-resident enterprises for PRC enterprise income tax purposes. We expect that such 10% withholding tax will apply to dividends paid to us by our PRC subsidiaries but this treatment will depend on our status as a non-resident enterprise . For detailed discussion of PRC tax issues related to resident enterprise status, see "Risk Factors — Risks Associated with Doing Business in China — Under the New EIT Law, we may be classified as a 'resident enterprise' of China." Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders.

Advertising, transportation, research and development expenses

Advertising, transportation, research and development expenses are charged to expense as incurred.

Dividends

Dividends are recorded in our financial statements in the period in which they are declared.

Comprehensive income

We have adopted ASC 220, "Comprehensive Income" (previously SFAS No. 130), which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Components of comprehensive income include net income and foreign currency translation adjustments.

Foreign currency translation

Our functional currency is the RMB and RMB is not freely convertible into foreign currencies. We maintain our financial statements in our functional currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet date. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchanges rates prevailing at the dates of the transaction. Exchange gains or losses arising from foreign currency transactions are included in the determination of net income for the respective periods.

For financial reporting purposes, our financial statements that are prepared using the functional currency have been translated into United States dollars. Assets and liabilities are translated at the exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and stockholder's equity is translated at historical exchange rates. Any translation adjustments resulting are not included in determining net income but are included in foreign exchange adjustment to other comprehensive income, a component of stockholders' equity.

Derivative financial instruments

We account for derivative financial instruments in accordance with the Topic ASC 815 "Derivatives and Hedging". The topic requires us to recognize the value of derivative instruments as either assets or liabilities in the consolidated balance sheets at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated as a hedge and qualifies as part of a hedging relationship.

We enter into foreign currency foreign exchange forward contracts to manage its exposure to the foreign currency exchange risk related to the trade receivables denominated in Japanese Yen. We do not enter into foreign exchange forward contracts for trading or speculative purposes. In accordance with US GAAP, the foreign exchange forward contracts are considered as "derivatives not designated as hedging instruments". Therefore, the foreign exchange forward contracts are recorded at fair value, with the gain or loss on these transactions recorded in the consolidated statements of income within "other net income (loss)" in the period in which they occur.

Effects of Inflation

Inflation and changing prices have not had a material effect on our business and we do not expect that inflation or changing prices will materially affect our business in the foreseeable future.

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital expenditures or capital resources.

Recent Accounting Pronouncements

See Note 3 to our audited consolidated financial statements for the two years ended December 31, 2011 and 2010 beginning on page F-18.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a smaller reporting company we are not required to provide the information required by this item.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The following consolidated financial statements are included beginning on page F-1 of this report:

	Page
Report of Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets as of December 31, 2011 and 2010	F-2
Consolidated Statements of Income and Comprehensive Income for the two years ended December 31, 2011 and 2010	F-3
Consolidated Statements of Stockholders' Equity for the two years ended December 31, 2011 and 2010	F-4
Consolidated Statements of Cash Flows for the two years ended December 31, 2011 and 2010	F-5
Notes to Consolidated Financial Statements	F-6 –F-36

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to provide reasonable assurance that material information is: (1) gathered and communicated to our management, including our principal executive and financial officers, on a timely basis; and (2) recorded, processed, summarized, reported and filed with the SEC as required under the Securities Exchange Act of 1934, as amended.

We conducted an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of December 31, 2011 .

Management's Annual Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal controls are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles, generally accepted in the United States of America ("GAAP"). Our internal controls include those policies and procedures that:

1. pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

2. provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with the authorization of our management and directors; and

3. provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded that our internal control over financial reporting as of December 31, 2011 was effective at that reasonable assurance level.

In the course of management's preparation of the financial statements, and the audit of the financial statements by PKF, the Company's independent auditor, management did not become aware of any material inaccuracy or misstatement. This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. As a smaller reporting company management's report was not subject to attestation by the company's registered public accounting firm.

Changes in Internal Controls over Financial Reporting.

No changes were made in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting, other than we have completed remediation of the following prior material weaknesses through completion of various measures, including without limitation the implementation of additional controls and procedures; appointment of an accountant with AICPA qualification as the chairman of the Audit Committee; and subscription to the website "Accounting Research Manager" and other training:

1. we extend credit to certain of our customers, but do not have detailed procedures in place for documenting our analysis, establishment or management of those credit terms;

2. we have not completed implementation of procedures to ensure our sight and verification of documentation and sales acknowledgements for delivery of product and revenue recognition;

3. we have limited staff and limited documented procedures for managing our procurement process and managing our inventory levels; and

4. we did not maintain sufficient in-house personnel resources with the technical accounting knowledge, expertise and training in the selection, application and implementation of GAAP, particularly with respect to certain complex or non-routine transactions.

Accordingly, since all the above four material weaknesses have been remediated, management believes that the Company's internal control over financial reporting is effective at a reasonable assurance level as of December 31, 2011.

Limitations on Internal Controls over Financial Reporting.

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or internal controls will prevent all errors or all instances of fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and any design may not succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures. Because of the inherent limitation of a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Identification of Directors.

The information required by this item will be included in our definitive proxy statement for our Annual Meeting of Stockholders to be filed on or before April 30, 2012, which is incorporated by reference herein.

Identification of Executive Officers.

The information required by this item will be included in our definitive proxy statement for our Annual Meeting of Stockholders to be filed on or before April 30, 2012, which is incorporated by reference herein.

Compliance with Section 16(a) of the Exchange Act.

The information required by this item will be included in our definitive proxy statement for our Annual Meeting of Stockholders to be filed on or before April 30, 2012, which is incorporated by reference herein.

Code of Ethics.

The information required by this item will be included in our definitive proxy statement for our Annual Meeting of Stockholders to be filed on or before April 30, 2012, which is incorporated by reference herein.

Audit Committee.

The information required by this item will be included in our definitive proxy statement for our Annual Meeting of Stockholders to be filed on or before April 30, 2012, which is incorporated by reference herein.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item will be included in our definitive proxy statement for our Annual Meeting of Stockholders to be filed on or before April 30, 2012, which is incorporated by reference herein.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item will be included in our definitive proxy statement for our Annual Meeting of Stockholders to be filed on or before April 30, 2012, which is incorporated by reference herein.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item will be included in our definitive proxy statement for our Annual Meeting of Stockholders to be filed on or before April 30, 2012, which is incorporated by reference herein.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item will be included in our definitive proxy statement for our Annual Meeting of Stockholders to be filed on or before April 30, 2012, which is incorporated by reference herein.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as part of this report:

(1) Financial Statements— The financial statements listed below are included under Item 8 of this report:

- Consolidated Statements of Income and Comprehensive Income for the two years ended December 31, 2011 and 2010;
- Consolidated Balance Sheets as of December 31, 2011 and 2010;
- Consolidated Statements of Stockholders' Equity for the two years ended December 31, 2011 and 2010;
- Consolidated Statements of Cash Flows for the two years ended December 31, 2011 and 2010; and
- Notes to Consolidated Financial Statements.

(2) Financial Statement Schedules— The following financial statement schedules are included under Item 8 of this report: None.

(3) Exhibits

Exhibit No.	Document Description	Incorporation by Reference
2.1	Share Exchange Agreement, dated August 20, 2010, among the registrant, Sino Oriental and its stockholders.	Filed as Exhibit 2.1 to the registrant's Form 8-K filed on August 25, 2010
2.2	First Amended, Modified Chapter 11 Plan Proposed by Debtors, In the United States Bankruptcy Court, Northern District of Texas, Dallas Division, In Re: Senior Management Services of Treemont, Inc., et. Al., Debtors, Case No. 07-30230, Jointly Administered, dated August 1, 2007.	Filed as Exhibit 2.1 to the registrant's Form 10 filed on February 12, 2009
2.3	Order Confirming First Amended, Modified Chapter 11 Plan Proposed by Debtors, Case No. 07-30230, signed August 1, 2007.	Filed as Exhibit 2.2 to the registrant's Form 10-12G filed on February 12, 2009
2.4	Notice of Entry of Confirmation Order dated August 10, 2007.	Filed as Exhibit 2.3 to the registrant's Form 10-12G/A filed on March 25, 2009
2.5	Share Purchase Agreement, dated November 4, 2009, between the Company and the Purchaser.	Filed as Exhibit 2.1 to the registrant's Form 8-K filed on November 9, 2009
3.1	The Amended and Restated Articles of Incorporation of Asia Green Agriculture Corporation.	Filed as Exhibit 3.1 to the registrant's Form S-1/A filed on March 22, 2011
3.2	Bylaws of SMSA Palestine Acquisition Corp.	Filed as Exhibit 3.5 to the registrant's Form 10-12G filed on February 12, 2009
3.3	Agreement and Plan of Merger by and between Senior Management Services of Palestine, Inc. and SMSA Palestine Acquisition Corp. dated May 22, 2008.	Filed as Exhibit 3.1 to the registrant's Form 10-12G filed on February 12, 2009
3.4	Articles of Merger as filed with the Secretary of State of the State of Nevada on June 3, 2008.	Filed as Exhibit 3.2 to the registrant's Form 10-12G filed on February 12, 2009
3.5	Articles of Merger as filed with the Secretary of State of the State of Texas on June 5, 2008.	Filed as Exhibit 3.3 to the registrant's Form 10-12G filed on February 12, 2009
4.1	Lock Up Agreement, dated August 20, 2010.	Filed as Exhibit 4.1 to the registrant's Form 8-K filed on August 25, 2010
4.2	Form of Warrant Agreement, dated August 20, 2010.	Filed as Exhibit 4.2 to the registrant's Form 8-K filed on August 25, 2010
4.3	Share Cancellation Agreement entered into with Yang Yongjie on August 20, 2010.	Filed as Exhibit 4.3 to the registrant's Form S-1/A filed on March 22, 2011
4.4	Option Agreement entered into between Mr. Cai Yangbo and Mr. Zhan Youdai on August 20, 2010.	Filed as Exhibit 4.4 to the registrant's Form 8-K/A filed on November 5, 2010
4.5	SMSA Palestine Acquisition Corp. 2010 Stock Incentive Plan.	Filed as Exhibit 4.5 to the registrant's Form S-8 filed on February 18, 2011

10.15	English Translation of the Small Business Loan Agreement dated April 6, 2011 by and between Fujian Yaxin Food Co. Ltd and Industrial and Commercial Bank of China Limited, Jianyang Branch.	Exhibit 10.60 to Amendment No. 10 to the registrant's registration statement on Form S-1 filed with the Commission on June 17, 2011.
10.16	English Translation of the Maximum Amount Liquid Fund Loan Contract dated May 5, 2011 by and between Fujian Yaxin Food Co., Ltd. and the Jianyang City Rural Credit Cooperative Union Business Department.	Exhibit 10.61 to Amendment No. 10 to the registrant's registration statement on Form S-1 filed with the Commission on June 17, 2011.
10.17	English Translation of the Domestic Factoring Contract dated July 26, 2011 by and between Fujian Yaxin Food Co. Ltd and Industrial and Commercial Bank of China Limited, Jianyang Branch.	Exhibit 10.1 filed with the registrant's quarterly report on Form 10-Q filed on November 14, 2011.
10.18	English Translation of the RMB Fund Loan Contract dated August 4, 2011 by and between Fujian Yaxin Food Co., Ltd. and the Songxi Sub- branch of Construction Bank of China Co., Ltd.	Exhibit 10.2 filed with the registrant's quarterly report on Form 10-Q filed on November 14, 2011.
10.19	English Translation of the Natural Person Guarantee Contract dated August 4, 2011 by and among Mr. Zhan Youdai, Ms. Zhou Liufeng and Songxi Sub-branch of Construction Bank of China Co., Ltd.	Exhibit 10.3 filed with the registrant's quarterly report on Form 10-Q filed on November 14, 2011.
10.20	English Translation of the RMB Fund Loan Contract dated August 4, 2011 by and between Fujian Yaxin Food Co., Ltd. and the Songxi Sub- branch of Construction Bank of China Co., Ltd.	Exhibit 10.4 filed with the registrant's quarterly report on Form 10-Q filed on November 14, 2011.
10.21	English Translation of the Natural Person Guarantee Contract dated August 4, 2011 by and among Mr. Zhan Youdai, Ms. Zhou Liufeng and Songxi Sub-branch of Construction Bank of China Co., Ltd.	Exhibit 10.5 filed with the registrant's quarterly report on Form 10-Q filed on November 14, 2011.
10.22	English Translation of the Domestic Commercial Invoice Discount Financing Application Letter dated August 15, 2011 by and between Fujian Yada Group Co. Ltd and Industrial and Bank of China Songxi Branch.	Exhibit 10.6 filed with the registrant's quarterly report on Form 10-Q filed on November 14, 2011.
10.23	English Translation of the Mortgage Loan Agreement dated August 17, 2011 by and between Fujian Yaxin Food Co., Ltd. and the Jianyang City Rural Credit Cooperative Union Business Department.	Exhibit 10.7 filed with the registrant's quarterly report on Form 10-Q filed on November 14, 2011.
10.24	English Translation of the Domestic Letter of Credit Opening Contract dated September 27, 2011 by and between Fujian Yada Group Co. Ltd and Songxi Sub-branch of Construction Bank of China Co., Ltd.	Exhibit 10.8 filed with the registrant's quarterly report on Form 10-Q filed on November 14, 2011.
10.25	English Translation of the Guarantee Deposit Pledge Contract of Domestic Letter of Credit Opening Contract dated September 27, 2011 by and between Fujian Yada Group Co., Ltd. and Songxi Sub-branch of Construction Bank of China Co., Ltd.	Exhibit 10.9 filed with the registrant's quarterly report on Form 10-Q filed on November 14, 2011.
10.26	English Translation of the Guarantee Contract dated September 27, 2011 by and between Fujian Shenda Import and Export Trading Co., Ltd. and Songxi Sub-branch of Construction Bank of China Co., Ltd.	Exhibit 10.10 filed with the registrant's quarterly report on Form 10-Q filed on November 14, 2011.
10.27	English Translation of the Guarantee Contract dated September 27, 2011 by and between Songxi Yasheng Food Co., Ltd. and Songxi Sub- branch of Construction Bank of China Co., Ltd.	Exhibit 10.11 filed with the registrant's quarterly report on Form 10-Q filed on November 14, 2011.
10.28	English Translation of the Natural Person Guarantee Contract dated September 27, 2011 by and among Mr. Zhan Youdai, Ms. Zhou Liufeng and Songxi Sub-branch of Construction Bank of China Co., Ltd.	Exhibit 10.12 filed with the registrant's quarterly report on Form 10-Q filed on November 14, 2011.

10.29	English Translation of the RMB Fund Loan Contract dated November 28, 2011 by and between Fujian Yada Group Co., Ltd. and the Songxi Sub-branch of Construction Bank of China Co., Ltd.	Filed herewith.
10.30	English Translation of the Maximum Amount Mortgage Contract dated November 28, 2011 by and between Fujian Yada Group Co., Ltd. and Songxi-branch of Construction Bank of China Co., Ltd.	Filed herewith.
14	Code of Conduct and Ethics	Filed as Exhibit 14 to the registrant's Form 10-K filed on March 31, 2011.
21	List of Subsidiaries.	Filed as Exhibit 21 to the registrant's Form 10-K filed on March 31, 2011.
23.1	Consent of PKF Hong Kong, Certified Public Accountants.	Filed herewith.
24	Power of Attorney.	Incorporated on signature page.
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith.
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith.
32	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C, Section 1350, adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Asia Green Agriculture Corporation
(Registrant)

Date: March 30, 2012

/s/ Zhan Youdai
By: Zhan Youdai
Title : Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby severally constitutes and appoints Zhan Youdai and Stanley Tsang, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments to this report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Commission, granting unto said attorney-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each said attorneys-in-fact and agents or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature	Title	Date
s/ ZHAN YOUDAI Zhan Youdai	Chief Executive Officer, Director and President (Principal Executive Officer)	March 30, 2012
/s/ TSANG YIN CHIU STANLEY Tsang Yin Chiu Stanley	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 30, 2012
/s/ ZHANG HE Zhang He	Director	March 30, 2012
/s/ CHENG SING WAI HENRY Cheng Sing Wai Henry	Director	March 30, 2012
/s/ LUM PAK SUM Lum Pak Sum	Director	March 30, 2012
/s/ MAK KA WING PATRICK Mak Ka Wing Patrick	Director	March 30, 2012

ASIA GREEN AGRICULTURE CORPORATION AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE TWO YEARS ENDED DECEMBER 31, 2011 AND 2010

TABLE OF CONTENTS

CONSOLIDATED FINANCIAL STATEMENTS	Page
Report of Independent Registered Public Accounting Firm	F-1
Consolidated Statements of Income and Comprehensive Income	F-2
Consolidated Balance Sheets	F-3
Consolidated Statements of Stockholders' Equity	F-4
Consolidated Statements of Cash Flows	F-5
Notes to Consolidated Financial Statements	F-6 - F-36

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Asia Green Agriculture Corporation (formerly known as SMSA Palestine Acquisition Corp.)

We have audited the accompanying consolidated balance sheets of Asia Green Agriculture Corporation (formerly known as SMSA Palestine Acquisition Corp.) and its subsidiaries (the Company") as of December 31, 2011 and 2010, and the related consolidated statements of income and comprehensive income, stockholders' equity and cash flows for each of the years ended December 31, 2011 and 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the years ended December 31, 2011 and 2010 in conformity with accounting principles generally accepted in the United States of America.

/s/ PKF
Certified Public Accountants
Hong Kong, China
March 30, 2012

Asia Green Agriculture Corporation
Consolidated Statements of Income and Comprehensive Income
For the Two Years ended December 31, 2011 and 2010
(Stated in US Dollars)

	Year ended December 31,	
	2011	***2010***
Sales revenue	$ 100,073,139	$ 72,106,354
Cost of sales	(60,272,618)	(46,273,805)
Gross profit	39,800,521	25,832,549
Operating expenses		
Administrative expenses	5,365,041	2,335,549
Selling expenses	2,197,260	1,436,852
	7,562,301	3,772,401
Income from operations	32,238,220	22,060,148
Government grant income - Note 3	293,253	44,225
Other loss - net - Note 10	(314,355)	(53,918)
Net finance costs - Note 9	(720,412)	(619,505)
Income before income taxes	31,496,706	21,430,950
Income taxes - Note 8	(237,118)	164,353
Net income	$ 31,259,588	$ 21,595,303
Other comprehensive income		
Foreign currency translation adjustments	2,704,104	1,543,425
Total comprehensive income	$ 33,963,692	$ 23,138,728
Earnings per share: basic and diluted - Note 11	$ 0.849	$ 0.675
Weighted average number of shares outstanding: basic and diluted	36,823,626	32,007,978

See the accompanying notes to consolidated financial statements

Asia Green Agriculture Corporation
Consolidated Balance Sheets
As of December 31, 2011 and 2010
(Stated in US Dollars)

	As of December 31, 2011	As of December 31, 2010
ASSETS		
Current assets		
Cash and cash equivalents	$ 12,832,811	$ 9,988,422
Restricted cash - Note 4	1,753,359	941,923
Trade receivables, net - Note 5	24,173,794	20,872,620
Other receivables, prepayments and deposits - Note 6	6,839,970	4,015,880
Inventories - Note 7	20,097,977	15,109,102
Income tax recoverable	47,286	24,754
Deferred tax assets – Note 8	337,884	364,674
Total current assets	66,083,081	51,317,375
Property, plant and equipment, net - Note 12	16,550,915	11,834,344
Deposits paid - Note 14	14,403,380	241,984
Land use rights - Note 13	21,632,405	17,207,149
TOTAL ASSETS	$ 118,669,781	$ 80,600,852
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Current liabilities		
Trade payables - Note 4	$ 5,714,594	$ 4,996,069
Bills payable - Note 4	1,571,200	877,192
Receipts in advance	31,559	169,344
Loans from third parties - Note 18	157,120	151,240
Other payables and accrued expenses - Note 15	5,285,000	8,081,576
Amounts due to related parties - Note 16	364,918	794,199
Secured short-term borrowings - Note 17	9,415,291	6,232,600
Current maturities of secured long-term borrowings - Note 17	-	22,686
Total current liabilities	22,539,682	21,324,906
Deferred tax liabilities – Note 8	28,170	28,051
TOTAL LIABILITIES	22,567,852	21,352,957
COMMITMENTS AND CONTINGENCIES - Note 22		
STOCKHOLDERS' EQUITY		
Preferred stock: par value $0.001 per share; authorized 10,000,000 shares as of December 31, 2011 and 2010; none issued and outstanding		
Common stock: par value $0.001 per share; authorized 200,000,000 shares as of December 31, 2011 and 2010 36,823,626 shares issued and outstanding as of December 31, 2011 and 2010 - Note 24	36,824	36,824
Additional paid-in capital - Note 24	20,476,158	17,585,816
Statutory reserve - Note 20	7,013,087	4,572,033
Other surplus reserve - Note 20	3,792,069	-
Accumulated other comprehensive income	5,068,732	2,364,628
Retained earnings	59,715,059	34,688,594

TOTAL STOCKHOLDERS' EQUITY	96,101,929	59,247,895
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 118,669,781	$ 80,600,852

See the accompanying notes to consolidated financial statements

Asia Green Agriculture Corporation
Consolidated Statements of Stockholders' Equity
(Stated in US Dollars)

	Common stock		*Additional paid-in capital*	*Statutory reserve*	*Other surplus reserve*	*Accumulated other comprehensive income*	*Retained earnings*	*Total*
	No. of shares	*Amount*						
Balance, January 1, 2010	29,214,043	$ 29,214	$ 3,883,198	$ 2,183,139	$ -	$ 821,203	$ 15,482,185	$ 22,398,939
Foreign currency translation adjustments	-	-	-	-	-	1,543,425	-	1,543,425
Net income	-	-	-	-	-	-	21,595,303	21,595,303
Appropriation to statutory reserve	-	-	-	2,388,894	-	-	(2,388,894)	-
Recapitalization - Note 24 (d)	2,761,058	2,761	(60,126)	-	-	-	-	(57,365)
Private placement - Note 24 (b)	4,848,525	4,849	12,552,243	-	-	-	-	12,557,092
Inducement to the private placement - Note 22 and 24 (b)	-	-	1,160,114	-	-	-	-	1,160,114
Increase in paid up capital of Misaky before the Reorganization	-	-	387	-	-	-	-	387
Increase in paid up capital of Sino Oriental before the Reorganization	-	-	50,000	-	-	-	-	50,000
Balance, December 31, 2010	36,823,626	$ 36,824	$ 17,585,816	$ 4,572,033	$ -	$ 2,364,628	$ 34,688,594	$ 59,247,895
Foreign currency translation adjustments	-	-	-	-	-	2,704,104	-	2,704,104
Net income	-	-	-	-	-	-	31,259,588	31,259,588
Appropriation to statutory reserve	-	-	-	2,441,054	-	-	(2,441,054)	-
Appropriation to other surplus reserve	-	-	-	-	3,792,069	-	(3,792,069)	-
Share-based compensation - Note 23	-	-	2,890,342	-	-	-	-	2,890,342
Balance, December 31, 2011	36,823,626	$ 36,824	$ 20,476,158	$ 7,013,087	$ 3,792,069	$ 5,068,732	$ 59,715,059	$ 96,101,929

See the accompanying notes to consolidated financial statements

Asia Green Agriculture Corporation
Consolidated Statements of Cash Flows
For the Two Years ended December 31, 2011 and 2010
(Stated in US Dollars)

	Year ended December 31, 2011	Year ended December 31, 2010
Cash flows from operating activities		
Net income	$ 31,259,588	$ 21,595,303
Adjustments to reconcile net income to net cash provided by operating activities :-		
Depreciation and amortization	1,245,399	663,419
Loss (gain) on disposal of property, plant and equipment	18,589	(48,000)
Deferred taxes	36,952	(176,492)
Unrealized loss of forward exchange contracts	187,370	536,553
Reversal of obsolete inventories	(9,129)	(229,077)
Provision (reversal) for doubtful debts	563,848	(128,959)
Share-based compensation	2,890,342	-
Changes in operating assets and liabilities :		
Trade receivables	(2,950,253)	(11,591,437)
Other receivables, prepayments and deposits	(2,657,580)	1,237,766
Inventories	(4,065,064)	405,440
Trade payables	505,695	2,477,251
Restricted cash held as collateral for forward exchange contracts	(570,097)	(339,110)
Receipts in advance	(149,069)	(1,035,146)
Other payables and accrued expenses	(1,693,785)	2,216,300
Income tax payable	(20,300)	(174,672)
Net cash flows provided by operating activities	24,592,506	15,409,139
Cash flows from investing activities		
Payments to acquire and deposit for acquisition of property, plant and equipment	(4,805,202)	(3,123,971)
Proceeds from disposal of property, plant and equipment	315	246,038
Payments to acquire and deposit for acquisition of land use rights	(20,108,103)	(12,420,589)
Net cash flows used in investing activities	(24,912,990)	(15,298,522)
Cash flows from financing activities		
Proceeds from secured borrowings	14,490,829	10,430,634
Repayments of secured borrowings	(11,626,536)	(11,328,151)
Decrease in loans from third parties	-	(797,754)
(Increase) decrease in restricted cash held as collateral for bills payable	(203,747)	80,225
Increase (decrease) in bills payable	679,156	(242,768)
Proceeds from issue of common stock of Misaky and Sino Oriental	-	50,387
Cash received from private placement - Note 24 (b)	-	13,717,205
Repayments to related parties	(441,129)	(2,866,682)
Net cash flows provided by financing activities	2,898,573	9,043,096
Effect of foreign currency translation on cash and cash equivalents	266,300	413,908
Net increase in cash and cash equivalents	2,844,389	9,567,621
Cash and cash equivalents - beginning of year	9,988,422	420,801

Cash and cash equivalents - end of year	$ 12,832,811	$ 9,988,422
Supplemental disclosures for cash flow information		
Cash paid for :		
Interest	$ 641,825	$ 530,122
Income taxes	$ 220,533	$ 164,666
Non-cash financing activity :		
Warrants issued to Placement Agent in connection with the private placement – Note 23	$ -	$ 524,972

See the accompanying notes to consolidated financial statements

Asia Green Agriculture Corporation
Notes to Consolidated Financial Statements
(Stated in US Dollars)

1. Corporate information

(i) Asia Green Agriculture Corporation (formerly known as SMSA Palestine Acquisition Corp.)(the "Company") was organized on May 21, 2008 as a Nevada corporation to effect the reincorporation of Senior Management Services of Palestine, Inc., a Texas corporation, mandated by the plan of reorganization discussed below.

The Company's emergence from Chapter 11 of Title 11 of the United States Code on August 1, 2007 created the combination of a change in majority ownership and voting control - that is, loss of control by the then-existing stockholders, a court-approved reorganization, and a reliable measure of the entity's fair value - resulting in a fresh start, creating, in substance, a new reporting entity. Accordingly, the Company, post bankruptcy, has no significant assets, liabilities or operating activities. Therefore, the Company, as a new reporting entity, qualifies as a "development stage enterprise" as defined in Development Stage Entities topic of the FASB Accounting Standards Codification and as a shell company as defined in Rule 405 under the Securities Act of 1933, (Securities Act), and Rule 12b-2 under the Securities Exchange Act of 1934, (Exchange Act).

On November 4, 2009, the Company entered into a share purchase agreement with Yang Yongjie ("Mr. Yang"), a resident of the People's Republic of China (the "PRC"), pursuant to which he acquired 11.25 million shares of the Company's common stock for $4,500 cash or $0.001 per share (as adjusted for a 2.5 for 1 forward stock split on January 18, 2011 (the "Forward Stock Split")).

Prior to the completion of a reverse takeover transaction (RTO") on August 20, 2010 as mentioned in Note 2(vi), the Company was a development stage company for development of a Chinese restaurant concept. Following the completion of RTO on August 20, 2010, the Company commenced to be engaged in the production and marketing of fresh and processed produce, including bamboos, bamboo shoots, cucumber, corn, mushrooms and other agricultural products.

(ii) Misaky Industrial Limited (Misaky") was incorporated in Hong Kong on December 10, 2004 as a limited liability company with authorized capital of HK$10,000, divided into 10,000 common shares of HK$1 par value each, of which 3,001 common shares were issued and paid up. Before the acquisition by Sino Oriental Agriculture Group Limited (Sino Oriental") as described in note 2(v), Misaky was wholly owned by Mr. Zhan Youdai (Mr. Zhan") through a trust agreement with Mr. Cai Yangbo (Mr. Cai"). The sole director of Misaky is Mr. Zhan. The principal business of Misaky is investment holding and only holds 100% equity interest in Fujian Yada Group Co., Ltd..

(iii) Sino Oriental Agriculture Group Limited (Sino Oriental") was incorporated in the British Virgin Islands (the "BVI") on January 4, 2010 as a limited liability company with authorized, issued and paid up capital of $50,000, divided into 50,000 common shares of $1 par value each. Prior to the completion of RTO on August 20, 2010, the 50,000 common shares were held by Mr. Zhan through a trust agreement with Mr. Cai and other noncontrolling shareholders. The sole director of Sino Oriental is Mr. Zhan. The principal business of Sino Oriental is investment holding and only holds 100% equity interest in the Misaky.

(iv) Fujian Yada Group Co., Ltd. ("Fujian Yada") was established in the PRC on February 6, 2001 as a limited liability company. The then paid up capital of Renminbi ("RMB") 30,000,000 was held as to 97% by Mr, Zhan and 3% by Madam Liufeng Zhou, Mr. Zhan's spouse respectively and was transferred to Misaky on May 26, 2010 as stated in Note 2(iv). On August 26, 2010, Fujian Yada increased its paid up capital to RMB118,000,000. The principal activities of Fujian Yada are production and marketing of fresh and processed produce, including bamboos, bamboo shoots, cucumber, corn, mushrooms and other agricultural products.

(Stated in US Dollars)

1. Corporate information (Cont'd)

(v) Fujian Yaxin Food Co., Ltd. ("Yaxin") was established in the PRC on April 2, 2007 as a limited liability company. Before the acquisition by the Fujian Yada as stated in Note 2(i), the paid up capital of RMB10,000,000 was wholly held by Mr. Zhan. The principal activities of Yaxin are production and marketing of fresh and processed produce, including bamboos, bamboo shoots, cucumber, corn, mushrooms and other agricultural products.

(vi) Fujian Shengda Import & Export Trading Co., Ltd. ("Shengda") was established in the PRC on June 5, 2007 as a limited liability company. Before the acquisition by the Fujian Yada as stated in Note 2(ii), the paid up capital of RMB5,000,000 was held as to 90% by Mr. Zhan and 10% by Madam Liufeng Zhou, Mr. Zhan's spouse. The principal activity of Shengda is trading of the Company's agricultural products to oversea customers.

(vii) Fujian Xinda Food Co., Ltd. ("Xinda") was established in the PRC on February 5, 2005 as a limited liability company. Before the acquisition by the Company as stated in Note 2(iii), the paid up capital of RMB5,000,000 was held as to 30% by Mr. Zhan and 70% by Madam Liufeng Zhou, Mr. Zhan's spouse. The principal activities of Xinda are production and marketing of bamboo shoots.

(viii) Shanghai Yada Green Food Co., Ltd. ("Shanghai Yada") was established in the PRC on September 15, 2010 as a limited liability company with registered and paid up capital of RMB2,000,000 and is a wholly owned subsidiary of Fujian Yada. The principal activities of Shanghai Yada are trading and marketing of food products.

(ix) Fuzhou Yada Green Food Co., Ltd. ("Fuzhou Yada") was established in the PRC on October 15, 2010 as a limited liability company with registered and paid up capital of RMB1,000,000 and is a wholly owned subsidiary of Fujian Yada. The principal activities of Fuzhou Yada are trading and marketing of food products.

(x) Shixing Yada Forestry Development Co., Ltd. ("Shixing Yada") was established in the PRC on November 26, 2010 as a limited liability company with registered and paid up capital of RMB3,000,000 and is wholly owned subsidiary of Fujian Yada. The principal activities of Shixing Yada are production and marketing of bamboo related products.

(xi) Yudu Yada Forestry Co., Ltd. ("Yudu Yada") was established in the PRC on November 10, 2010 as a limited liability company with registered and paid up capital of RMB3,000,000 and is wholly owned subsidiary of Fujian Yada. The principal activities of Yudu Yada are production and marketing of bamboo related products.

(xii) Jianyang Yaxin Agriculture and Forestry Development Co., Ltd. ("Jianyang Yaxin") was established in the PRC on October 12, 2010 as a limited liability company with registered and paid up capital of RMB2,000,000 and is wholly owned subsidiary of Fujian Yaxin. The principal activities of Jianyang Yaxin are production and marketing of fresh and processed produce, including bamboos, bamboo shoots, cucumber, corn, mushrooms and other agricultural products.

(Stated in US Dollars)

2. Reorganization

To rationalize the group structure, the Company, Misaky, Sino Oriental, Fujian Yada, Yaxin, Shengda and Xinda reorganized their group structure (the "Reorganization") as follows :

(i) Fujian Yada entered into two separate agreements with Mr. Zhan to acquire Mr. Zhan's 90% and 10% equity interest in Yaxin on April 10, 2008 and October 26, 2009 respectively at cash considerations of RMB9,000,000 (equivalent to $1,320,300) and RMB1,000,000 (equivalent to $146,700) respectively, equivalent to the paid up capital of Yaxin.

(ii) Fujian Yada entered into two separate agreements with Mr. Zhan and his spouse, Madam Liufeng Zhou to acquire their 100% equity interest in Shengda on April 8, 2008 and October 26, 2009 respectively at cash considerations of RMB4,500,000 (equivalent to $660,150) and RMB500,000 (equivalent to $73,350), equivalent to the paid up capital of Shengda.

(iii) On March 23, 2008, Fujian Yada entered into an agreement with Mr. Zhan and his spouse, Madam Liufeng Zhou to acquire their 95% equity interest of Xinda at a cash consideration of RMB475,000 (equivalent to $69,683), equivalent to the then Xinda's 95% paid up capital of RMB500,000. On October 26, 2009, the Company acquired their remaining 5% equity interest of Xinda at a cash consideration of RMB250,000 (equivalent to $36,675), equivalent to the then Xinda's 5% paid up capital of RMB5,000,000.

(iv) On April 13, 2010, Mr. Zhan and Madam Liufeng Zhou, Mr. Zhan's spouse, entered into an agreement with Misaky, a limited liability company incorporated in Hong Kong, pursuant to which Misaky agreed to acquire their 100% equity interest in the Fujian Yada at a cash consideration of RMB31,157,000. The transaction was completed on May 26, 2010.

(v) On July 2, 2010, the shareholder of Misaky, Mr. Cai, entered into an agreement with Sino Oriental, pursuant to which Sino Oriental agreed to acquire 100% equity interest in Misaky at a cash consideration of HK$3,001, equivalent to the issued and paid up share capital of Misaky.

(vi) On August 20, 2010, the Company entered into a share exchange agreement with the shareholders of Sino Oriental to acquire their 100% of the issued and outstanding common shares in Sino Oriental by issuance of 29,214,043 shares of the Company's common stock with par value of $0.001 each (as adjusted for the Forward Stock Split). On the same date, the Company entered into a share cancellation agreement with Mr. Yang, the shareholder of the Company, pursuant to which Mr. Yang agreed to surrender for cancellation of 9,738,180 shares (as adjusted for the Forward Stock Split) of the Company's outstanding common stock. On the same date, Mr. Zhan was appointed as a director of the Company and entered into an option agreement with Mr. Cai pursuant to which Mr. Zhan has an option to purchase all the equity interest in the Company held by Mr. Cai at a consideration of $84,981,327 at any time during the two years period commencing on the 180th day following the signing day of this option agreement.

The aggregate cash consideration of $2,306,858 paid to Mr. Zhan and his spouse, Madam Liufeng Zhou stated in Notes 2 (i), (ii) and (iii) was recorded as deemed distributions of $2,050,133 in 2008 and $256,725 in 2009 in connection with these transactions. Upon the completion of Reorganization on August 20, 2010, Fujian Yada, Yaxin, Shengda and Xinda became the wholly owned subsidiaries of the Company.

(Stated in US Dollars)

3. Summary of significant accounting policies

Basis of consolidation and presentation

Before and immediately after the completion of Reorganization, the Company, Misaky, Sino Oriental, Fujian Yada, Yaxin, Shengda and Xinda are under the common control of Mr. Zhan and his spouse, Madam Liufeng Zhou. Accordingly, accounting for recapitalization is adopted for the preparation of consolidated financial statements to present the combined results of operations and financial position of the Company, Misaky, Sino Oriental, Fujian Yada, Yaxin, Shengda and Xinda as if the current group structure, which means that Misaky, Sino Oriental, Fujian Yada, Yaxin, Shengda and Xinda are wholly owned subsidiaries of the Company, had been in existence at the beginning of the reporting period. The 29,214,043 shares (as adjusted for the Forward Stock Split) of the Company's common stock issued for RTO are deemed the opening common stock since January 1, 2009 to reflect the recapitalization.

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

Use of estimates

In preparing consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. These accounts and estimates include, but are not limited to, the valuation of trade receivable, other receivables, inventories and deferred income taxes and the estimation on useful lives and residual values of property, plant and equipment. Actual results could differ from those estimates.

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents, restricted cash, trade receivables and other receivables, prepayment and deposits. As of December 31, 2011 and 2010, substantially all of the Company's cash and cash equivalents and restricted cash were held by major financial institutions located in the PRC, which the management believes are of high credit quality. With respect to trade receivables, the Company extends credit based on an evaluation of the customer's financial condition. The Company generally does not require collateral for trade receivables and maintains an allowance for doubtful accounts of trade receivables.

As of December 31, 2011 and 2010, the Company did not have any balance of gross trade receivables due from individual customer that represented 10% or more of the Company's gross trade receivables.

During the two years ended December 2011 and 2010, the Company did not have sales to any individual customer that represented 10% or more of the Company's consolidated sales.

3. Summary of significant accounting policies (Cont'd)

Cash and cash equivalents

Cash and cash equivalents include all cash, deposits in banks and other highly liquid investments with initial maturities of three months or less. As of December 31, 2011 and 2010, almost all the cash and cash equivalents were denominated in RMB and were placed with banks in the PRC. They are not freely convertible into foreign currencies and the remittance of these funds out of the PRC is subject to exchange control restrictions imposed by the PRC government. The remaining insignificant balance of cash and cash equivalents were denominated in United States Dollars and Japanese Yen ("JPY").

Restricted cash

Deposits in banks pledged as securities for bills payable and foreign currency forward exchange contracts ("foreign exchange forward contracts") (Note 4) that are restricted in use are classified as restricted cash under current assets.

Allowance for doubtful debts

The Company establishes an allowance for doubtful accounts based on management's assessment of the collectability of trade receivables. A considerable amount of judgment is required in assessing the amount of the allowance, the Company considers the historical level of credit losses and applies percentages to aged receivable categories. The Company makes judgments about the creditworthiness of each customer based on ongoing credit evaluations, and monitors current economic trends that might impact the level of credit losses in the future. If the financial condition of the customers were to deteriorate, resulting in their inability to make payments, a larger allowance may be required.

Based on the above assessment, during the reporting years, the management establishes the general provisioning policy to make allowance equivalent to 30% of gross amount of trade receivables due between one and two years and 100% of gross amount of accounts receivable due over 2 years. Additional specific provision is made against trade receivables whenever they are considered to be doubtful.

Bad debts are written off when identified. The Company extends unsecured credit to certain customers ranging from one to three months in the normal course of business. The Company does not accrue interest on trade accounts receivable.

Historically, losses from uncollectible accounts have not significantly deviated from the general allowance estimated by the management and no significant additional bad debts have been written off directly to the profit and loss. This general provisioning policy has not changed in the past since establishment and the management considers that the aforementioned general provisioning policy is adequate and not too excessive and does not expect to change this established policy in the near future.

3. **Summary of significant accounting policies (Cont'd)**

Inventories

Inventories are stated at the lower of cost or market. Cost is computed using the weighted average cost method for finished goods, raw materials and packaging materials. Finished goods include fresh and processed produce while raw materials and packaging materials consist primarily of purchased fresh and processed produce and containers.

Expenditures on bamboo and other growing crops are valued at the lower of cost or market and are deferred and charged to cost of sales when the related produce is harvested and sold. The deferred growing costs included in inventories in the consolidated balance sheets consist primarily of land rental cost and service costs.

In assessing the ultimate realization of inventories, the management makes judgments as to future demand requirements compared to current or committed inventory levels. The Company's reserve requirements generally increase or decrease with its projected demand requirements and market conditions. The Company estimates the demand requirements based on market conditions, forecasts prepared by its customers, sales contracts and orders in hand.

In addition, the Company estimates net realizable value based on intended use, current market value and inventory ageing analyses. The Company writes down the inventories for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventories and the estimated market value based upon assumptions about future demand and market conditions.

Based on the above assessment, the Company establishes a general provision to make a 20% and 100% provision for raw materials, packaging materials and finished goods aged between one and two years and over two years respectively.

(Stated in US Dollars)

3. Summary of significant accounting policies (Cont'd)

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use.

Depreciation is provided on the straight-line basis (after taking into account the respective estimated residual values) over the estimated useful lives of property, plant and equipment. The principal useful lives and residual value are as follows :

	Estimated useful lives	Residual value
Buildings	30 years	5%
Plant and machinery	5 - 10 years	5%
Motor vehicles	5 years	5%
Electronic equipment	5 years	5%

Maintenance or repairs are charged to expense as incurred. Upon sale or disposition, the applicable amounts of asset cost and accumulated depreciation are removed from the accounts and the net amount less proceeds from disposal is charged or credited to income.

Construction in progress mainly represents expenditures in respect of the Company's offices and factories under construction. All direct costs relating to the acquisition or construction of the Company's office and factories are capitalized as construction in progress. No depreciation is provided in respect of construction in progress.

Land use rights

Land use rights are stated at cost less accumulated amortization. Amortization is provided using the straight-line method over the terms of the lease of 40-50 years for office premises, production facilities and warehouse and 20-37 years for growing and plantation purpose, obtained from the relevant PRC land authorities or relevant PRC local rural village cooperatives.

Impairment of long-lived assets

Long-lived assets are tested for impairment in accordance with ASC 360-10-45 "Impairment or Disposal of Long-Lived Assets" (previously Statement of Financial Accounting Standards ("SFAS") No. 144). The Company periodically evaluates potential impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The Company recognizes impairment of long-lived assets in the event that the net book values of such assets exceed the future undiscounted cash flows attributable to such assets. During the reporting periods, the Company has not identified any indicators that would require testing for impairment.

3. Summary of significant accounting policies (Cont'd)

Capitalized interest

The interest cost associated with the major development and construction projects is capitalized and included in the cost of the project. When no debt is incurred specifically for a project, interest is capitalized on amounts expended on the project using weighted-average cost of the Company's outstanding borrowings. Capitalization of interest ceases when the project is substantially complete or development activity is suspended for more than a brief period.

Revenue recognition

Revenue from sales of the Company's products, including fresh produce and processed produce, is recognized upon customer acceptance, which occurs at the time of delivery to customer, provided persuasive evidence of an arrangement exists, such as signed sales contract, the significant risks and rewards of ownership have been transferred to the buyer at the time when the products are delivered to its customers with no significant post-delivery obligation on our part, the sales price is fixed or determinable and collection is reasonably assured. The Company does not provide its customers with contractual rights of return and post-delivery discount for any of its products, including fresh produce and processed produce. When there is any significant post-delivery performance obligations exits, revenue is recognized only after such obligations are fulfilled. The Company evaluates the terms of sales agreement with its customer for fresh produce and processed produce in order to determine whether any significant post-delivery performance obligations exist. Currently, the sales under fresh produce and processed produce segments do not include any terms which may impose any significant post-delivery performance obligations to the Company.

Revenue from sales of the Company's product represents the invoiced value of goods, net of the value-added tax ("VAT"). The Company's processed produce products that are sold in the PRC are subject to VAT at a rate of 17 percent of the gross sales price. This VAT may be offset by VAT paid by the Company on raw materials, other materials or costs included in the cost of producing the Company's processed produce products.

(Stated in US Dollars)

3. Summary of significant accounting policies (Cont'd)

Government grants

Government grants are received for compensation of finance costs already incurred or for good performance of the Company and are recognized when the approval documents are obtained from the relevant government authorities.

For compensation of finance costs, the Company matches and offsets the government grants with the finance costs as specified in the grant approval document in the corresponding period when such expenses are incurred. Government grants received for good performance of the Company are recognized as income in the period they become recognizable.

Government grants of $26,355 and $nil were offset against the finance costs for the two years ended December 31, 2011 and 2010, respectively. In addition, for the two years ended December 31, 2011 and 2010, the Company recorded government grants income of $293,253 and $44,225 respectively, for government grants received as compensation for the finance costs already incurred in the prior period.

During the year ended December 31, 2010, the Company received government grants of $974,688 for the purchase of land use right and such government grants were included in the acquisition cost of land use right.

Cost of sales

Cost of sales consists primarily of land rental cost and service costs, materials costs, purchasing and receiving costs, inspection costs, wages, employee compensation, depreciation and related costs, which are directly attributable to the cost of fresh and processed produce and production of products. Write-down of inventories to lower of cost or market is also recorded in cost of sales.

Administrative expenses

Administrative expenses consist primarily of office expenses, entertainment, traveling expenses, depreciation, audit fee, salaries and staff pension which are incurred at the administrative level and exchange difference.

Selling expenses

Selling expenses consist primarily of advertising, salaries and transportation costs incurred during the selling activities.

Income taxes

The Company uses the asset and liability method of accounting for income taxes pursuant to ASC 740 "Income Taxes" (previously SFAS No. 109). Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and loss carryforwards and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(Stated in US Dollars)

3. Summary of significant accounting policies (Cont'd)

Advertising, transportation, research and development expenses

Advertising, transportation, research and development expenses are charged to expense as incurred.

Advertising expenses amounting to $260,522 and $18,745 for the two years ended December 31, 2011 and 2010 respectively are included in selling expenses.

Transportation expenses amounting to $789,208 and $368,590 for the two years ended December 31, 2011 and 2010 respectively are included in selling expenses.

No material research and development expenses were incurred for the two years ended December 31, 2011 and 2010.

Dividends

Dividends are recorded in the Company's financial statements in the period in which they are declared.

Comprehensive income

The Company has adopted ASC 220, "Comprehensive Income" (previously SFAS No. 130), which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Components of comprehensive income include net income and foreign currency translation adjustments. As of December 31, 2011 and 2010, the only component of accumulated other comprehensive income was foreign currency translation adjustments.

Foreign currency translation

The functional currency of the Company is RMB and RMB is not freely convertible into foreign currencies. The Company maintains its financial statements in the functional currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchanges rates prevailing at the dates of the transaction. Exchange gains or losses arising from foreign currency transactions are included in the determination of net income for the respective periods.

For financial reporting purposes, the financial statements of the Company that are prepared using the functional currency have been translated into United States dollars. Assets and liabilities are translated at the exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and stockholder's equity is translated at historical exchange rates. Any translation adjustments resulting are not included in determining net income but are included in foreign exchange adjustment to other comprehensive income, a component of stockholders' equity. The exchange rates in effect at December 31, 2011 and 2010 were RMB1 for $0.1571 and $0.1512 respectively. There is no significant fluctuation in exchange rate for the conversion of RMB to US dollars after the balance sheet date.

3. **Summary of significant accounting policies (Cont'd)**

Fair value of financial instruments

The Company adopted ASC 820 (previously Statement of Financial Accounting Standards ("SFAS") No. 157) on January 1, 2008. The adoption of ASC 820 did not materially impact the Company's financial position, results of operations or cash flows.

ASC 820 requires the disclosure of the estimated fair value of financial instruments including those financial instruments for which fair value option was not elected. The carrying amounts of the financial assets and liabilities approximate to their fair values due to short maturities or the applicable interest rates approximate the current market rates.

The fair values of secured borrowings are estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Derivative financial instruments

The Company accounts for derivative financial instruments in accordance with the Topic ASC 815 "Derivatives and Hedging". The topic requires the Company to recognize the value of derivative instruments as either assets or liabilities in the consolidated balance sheets at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated as a hedge and qualifies as part of a hedging relationship.

The Company enters into foreign exchange forward contracts to manage its exposure to the foreign currency exchange risk related to the trade receivable denominated in Japanese Yen ("JPY"). The Company does not enter into foreign exchange forward contracts for trading or speculative purposes. In accordance with US GAAP, the foreign exchange forward contracts are considered as "derivatives not designated as hedging instruments". Therefore, the foreign exchange forward contracts are recorded at fair value, with the gain or loss on these transactions recorded in the consolidated statements of income and comprehensive income within "other (loss) income - net" in the period in which they occur. As of December 31, 2011 and December 31, 2010, the Company had outstanding foreign exchange forward contracts to sell totaling JPY677,000,000 and JPY667,000,000 respectively with maturities of less than one year.

(Stated in US Dollars)

3. Summary of significant accounting policies (Cont'd)

Fair value measurements

When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance. The Company uses the following three levels of inputs in determining the fair value of the Company's assets and liabilities, focusing on the most observable inputs when available :

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than quoted prices in active markets for identical assets or liabilities.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed is determined based on the lowest level input that is significant to the fair value measurement.

The following items recorded or measured at fair value on a recurring basis in the accompanying consolidated financial statements were based on the use of Level 2 inputs as of December 31, 2011 and 2010 :

	Included in the following items of consolidated balance sheets	Total fair value measurement as of December 31, 2011	2010
Derivative financial assets – foreign exchange forward contracts	Other receivables, prepayments and deposits	$ -	$ 1,089
Derivative financial liabilities – foreign exchange forward contracts	Other payables and accrued expenses	$ 909,529	$ 696,530

	Included in the following items of consolidated statements of income and comprehensive income	Year ended December 31, 2011	2010
Realized loss recorded – foreign exchange forward contracts	Other loss - net	$ (28,418)	$ (2,339)
Unrealized loss recorded – foreign exchange forward contracts	Other loss - net	(187,370)	(536,553)
Total loss recorded		$ (215,788)	$ (538,892)

(Stated in US Dollars)

3. Summary of significant accounting policies (Cont'd)

Fair value measurements (cont'd)

The Company estimates the fair value of foreign exchange forward contracts on a quarterly basis by obtaining market quotes of spot and forward rates for contracts with similar terms, adjusted where necessary for maturity differences. There were no changes in valuation techniques during the two years ended December 31, 2011 and 2010.

Recently issued accounting pronouncements

In July 2010, the FASB issued ASU 2010-20 "Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses". The objective of ASU 2010-20 is to provide financial statement users with greater transparency about an entity's allowance for credit losses and the credit quality of its financing receivables. Under ASU 2010-20, an entity is required to provide disclosures so that financial statement users can evaluate the nature of the credit risk inherent in the entity's portfolio of financing receivables, how that risk is analyzed and assessed to arrive at the allowance for credit losses, and the changes and reasons for those changes in the allowance for credit losses. ASU 2010-20 is applicable to all entities, both public and non-public and is effective for interim and annual reporting periods ending on or after December 15, 2010. Comparative disclosure for earlier reporting periods that ended before initial adoption is encouraged but not required. However, comparative disclosures are required to be disclosed for those reporting periods ending after initial adoption. The adoption of this ASU update has no material impact on the Company's consolidated financial statements.

The FASB issued ASU 2011-02, "Receivables (Topic 310): A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring". The amendments to Topic 310 clarify the guidance on a creditor's evaluation of whether a debtor is experiencing financial difficulties. A creditor should evaluate whether it is probable that the debtor would be in payment default on any of its debts in foreseeable future without the modification. In addition, the amendments to Topic 310 clarify that a creditor is precluded from using the effective interest rate test in the debtor's guidance on restructuring of payables (paragraph 470-60-55-10) when evaluating whether a restructuring constitutes a troubled debt restructuring. An entity should disclose the total amount of receivables and the allowance for credit losses as of the end of the period of adoption related to those receivables that are newly considered impaired under Section 310-10-35 for which impairment was previously measured under Subtopic 450-20, Contingencies – Loss Contingencies. The adoption of this ASU update has no material impact on the Company's consolidated financial statements.

In April 2011, the FASB issued ASU 2011-03, "Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements". The amendments in this ASU update remove from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and (2) the collateral maintenance implementation guidance related to that criterion. The guidance in this ASU update is effective for the first interim or annual period beginning on or after December 15, 2011. The guidance should be applied prospectively to transactions or modifications of existing transactions that occur on or after the effective date. Early adoption is not permitted. The adoption of this ASU update is not expected to have a material impact on the Company's consolidated financial statements.

(Stated in US Dollars)

3. Summary of significant accounting policies (Cont'd)

Recently issued accounting pronouncements (cont'd)

In May 2011, the FASB issued ASU 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs". The FASB and the International Accounting Standard Board (IASB) works together to ensure that fair value has the same meaning in U.S. GAAP and IFRSs and that their respective fair value measurement and disclosure requirements are the same (except for minor differences in wording and style). The Boards concluded that the amendments in this ASU update will improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs. The amendments in this ASU update explain how to measure fair value. They do not require additional fair value measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. The amendments in this ASU update are to be applied prospectively. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011. Early application by public entities is not permitted. The adoption of this ASU update is not expected to have a material impact on the Company's consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, "Comprehensive Income (Topic 220): Presentation of Comprehensive Income". In this ASU updated, the entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. This Update eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The amendments in this ASU update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The amendments in this ASU update are to be applied retrospectively. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early application by public entities is permitted. The adoption of this ASU update has no material impact on the Company's consolidated financial statements.

In September 2011, the FASB issued ASU 2011-08, "Intangibles - Goodwill and Other (Topic 350)". The amendments in this ASU permits an entity to first assess qualitative factors to determine whether it is "more likely than not" that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity's financial statements for the most recent annual or interim period have not yet been issued. The Company is evaluating the impact of this ASU and does not expect its adoption to have a significant impact on the Company's consolidated financial statements.

(Stated in US Dollars)

3. Summary of significant accounting policies (Cont'd)

Recently issued accounting pronouncements (cont'd)

In September 2011, the FASB issued ASU 2011-09, "Compensation - Retirement Benefits - Multiemployer Plans (Subtopic 715 –80)". The amendments in this ASU will require additional disclosures about an employer's participation in a multiemployer pension plan. Previously, disclosures were limited primarily to the historical contributions made to the plans. ASU 2011-09 applies to nongovernmental entities that participate in multiemployer plans. ASU 2011-09 is effective for annual periods for fiscal years ending after December 15, 2011, and early adoption is permitted. ASU 2011-09 should be applied retrospectively for all prior periods presented. The Company is evaluating the impact of this ASU and does not expect its adoption to have a material impact on the Company's consolidated financial statements.

In December 2011, the FASB issued ASU 2011-11, "Balance Sheet (Topic 210)". The objective of this Update is to provide enhanced disclosures that will enable users of its financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position. This includes the effect or potential effect of rights of setoff associated with an entity's recognized assets and recognized liabilities within the scope of this Update. The amendments require enhanced disclosures by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with either Section 210-20-45 or Section 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with either Section 210-20-45 or Section 815-10-45. An entity is required to apply the amendments retrospectively for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The Company is evaluating the impact of this ASU and does not expect its adoption to have a material impact on the Company's consolidated financial statements.

In December 2011, the FASB issued ASU 2011-12, "Comprehensive Income (Topic 220)". The amendments in this Update supersede certain pending paragraphs in Accounting Standards Update No. 2011-05, "Comprehensive Income (Topic 220): Presentation of Comprehensive Income", to effectively defer only those changes in Update 2011-05 that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. The amendments will be temporary to allow the Board time to redeliberate the presentation requirements for reclassifications out of accumulated other comprehensive income for annual and interim financial statements for public, private, and non-profit entities. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early application is permitted. The adoption of this ASU update has no material impact on the Company's consolidated financial statements.

(Stated in US Dollars)

4. Restricted cash, bills payable and trade payables

	As of December 31, 2011	2010
Bank deposits held as collateral for foreign exchange forward contracts - Note (a)	$ 1,281,999	$ 678,765
Bank deposits held as collateral for bills payable - Note (b)	471,360	263,158
	$ 1,753,359	$ 941,923

(a) When the Company enters into foreign exchange forward contracts with the bank, it is required to place deposits with reference to the nominal amounts. These deposits will be used to settle loss on the foreign exchange forward contracts or return to the Company at the earlier of maturity date or exercise date.

(b) When the Company intends or is requested to settle its suppliers by issuance of bills, it is required to place deposits with banks equal to 30% - 40% of the bills amount at the time of issuance. These deposits will be used to settle the bills at maturity.

(c) Trade payables represent trade creditors on open account. They are interest-free and unsecured. The normal credit term given by these suppliers to the Company ranges from one to three months.

5. Trade receivables, net

	As of December 31, 2011	2010
Trade receivables	$ 24,173,810	$ 20,932,240
Less : Allowance for doubtful accounts	(16)	(59,620)
Balance at end of period	$ 24,173,794	$ 20,872,620

Trade receivables with carrying value of $271,185 and $719,318 as of December 31, 2011 and 2010 respectively were pledged as collaterals under certain loan agreements (see Note 17).

An analysis of the allowance for doubtful accounts is as follows :-

	As of December 31, 2011	2010
Balance at beginning of the period	$ 59,620	$ 187,736
Provision for (reversal of) doubtful debts	563,848	(128,959)
Bad debts written off against trade receivables	(628,400)	-
Translation adjustments	4,948	843
	$ 16	$ 59,620

Provision for (reversal of) doubtful debts of $563,848 and $(128,959) were charged to other loss - net for the two years ended December 31, 2011 and 2010 respectively.

(Stated in US Dollars)

6. Other receivables, prepayments and deposits

	As of December 31, 2011	2010
Prepayments*	$ 5,461,498	$ 2,536,078
Deposits	877,673	896,657
Derivative financial assets – foreign exchange forward contracts - Note 3	-	1,089
Other receivables	500,799	582,056
	$ 6,839,970	$ 4,015,880

* Represents primarily prepayment for the production of fresh produce which are expected to be recorded as cost of sales upon harvest within one year.

7. Inventories

	As of December 31, 2011	2010
Raw materials and packaging materials	$ 659,863	$ 38,027
Bamboo and other growing crops	15,928,758	11,695,082
Finished goods	3,511,319	3,386,417
	20,099,940	15,119,526
Less: Provision for obsolete inventories	(1,963)	(10,424)
	$ 20,097,977	$ 15,109,102

As of December 31, 2011 and 2010, the inventories with carrying amounts of $617,711 and $746,728 respectively were pledged as collateral under certain loan agreements (see Note 17).

Reversal of obsolete inventories of $(9,129) and $(229,077) were charged to cost of sales for the two years ended December 31, 2011 and 2010 respectively.

8. Income taxes

United States

Asia Green Agriculture Corporation is subject to the United States of America Tax law at tax rate of 34%. No provision for the US federal income taxes has been made as the Company had no taxable income in this jurisdiction for the reporting period.

BVI

Sino Oriental is incorporated in the BVI and, under the current laws of the BVI, are not subject to income taxes.

Hong Kong

Misaky is incorporated in Hong Kong and subject to profit tax rate of 16.5% on the assessable profits during the years. No provision for Hong Kong profit tax has been made on Misaky as Misaky had no taxable income in this jurisdiction for the reporting period.

(Stated in US Dollars)

8. Income taxes (Cont'd)

PRC

Pursuant to the new PRC's enterprise income tax ("EIT") law, Fujian Yada, Yaxin, Xinda, Shengda, Shanghai Yada, Fuzhou Yada, Shixing Yada, Yudu Yada and Jiangyang Yaxin are subject to EIT at the statutory rate of 25%. In addition, the Company's profits generated from its fresh produce and certain processed produce, which have been qualified as agriculture product under the EIT law, are exempted from EIT.

The components of income tax expense (credit) are as follows:-

	Year ended December 31,	
	2011	***2010***
Current taxes – PRC	$ 200,166	$ 12,139
Deferred taxes – PRC	36,952	(176,492)
	$ 237,118	$ (164,353)

The effective income tax expense differs from the PRC statutory income tax rate of 25% for the two years ended December 31, 2011 and 2010 in the PRC as follows :-

	Year ended December 31,	
	2011	***2010***
Provision for income taxes at PRC statutory EIT rate	$ 7,874,177	$ 5,357,738
Non-taxable profits generated from fresh and processed produce	(8,385,504)	(5,586,233)
Non-taxable items for tax	(399,467)	(10,613)
Non-deductible items for tax	1,147,912	74,755
Income tax expense (credit)	$ 237,118	$ (164,353)

In July 2006, the FASB issued ASC 740-10-25 (previously Interpretation No. 48, "Accounting for Uncertainty in Income Taxes"). This interpretation requires recognition and measurement of uncertain income tax positions using a "more-likely-than-not" approach. The Company adopted this ASC 740-10-25 on January 1, 2007. Under the new EIT Law which became effective on January 1, 2008, the Company may be deemed to be a resident enterprise by the PRC tax authorities. If the Company was deemed to be resident enterprise, the Company may be subject to the EIT at 25% on the worldwide taxable income and dividends paid from PRC subsidiaries to their overseas holding companies may be exempted from 10% PRC withholding tax. Except for certain immaterial interest income from bank deposits placed with financial institutions outside the PRC, all of the Company's income is generated from the PRC operation. Given the immaterial amount of income generated from outside the PRC and the PRC subsidiaries do not intend to pay dividends for the foreseeable future, the management considers that the impact arising from resident enterprise on the Company's financial position is not significant. The management evaluated the Company's overall tax positions and considered that no provision for uncertainty in income taxes is necessary as of December 31, 2011.

Asia Green Agriculture Corporation
Notes to Consolidated Financial Statements
(Stated in US Dollars)

8. **Income taxes (Cont'd)**

The details of current deferred tax assets as of December 31, 2011 and 2010 are as follows:-

	As of December 31,	
	2011	***2010***
Fair value of forward exchange contracts	$ 227,382	$ 173,860
Tax losses	110,007	142,103
Others	495	48,711
	$ 337,884	$ 364,674

The details of non-current deferred tax liabilities as of December 31, 2011 and 2010 are as follows:-

	As of December 31,	
	2011	***2010***
Capitalized interests included in property, plant and equipment	$ 28,170	$ 28,051

9. **Net finance costs**

	Year ended December 31,	
	2010	***2010***
Total interest cost incurred	$ 668,180	$ 551,263
Less: Interest income	(26,266)	(21,141)
Government grants recognized	(26,355)	-
Net interest cost	615,559	530,122
Other finance costs	104,853	89,383
	$ 720,412	$ 619,505

(Stated in US Dollars)

10. Other loss, net

	Year ended December 31,	
	2011	2010
(Provision for) reversal of doubtful debts	$ (563,848)	$ 128,959
Change in fair value of foreign exchange forward contracts	(215,788)	(538,892)
Investment income	-	105,879
Recovery of bad debts	300,032	-
Other income	165,249	250,136
Net	$ (314,355)	$ (53,918)

11. Earnings per share

During the reporting periods, potential dilutive shares are excluded from the computation of earnings per share if their effect is anti-dilutive. 1,359,113 anti-dilutive warrants and 3,093,258 share options (as adjusted for the Forward Stock Split) were excluded from the calculation of earnings per share for year ended December 31, 2011 as their dilutive effects are immaterial. Accordingly, the basic and diluted earnings per share are the same.

The per share data reflects the reorganization of stockholders' equity as if the Reorganization occurred as of the beginning of the first period presented and has been adjusted retroactively to reflect the Forward Stock Split effected on January 18, 2011.

12. Property, plant and equipment, net

	As of December 31,	
	2011	***2010***
Cost :		
Buildings	$ 10,756,752	$ 10,345,868
Plant and machinery	2,485,444	1,398,711
Motor vehicles	204,658	194,362
Electronic equipment	159,315	131,384
Leasehold improvements	39,689	38,203
	13,645,858	12,108,528
Accumulated depreciation	(2,661,418)	(2,090,087)
Construction in progress	5,566,475	1,815,903
Net	$ 16,550,915	$ 11,834,344

(Stated in US Dollars)

12. Property, plant and equipment, net (Cont'd)

(i) During the reporting periods, depreciation charge is included in :

	Year ended December 31,	
	2011	***2010***
Cost of sales and overheads of inventories	$ 486,155	$ 410,934
Selling expenses	1,999	1,940
Administrative expenses	45,389	99,405
	$ 533,543	$ 512,279

As of December 31, 2011 and 2010, buildings and plant and machinery with carrying amount of $8,030,558 and $8,521,316 were pledged as collaterals under certain loan and bills payable arrangements, respectively (Note 17).

During the year ended December 31, 2011, property, plant and equipment with net book value of $18,904 were disposed of at a consideration of $315, resulting a loss of $18,589.

During the year ended December 31, 2010, property, plant and equipment with net book value of $198,038 were disposed of at a consideration of $246,038, resulting in a gain of $48,000.

There was no capitalized interest for the two years ended December 30, 2011 and 2010 as the amount was immaterial.

(ii) Construction in progress :

Construction in progress mainly comprises capital expenditure for construction of the Company's new offices and factories.

13. Land use rights

	As of December 31,	
	2011	***2010***
Land use rights		
- for office premises, production facilities and warehouse	$ 2,181,085	$ 2,099,461
- for growing and plantation	20,402,893	15,329,432
Accumulated amortization	(951,573)	(221,744)
	$ 21,632,405	$ 17,207,149

The Company obtained the right from the relevant PRC land authority for a period of 40-50 years to use the land on which the office premises, production facilities and warehouse of the Company are situated. As of December 31, 2011 and 2010, land use rights with carrying amounts of $734,446 and $714,963 were pledged as collateral under certain loan arrangements (Note 17).

The Company obtained several rights from the relevant PRC local rural village cooperatives for period ranged from 20-37 years (2010: 20-28 years) to use the land for growing and plantation purpose for producing the Company's fresh produce.

(Stated in US Dollars)

13. Land use rights (Cont'd)

During the two years ended December 31, 2011 and 2010, amortization amounted to $711,856 and $151,140 respectively. The estimated amortization expense for each of the five succeeding years is approximately $815,000 each year.

14. Deposits paid

	As of December 31,	
	2011	*2010*
Deposits paid for:-		
- acquisition of land use rights	$ 14,151,988	$ -
- acquisition of property, plant and equipment	251,392	241,984
	$ 14,403,380	$ 241,984

15. Other payables and accrued expenses

	As of December 31,	
	2011	*2010*
Payables for acquisition of land use rights for growing and plantation purpose	$ -	$ 4,048,813
Withholding tax payable - Note 15(b)	628,480	604,960
Pension payable – Note 15(a)	559,360	538,427
Derivative financial liabilities - forward exchange contracts - Note 3	909,529	696,530
VAT payable	1,660,217	1,127,599
Salaries payable	308,830	191,434
Accrued audit fee	219,968	128,554
Liquidated damage payable - Note 22	443,686	177,507
Other payables	554,930	567,752
	$ 5,285,000	$ 8,081,576

(a) Pension payable represents accrued staff medical, industry injury claims, labor and unemployment insurances, all of which are third parties insurance and the insurance premiums are based on certain percentage of salaries. The obligations of the Company are limited to those premiums contributed by the Company.

(b) On March 21, 2009, Yada declared a dividend of RMB20,000,000 (equivalent to $2,934,000), of which $2,347,200 was transferred to amounts due to related parties in accordance with a loan agreement entered into between Mr. Zhan, and Madam Liufeng Zhou, Mr. Zhan's spouse and the Company. The remaining balance of $628,480 (2010 : $604,960), representing withholding tax on dividend declared in accordance with the PRC Tax Law, was included in other payables and accrued expenses.

16. Amounts due to related parties

The amounts represent amounts due to Mr. Zhan and Madam Liufeng Zhou, Mr. Zhan's spouse, and are interest-free, unsecured and repayable on demand.

(Stated in US Dollars)

17. Secured borrowings

	As of December 31, 2011	2010
Secured short-term borrowings - Note 17(a)	$ 9,415,291	$ 6,232,600
Current maturities of secured long-term borrowings	-	22,686
	$ 9,415,291	$ 6,255,286
Secured long-term borrowings - Note 17(b) Interest bearing :		
- at 14.4% per annum	$ -	$ 22,686
Less: current maturities	-	(22,686)
	$ -	$ -

Notes :

(a) The weighted-average interest rate on short-term borrowings as of December 31, 2011 and 2010, were 7.13% and 5.41% respectively.

(b) Long-term borrowings were repayable as follows :

	As of December 31, 2011	2010
Within one year	$ -	$ 22,686

The details of the Company's banking facilities as of December 31, 2011 were as follows:-

Facilities granted	Granted	Amount utilized	Unused
Secured bank loans	$ 9,427,200	$ 9,415,291	$ 11,909

The secured borrowings were secured as follows :-

(i) The Company's assets with following carrying values :-

	As of December 31, 2011	2010
Property, plant and equipment (Note 12)	$ 8,030,558	$ 8,521,316
Trade receivables (Note 5)	271,185	719,318
Land use rights (Note 13)	734,446	714,963
Inventories (Note 7)	617,711	746,728
	$ 9,653,900	$ 10,702,325

(ii) Guarantees executed by third parties;

(iii) Guarantees executed by Mr. Zhan and Madam Liufeng Zhou, Mr. Zhan's spouse; and

(iv) Guarantees executed by certain staff of the Company.

(Stated in US Dollars)

17. Secured borrowings (Cont'd)

As of December 31, 2011, Fujian Yada's secured short-term borrowings of $3,770,880 are subject to the fulfillment of certain financial covenants: to maintain the minimum current ratio of 1.0, minimum quick ratio of 0.5 and maximum debt to asset ratio of 60% at any time.

If Fujian Yada were to breach the covenants, the secured short-term borrowings would become payable on demand. Fujian Yada regularly monitors its compliance with these financial covenants.

As of December 31, 2011, none of the above financial covenants relating to secured short-term borrowings had been breached.

18. Loans from third parties

	As of December 31,	
	2011	*2010*
Non-interest bearing	$ 157,120	$ 151,240

All the loans from third parties are unsecured and repayable on demand.

19. Defined contribution plan

The Company has a defined contribution plan for all qualified employees in the PRC. The employer and its employees are each required to make contributions to the plan at the rates specified in the plan. The only obligation of the Company with respect to retirement scheme is to make the required contributions under the plan. No forfeited contribution is available to reduce the contribution payable in the future years. The defined contribution plan contributions were charged to the statements of income and comprehensive income. The Company recorded defined contribution plan expenses of $61,870 and $210,621 for the two years ended December 31, 2011 and 2010 respectively.

20. Reserves

Statutory reserve

In accordance with the relevant laws and regulations of PRC, the subsidiaries established in the PRC are required to transfer not less than 10% of their net incomes calculated in accordance with accounting principles generally accepted in the PRC (the percentages are upon approval from the board of directors' meetings), after offsetting any prior years' losses, to the statutory reserve.

When the balance of statutory reserve reaches 50% of the registered capital, any further appropriation is optional. Upon approval from the board of directors of the Company, the statutory reserve can mainly be used to offset accumulated losses or increase capital.

(Stated in US Dollars)

20. Reserves (Cont'd)

Other surplus reserve

Other surplus reserve represented the voluntarily appropriation of 10% of the PRC subsidiaries' net income calculated in accordance with accounting principles generally accepted in the PRC, and approved from the board of directors' meetings. The transfer to other surplus reserve is used to retain certain income for future business expansion.

21. Make good escrow agreement

In connection with a private placement completed on August 20, 2010, Mr. Cai, the major shareholder of the Company, entered into a make good escrow agreement (the "Escrow Arrangement") with the investors under the private placement pursuant to which he agreed to place 4,848,525 shares (as adjusted for the Forward Stock Split) of our common stock (the "Make Good Share") owned by him in an escrow account administrated by an escrow agent. In the event of the Company fails to achieve the earnings per share targets of 2010 and 2011, the escrow agent shall distribute the Make Good Share to the investors on a pro rate basis for any shortfall.

For the purpose of the Escrow Arrangement, the earnings per share targets of 2010 and 2011 shall be determined by $18,176,145 and $27,264,218 divided by the total number of shares of common stock outstanding (as adjusted for the Forward Stock Split) immediately following the closing of the private placement respectively. As of December 31, 2011 and 2010, the Company achieved the earnings per share targets of 2011 and 2010 and the Make Good Share will be released to Mr. Cai.

Since Mr. Cai is only a major stockholder without taking any management position of the Company and the release or cancellation of the Make Good Share is not contingent on continued employment of any management shareholders, in accordance with ASC 718-10-S99-2, the Company considered that the presumption of compensation in this Escrow Arrangement should be overcome and that no compensation charge should be recognized. The Escrow Arrangement should be recorded as an inducement to facilitate the private placement on behalf of the Company. Accordingly, the transaction was recorded as a reduction of proceeds from the private placement in an amount equal to the estimated fair value of the Make Good Share of $1,160,114 on August 20, 2010, the date of the Make Good Escrow Agreement and completion of the private placement, with corresponding credit to additional paid-in capital. The fair value of the Make Good Share was estimated, at the date of the Make Good Escrow Agreement, by reference to the estimated placing price per share of the Company's common stock in the private placement completed on August 20, 2010 and the probability of any shortfall in earnings per share targets of 2010 and 2011 estimated by the management.

22. Commitments and contingencies

Capital commitment

As of December 31, 2011, the Company had capital commitments of $5,990,221 (2010 : $4,545,236) in relation to the construction of new building facilities and $6,757,463 (2010: Nil) in relation to acquisition of land use rights.

(Stated in US Dollars)

22. Commitments and contingencies (Cont'd)

Operating lease commitment

The Company leases certain land use rights under operating leases. As of December 31, 2011 the future minimum lease payments under non-cancelable operating leases were as follows:-

2012	$	3,422,236
2013		3,400,705
2014		3,398,820
2015		3,398,820
2016		3,375,776
Thereafter		49,026,834
	$	66,023,191

Rental expense for operating leases amounted to $3,425,382 and $2,884,740 for the two years ended December 31, 2011 and 2010, respectively, were recorded in cost of sales and inventories.

Registration payment arrangement

On August 20, 2010, the Company completed a private placement of 4,848,525 shares (as adjusted for the Forward Stock Split) of common stock and warrants in order to purchase up to 969,717 shares (as adjusted for the Forward Stock Split) of common stock at an exercise price of $3.78 per share (as adjusted for the Forward Stock Split). In connection with the private placement, warrants to purchase up to 339,396 shares (as adjusted for the Forward Stock Split) of common stock at an exercise price of $3.78 per share (as adjusted for the Forward Stock Split) were issued to the Placement Agent.

Pursuant to the subscription agreement, the Company was required to file a registration statement (the "Registration Statement") under the Securities Act of 1933, as amended, (i) registering for resale by the investors 4,848,525 shares (as adjustment for the Forward Stock Split) of common stock and warrants in order to purchase up to 969,717 shares (as adjustment for the Forward Stock Split) of common stock issued to the investors; and (ii) registering for resale for the Placement Agents for the warrants to purchase up to 339,396 shares (as adjustment for the Forward Stock Split) of common stock (all of the foregoing securities being collectively referred herein as the "Registrable Securities"). The Company agreed to use its best efforts to file the Registration Statement within 30 days from the closing date, dated August 20, 2010 (the "Closing Date"), (the "Registration Filing Date") and to have the Registration Statement declared effective prior to the 150th day following the Closing Date (the "Registration Effective Date").

(Stated in US Dollars)

22. Commitments and contingencies (Cont'd)

Registration payment arrangement (cont'd)

In the event that (i) the Registration Statement has not been filed on or prior to the Registration Filing Date or declared effective by the SEC on or before the Registration Effective Date; and (ii) the Registrable Securities included in such Registration Statement are not saleable under Rule 144, the Company shall pay to each investor as liquidated damages, a cash payment equal to 0.5% per month of the aggregated amount invested by such investors in the private placement until the registration statement has been filed and/or declared effective, but the maximum amount of liquidated damages is capped at 6% on aggregated amount invested by such investors. In accordance with ASC 450 Contingencies", the Company records a liability in the consolidated financial statements for these contingencies when a loss is known or considered probable and the amount can be reasonably estimated. In accordance with FASB ASC 825-20, if the Company determines a registration payment arrangement is probable and can be reasonably estimated, a liability should be recorded. The Registration Statement was not declared effective until July 15, 2011 and the provision of liquidated damages was made in an amount of $443,686 as of December 31, 2011. Liquidated damages of $266,179 and $177,507 were charged to administrative expenses for the two years ended December 31, 2011 and 2010 respectively.

23. Share based compensation

The Company granted share options and warrants to employees, directors and consultants to reward for services.

Stock option plan

Under the stock option plan adopted by the Company in 2010, 3,093,258 share options with exercisable period up to 10 years were granted to the management and employees of the Company on February 14, 2011 of which, 184,123 share options were vested on March 18, 2011 with an exercise price of $3.94, 184,122 share options were vested on March 18, 2012 with an exercise price equal to 125% of the market price of the Company's common stock on that vesting date (market price as of March 18, 2012 was $1.59), 908,338 share options were vested on February 14, 2012 and 1,816,675 share options are vesting in equal amounts on the first day of each quarter during a four year period commencing from February 15, 2012 with an exercise price of $4. All the share options granted are subject to the option holders continuing to be management or employees of the Company before the respective vesting dates.

A summary of share option plan activity for the year ended December 31,2011 was as follows :-

	Number of shares	*Weighted average Exercise price per share*	*Remaining contractual Term*	*Aggregate intrinsic value (1)*
Outstanding as of January 1, 2011	-	$ -		
Granted	3,093,258	$ 4.13		
Exercised	-	-		
Forfeited	-	-		
Cancelled	-	-		
Outstanding as of December 31, 2011	3,093,258	$ 4.13	9.1 years	$ -
Exercisable as of December 31, 2011	184,123	$ 3.94	9.1 years	$ -

(1) No aggregate intrinsic value as the weighted average exercise price of options $4.13 is in excess of the market price of the Company's common stock as of December 31, 2011.

(Stated in US Dollars)

23. Share based compensation (Cont'd)

The weighted average grant-date fair value of options granted during 2011 was $1.777 per share. Compensation expense of $2,788,435 arising from abovementioned share options granted was recognized and allocated $2,208,425 to administrative expenses and $580,010 and selling expenses for the year ended December 31, 2011.

The fair value of the above option awards was estimated on the date of grant using the Binomial Option Valuation Model together with the following major assumptions.

Estimated stock price	$4.00
Expected volatility	56.80%
Expected dividends	Nil
Expected life	5.0-7.5 years
Risk-free interest rate	3.69%

As of December 31, 2011, there was unrecognized compensation cost of $2,708,385 related to the above non-vested share options which are expected to be recognized over approximately 4.1 years.

Warrants

On February 10, 2011, the Company issued warrants to a service provider the warrant holder is entitled to purchase up to 50,000 shares of the Company's common stock at a price of $4 per share in exchange for investor relation services provided to the Company. These warrants have exercisable period of 5 years commencing from February 10, 2011.

At the grant date, the fair value of warrants issued was approximately $2.04 each. Compensation expense of $101,907 arising from abovementioned warrants issued was recognized and allocated to administrative expenses for the year ended December 31, 2011.

The fair value of the above warrants issued was estimated on the date of grant using the Binomial Option Valuation Model together with the following major assumptions.

Estimated stock price	$	4.00
Expected volatility		57.28%
Expected dividends		Nil
Expected life		2.5 years
Risk-free interest rate		2.41%

As of December 31, 2011, there was no unrecognized compensation cost related to the above warrants.

(Stated in US Dollars)

24. Common stock and additional paid-in capital

	Number of Shares		*Amount*		*Additional paid-in capital*
Balance, December 31, 2009	29,214,043	$	29,214	$	3,883,198
Recapitalization - Note 24 (d)	2,761,058		2,761		(60,126)
Private placement - Note 24 (b)	4,848,525		4,849		12,552,243
Inducement to the private placement - Note 21 and Note 24(b)	-		-		1,160,114
Increase in paid up capital of Misaky before the Reorganization	-		-		387
Increase in paid up capital of Sino Oriental before the Reorganization	-		-		50,000
Balance, December 31, 2010	36,823,626	$	36,824	$	17,585,816
Share-based compensation	-		-		2,890,342
Balance, December 31, 2011	36,823,626	$	36,824	$	20,476,158

Notes:

(a) On August 20, 2010, the Company issued 29,214,043 shares of common stock at par value $0.001 each to the shareholders of Sino Oriental in exchange for their 100% issued and outstanding common stock in Sino Oriental.

(b) On August 20, 2010, the Company completed a private placement of 4,848,525 shares of common stock and three-year warrants to purchase up to 969,717 shares of common stock at an exercise price of $3.78 per share for a gross proceed of $15,282,527 with related cash issuance expenses of $1,565,322. In connection with the private placement, three-year warrants to purchase up to 339,396 shares of common stock at an exercise price of $3.78 per share were issued to Placement Agent with fair value of $524,972 on August 20, 2010. $1,160,114, representing the estimated fair value of Make Good Share as stated in Note 21, was deducted from the gross proceed from the private placement as an inducement to facilitate the private placement on behalf of the Company.

(c) On August 20, 2010, 9,738,180 shares (as adjusted for the Forward Stock Split) of the Company's common stock, which were held by a Company's shareholder, Mr. Yang Yongjie, were cancelled.

(d) The Company's issued and outstanding 2,761,058 shares (as adjusted for the Forward Stock Split) of common stock prior to the RTO were accounted for as $57,365, the net liabilities of the Company at the time of RTO.

(e) On January 18, 2011, the Company implemented for a 2.5 for 1 Forward Stock Split. Upon the completion of RTO and Forward Stock Split, the Company was deemed to have 29,214,043 shares of common stock issued and outstanding as of January 1, 2009. The effect of Forward Stock Split has been retroactively reflected in these consolidated financial statements. All references to weighted average share outstanding and per share amounts included in the accompanying consolidated financial statements and notes reflect the Forward Stock Split and its retroactive effects.

(Stated in US Dollars)

25. Segment information

The Company uses the "management approach" in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company's chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company's reportable segments. Management, including the chief operating decision maker, reviews operating results solely by monthly fresh produce and processed produce and operating results of the Company and, as such, the Company has determined that the Company has two operating segments as defined by ASC 280, "Segments Reporting": Fresh produce and processed produce.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on reportable operating segments' gross profit. There were no inter-segment sales or transfers for the two years ended December 31, 2011 and 2010. Management does not track segment assets and, therefore, segment assets information is not presented.

	Fresh produce Year ended December 31,		*Processed produce Year ended December 31,*		*Total Year ended December 31,*	
	2011	*2010*	*2011*	*2010*	*2011*	*2010*
Revenue from external customers	$ 67,401,562	$ 47,626,693	$ 32,671,577	$ 24,479,661	$ 100,073,139	$ 72,106,354
Segment profit	$ 28,223,238	$ 18,531,536	$ 11,577,283	$ 7,301,013	$ 39,800,521	$ 25,832,549

A reconciliation is provided for unallocated amounts relating to corporate operations which is not included in the segment information.

	Year ended December 31,	
	2011	*2010*
Total consolidated revenue	$ 100,073,139	$ 72,106,354
Total profit for reportable segments	$ 39,800,521	$ 25,832,549
Unallocated amounts relating to operations :-		
Administrative expenses	(5,365,041)	(2,335,549)
Selling expenses	(2,197,260)	(1,436,852)
Government grant income	293,253	44,225
Other loss - net	(314,355)	(53,918)
Net finance costs	(720,412)	(619,505)
Income before income taxes	$ 31,496,706	$ 21,430,950

All of the Company's long-live assets are located in the PRC. Geographic information about the revenues, which are classified based on the customers, is set out as follows :-

	Year ended December 31,	
	2011	*2010*
PRC	$ 93,340,019	$ 67,857,217
Japan	6,733,120	4,249,137
Total	$ 100,073,139	$ 72,106,354

During the reporting periods, no individual customer represented 10% or most of the Company's consolidated revenue.

(Stated in US Dollars)

26. Related party transactions

Apart from the transactions as disclosed in notes 2, 16, 17, 21 and 22 to the consolidated financial statements, the Company had no other material transactions with its related parties for the two years ended December 31, 2011 and 2010.

27. Subsequent events

The Company evaluated all events or transactions that occurred after December 31, 2011 through the date the consolidated financial statement were issued and has determined that, except for the transaction disclosed below, there are no other material recognizable nor subsequent events or transactions which would require recognition or disclosure in the consolidated financial statements.

(a) On August 30, 2010, Fujian Yada acquired a land use right with a period of 20 years for growing and plantation purpose from a PRC local rural village cooperative (the "Seller") at a cost of RMB10,400,000. According to the acquisition agreement, the rights and obligations of that land use right was transferred to Fujian Yada on August 30, 2010, which means Fujian Yada is responsible for the costs of maintaining the growing bamboo and is granted a right to harvest the bamboo and bamboo shoots. In addition, the Seller is obligated to facilitate the transfer of Forestry Right Certificate to Fujian Yada.

Owing to some administrative difficulties in transferring the Forestry Right Certificate to Fujian Yada, on March 6, 2012, Fujian Yada entered into a separate agreement with the Seller to i) dispose the land use right at an amount equivalent to the original acquisition cost paid; and ii) lease the land use right, with cancelable lease terms given one year notice from either party, up to August 29, 2030 from the Seller at annual rental of RMB1,040,000 which was retrospectively applied on August 30, 2010. In accordance with the terms of agreement, the consideration is satisfied by i) transferring RMB1,560,000 to rental deposits; ii) transferring RMB3,120,000 to prepayment of rental for 3 years; and iii) cash for the remaining amount of RMB5,720,000 by May 3, 2012.

(b) Subsequent to December 31, 2011, Shixing Yada and Yudu Yada made cash payments of approximately RMB 10,116,000 and RMB19,346,000 respectively for the acquisition of land use rights for growing and plantation purpose.

Exhibit 10.29

RMB Liquid Fund Loan Contract

Contract No.: (2011) Jian Ping Song Dai CZ Zi No.12

Borrower (Party A): Fujian Yada Group Co., Ltd

Domicile (Address): Shuinan Industrial Road, Songxi County Zip Code: 353500

Legal Representative: Zhan Youdai

Fax: 2332598 Tel: 2332688

Lender (Party B): Songxi Branch of China Construction Bank Corporation Ltd.

Domicile (Address): No. 121, Jiefang Street, Songyuan Town, Songxi Province Zip Code: 353500

Legal Representative: Liu Liquan

Fax: 2322644 Tel: 2322670

For the necessity of funds turnover of Fujian Yada Group Co., Ltd., Party A hereby applies to Party B for a loan, and Party B agrees to release the loan to Party A (the " **Loan** "). This Contract is made in line with Contract Law of the People's Republic of China and the General Provisions of Loans to specify the rights and obligations of parties involved.

ARTICLE 1 AMOUNT OF LOAN

Party A borrows RMB (In words) Eight Million from Party B.

ARTICLE 2 USAGE OF LOAN AND SOURCE OF REPAYMENT

Purpose of the Loan, source of the repayment under the Contract will be referred to Annex 1 named "Basic Information of the Loan".

ARTICLE 3 TERM OF LOAN

The term of loan under this Contract is 12 months, commencing from November 28, 2011, and ending on November 28, 2012.

In the event that the commencement date of the Loan under this Contract conflicts with the archived document (loan receipt, the same hereinafter), the actual issuing date of the Loan demonstrated on the Loan archived document at the first time of issuance of such a loan shall govern and the aforementioned maturity date of the Loan shall change accordingly.

The archived document is part of the Contract with equal legal effect.

ARTICLE 4 INTEREST RATE OF THE LOAN, PENALTY INTEREST RATE, CALCULATION AND SETTLEMENT

1. Interest Rate of the Loan

The interest of the loan under this Contract is calculated on a per annum basis in accordance with the section (2) as follows:

(1) Fixed rate at _blank__%, within the term of the Loan, this rate will not be adjusted;

(2) The interest rate shall be the benchmark rate at the commencing date of the interest at the corresponding level _plus (plus/ minus) __blank___ %, such interest rate will not change within the term of the Loan;

(3) Floating rate shall be the benchmark rate at the Commencement Date at the corresponding level _plus__ (plus/ minus) _15_ %, and such floating rate shall be adjusted once _1_ month in accordance with the benchmark rate of the rate adjusting date as well as the above plus/ minus level from the interest commencing date to the liquidation date of fulfilling all the principal and interests under the Contract; or

(4) ____Blank______.

2. Penalty Interest Rate

(1) In the event that Party A does not use the Loan in accordance with this Contract, the penalty interest rate will be the interest rate of the Loan plus _100_ %. If the interest rate of the Loan has been adjusted in line with the above section (3), the penalty interest rate will be adjusted based upon the above interest rate and the corresponding level accordingly.

(2) The penalty interest rate of the overdue Loan will be the interest rate of the Loan plus _50_ %. If the interest rate of the Loan has been adjusted in line with the above section (3), the penalty interest rate will be adjusted based upon the above interest rate and the corresponding level accordingly.

(3) In the condition that both the loan becomes overdue and there is misuse of the Loan, the penalty rate or a double rate should be imposed subject to the severity.

3. The Commencement Date hereof means the date when the initially issued Loan is archived to the loan issuing account (the " **Loan Issuing Account** ") as agreed in Article 6 of the Contract.

The benchmark interest rate at the first time of issuance of the Loan means the loan interest rate at the corresponding time and level announced by the People's Bank of China. Thereafter, when the aforementioned interest rate is adjusted, the benchmark interest rate means the loan interest at the corresponding time and level announced by the People's Bank of China on the adjustment date. If the People's Bank of China does not announce the loan interest at the corresponding time and level, the benchmark interest rate will be the loan interest rate recognized by inter-banks or at the usual and corresponding time and level on the adjusting date, unless both Parties agree otherwise.

4. The interest of the Loan will commence from the date when the Loan is archived to the Loan Issuing Account. The interest of the Loan will be calculated on a daily basis (daily interest rate=annual interest rate/360). If Party A fails to pay for the interest on the settlement date as agreed under this Contract, the compound interest rate will be collected from the following day.

5. Settlement of Interest

(1) A loan with a fixed interest rate shall be settled in accordance with the agreed interest rate. For a loan with a floating interest rate, the interest rate shall be decided based upon the interest rate in each floating term.

(2) This Contract shall settle the interest based upon section (i) as follows:

(i) monthly settlement of the interest; the settlement date will be 20th day of each month;

(ii) quarterly settlement of the interest; the settlement date will be 20th day of the last month of each quarter; or

(iii) ___Blank_______.

ARTICLE 5 ISSUANCE AND PAYMENT OF THE LOAN

1. Precondition of Issuing Loan

Unless the following preconditions are consecutively satisfied or Party B gives up the whole or part of such preconditions, Party B is obligated to issue the Loan as long as:

(1) Party A has fulfilled related approvals, registrations, deliveries, insurance and other legal procedures as required under this Contract;

(2) If the Contract requires any guarantee, such guarantee meeting Party B's requirements has been effective and continues to be effective;

(3) Party A has opened an account for withdrawing and depositing money as required by Party B;

(4) Party B does not breach the Contract;

(5) No situation that will harm the credit of Party A as agreed under the Contract has occurred;

(6) Issuance of the Loan under the Contract by Party B is not prohibited or limited by laws, regulations or competent authorities;

(7) The financing index of Party A consecutively meets the requirements as addressed in Annex 2 titled "Financing Index Binding Provision";

(8) Party A has submitted relevant materials as agreed in the Contract prior to issuing the Loan;

(9) The materials provided by Party A to Party B are legal, authentic, integrated, accurate, effective and meet the other requirements of Party B; and

(10) Other pre-conditions: ______Blank______________.

2. Loan-paying Plan

Loan paying means Party B issues the Loan to the Loan Issuing Account in accordance with the requirements of Party B and as agreed in the Contract.

Loan-paying plan shall be decided in accordance with the first method as follows:

(1) Loan-paying Plan:

(i) November 28, 2011	Amount: RMB 8,000,000
(ii) Date	Amount
(iii) Date	Amount
(iv) Date	Amount
(v) Date	Amount
(vi) Date	Amount

(2) Loan-paying Plan:

(i) From______to	Amount
(ii) From______to	Amount
(iii) From______to	Amount
(iv) From______to	Amount
(v) From______to	Amount
(vi) From______to	Amount

(3) Paying at any time as required by Party A; or

(4) ________Blank_______.

3. Party A shall use the Loan in accordance with the above loan-paying plan. Unless Party B agrees in writing, Party A shall not accelerate, postpone, split or cancel the Loan.

4. If Party A divides and uses the Loan more than once, the expiration date of the Loan shall be decided in accordance with Article 3 of the Contract.

5. Materials Provided by Party A.

Party A and Party B choose to use the __No.2___ item as follows (item No.1 or No.2) regarding the agreement on Party A's providing materials:

No.1

(1) Only satisfying the ____blank___ requirement:

(i) Single use of the Loan exceeds RMB10,000,000 and any payment under such Loan exceeds RMB10,000,000;
(ii) _________Blank_________.

Party A shall provide Party B the following materials no later than __blank___ working days prior to using such Loan:

(i) Loan archived documents and payment settlement certificates signed and chopped by Party A;
(ii) Transactional documents including, but not limited to, goods, services, capital contracts and/or invoices in writing or in electronic format that can be evidence for the capital and use of such Loan;

and other documents by Party A as required by Party B (including, but no limited to, business licenses, power of attorney, bylaws, shareholders resolutions, board resolutions and other materials of the parties having transactions with Party A).

(2) Except for the above agreements or that Party B decides that Party A is authorized to decide the payment as agreed in section 7 hereinafter based upon Party B's reviewing the materials provided by Party A, Party A shall provide the following materials to Party B no later than ___blank__ working days prior to using such Loan:

(i) Plan of using the Loan in line with the proposed Loan;
(ii) Loan archived documents signed and chopped by Party A.

No.2

Regardless of the amount of each Loan, Party A shall provide Party B with the following materials no later than __blank___ working days prior to using such Loan:

(i) Loan archived documents and payment settlement certificates signed and chopped by Party A;
(ii) Transactional documents (including, but not limited to, goods, services, capital contracts and/or invoices in writing or in electronic format that can evidence the capital and use of the Loan; and other documents by Party A as required by Party B

(including, but no limited to, business licenses, power of attorney, bylaws, shareholders resolutions, board resolutions and other materials of the parties having transactions with Party A).

6. Entrusted Payment of Party B

(1) Application of Entrusted Payment of Party B

In the event that a single payment meets the requirement of ___(ii)____, such payment should be entrusted to Party B, i.e. Party A irrevocably entrusts Party B to pay the capital to a third party who has a transaction with Party A. Party A is prohibited to extend such a payment to its cooperator or any third party.

(i) A single payment that exceeds RMB10,000,000, any payment within the scope of such capital to a third party exceeds RMB10,000,000, and Party B approves the payment to the payee based upon materials provided by Party A;
(ii) Regardless the amount of each Loan, Party B is entrusted to fulfill the payment;
(iii) _________Blank___________.

(2) In the event that Party B is entrusted to fulfill the payment, Party B shall archive such capital to the Loan Issuing Account and pay the Loan to the account of the cooperator of Party A directly. Party A shall not dispose the Loan in any manner (including, but not limited to, transferring and withdrawing deposit).

(3) Party B will conduct a formal examination on the amount of payment, time of the payment, the payee, the method of payment and the underlying accounting based upon materials provided by Party A. After Party B finishes such an examination of the above elements and decides that such elements meet Party B's requirements, Party B shall pay for the partner of Party A. Once the Loan is archived into the account of the partner, it will deem that Party B fulfills the obligation of the entrusted payment. Party A shall confirm whether such a payment is successful within one (1) working day after the payment in a timely manner. If the payment fails, Party A shall inform Party B at once. Party A shall guarantee that the partner and use of the Loan are in line with the transactional documents.

(4) The formal examination of the above elements of payment means that neither confirms Party B the authenticity and legal compliance of any transaction nor intervenes with any dispute between Party A and its cooperator or any other third party or any responsibility and duty burdened by Party A. For any damages suffered by Party B due to the entrustment, Party A shall compensate Party B.

(5) In the event that any payment was not successfully or timely archived into the account of Party A's cooperator due to the materials provided by Party A not being integrated, authentic, in compliance with the specific use of the capital, or the conflicts exist in the materials provided by Party A, which are not the fault of Party B, both Parties shall follow the agreements below:

(i) all the damages, including, but not limited to, failure of paying the Loan or failure of paying the Loan in a timely manner, shall be burdened by Party A. Party B shall not be liable for such damages and any loss suffered by Party B shall be compensated by Party A;
(ii) Party A shall not dispose such a Loan in any manner (including, but not limited to, transferring and withdrawing deposit);
(iii) Party A shall provide new materials and correct information within ___3__ working days as required by Party B.

If Party A breaches any of the above agreement, Party B is authorized to recover such loan capital ahead of the schedule.

(6) Any failure, mistake, delay of paying the Loan, other risks, liabilities and damages shall be burdened by Party A and Party B shall not be liable for the aforementioned. Party A shall compensate Party B all the damages arise hereof.

7. Payment by Party A

In the event that does not satisfy the requirements addressed in the above Section 1 of Article 6 regarding the entrusted payment, Party A is authorized to pay by itself, i.e. Party A will pay for its cooperator after Party B's archiving the loan capital into the Loan Issuing Account based upon Party A's application for withdrawing deposit. Party A shall guarantee that the cooperator and use of the Loan are in line with the transactional documents.

8. Regardless of whether the payment is made by Party A or entrusted to Party B, once the loan capital is archived into the Loan Issuing Account, it is deemed that Party B has fulfilled its obligation of issuing the capital. Party A shall guarantee that the status of the Loan Issuing Account is normal (including, but not limited to, freezing by competent authorities, deducting and so on). Any freezing or deducting conducted by the relevant authorities after the loan capital is archived into the Loan Issuing Account, other risks, liabilities and loss shall be shouldered by Party A. All the damages suffered by Party B shall be compensated by Party A.

9. When any of the following events occur, Party B is authorized to change the method of paying the loan capital, including,

but not limited to, adjusting the entrusted payment (such as, adjusting the standard amount of the entrusted payment), altering the payment method of a single loan capital and so on:

(i) Party A breaches any agreement under this Contract;
(ii) Any event that could harm the credit of Party B as agreed under this Contract;
(iii) Other situations where Party B deems that it is necessary to change the payment method of the loan capital.

When Party B changes the payment method, Party A shall provide new materials as agreed under this Contract and required by Party B.

ARTICLE 6 USE AND SUPERVISION OF THE ACCOUNT

1. Loan Issuing Account

The Loan Issuing Account under this Contract shall be decided in accordance with the No.2 method as follows:

(i) Within _blank___ working days after the Contracts becomes effective and prior to the first loan issuance, Party A shall open a special capital issuing account under the services of Party B. This account shall specialize in issuing and paying all the loans under the Contract.
(ii) Other accounts of Party A opened under the services of Party B (Account No.: _35001677607059558888).

2. Capital Collecting Account

(1) Within _blank__ working days after the Contract becomes effective, Party A shall open a capital colleting account or use an existing account (Account No.: _35001677607059558888) as the capital collecting account under the services provided by Party B.
(2) Party A shall report the fund flows of the capital colleting account to Party B _quarterly ("monthly" or "quarterly") as a circle. Party A shall collect and report the fund flows of the last circle to Party B no later than____15___ working days at the beginning of each circle.
(3) Party B is bestowed to manage the fund flows of the capital collecting account, concretely; the capital collecting account shall meet the ___(iii)___ requirement as follows:

(i) Average capital stock in the account: ______________________________
(ii) Time of the collecting fund: ____________________________
(iii) Ratio of total sale amount of Party A collected into the account: _Ratio of total sale amount of Party A collected into the account should be not less than the loan proportion provided by Party B .
(iv) Limitation on a single amount in the account payable to the outside: _______
(v) Limitation on amount in the account per day payable to the outside: _______
(vi) Limitation on signing with online banks: ____________________________
(vii) Any payment of the capital of the account to the outside shall be agreed by Party B: ____
(viii) Such an account shall only be used for collecting or paying loans under the Contract and is not allowed to be used for any other purpose: ___________________
(ix) ____
(x) Other requirements provided by Party B; (xi) Shall execute any related arrangement in line with the account management agreement entered into by Party A and Party B.

ARTICLE 7 REPAYMENTS

1. Sequence of Repayment

The repayment by Party A under the Contract shall be in accordance with the following rules:

Party B has the right to require Party A to repay any fee that should have been burdened by Party A but advanced by Party B as agreed under the Contract, and fees incurred to realize the credit of Party B. The remainder of the repayment shall be used to repay the interest first and then repay the principal in line with the rule of clearing the interest with the principal. However, as to the overdue principal and interest for ninety (90) days without being collected or other loans as regulated by laws, regulations and ordinances, Party A shall repay the principal first and then repay the interest after fulfilling the above fees.

2. Repayment of Interest

Party A shall repay Party B the interest at the date of settling such interest. The first day of repaying the interest is the first day of settling the interest after issuing the Loan. At the last time of repaying the Loan, the interest shall be repaid together with the principal.

3. Plan of Repaying Principal

The plan of repaying principal shall be decided in accordance with the 1st method:
(1) November 28, 2012, amount RMB 8,000,000;
(2) Date____________, amount ____________;
(3) Date____________, amount ____________;
(4) Date____________, amount ____________;
(5) Date____________, amount ____________;
(6) Date____________, amount ____________;
4. Method of Repayment

Party A shall prepare enough capital in the capital colleting account or other accounts opened under the services of Party B prior to the repayment date and make such accounts automatically transferred (Party B is authorized to draw the repayment in the account), or Party A shall repay the Loan via other accounts on the repayment date as agreed under this Contract.

5. Pre-repayment (early payment or prepayment) Prepayment of the loan

In the event that Party A decides to repay the Loan ahead of schedule, it shall inform Party B the prepayment in writing____30___ working days in advance. After Party B's consent, Party A is authorized to repay the partial or whole of the interest and principal ahead of schedule.

The amount of the prepayment by Party A shall be computed based upon the actual days of using the Loan and the interest of the Loan shall be in accordance with the Contract.

In the event that Party B agrees to the prepayment of the loan by Party A, Party A is authorized to charge Party B compensation that shall be decided in according with the 1 st standard as follows:
(1) Amount of compensation = amount of the repayment principal*number of repayment months × __0.5‰__, less than a month will be deemed as a month.

(2) _____Blank_______.

If Party A repays the Loan in installments and repays part of the principal, it shall repay the Loan in an opposite sequence. After prepayment, the interest on the remainder of the Loan shall be decided in accordance with the Contract.

ARTICLE 8 RIGHTS AND OBLIGATIONS OF PARTY A

1. Rights of Party A

(1) Party A is authorized to require Party B to issue the Loan in accordance with the Contract;
(2) Party A is authorized to use the Loan in line with the Contract;
(3) Party A is authorized to propose extending the term of the Contract by meeting the requirements of Party B;
(4) Party A is authorized to require Party B to keep trade secrets regarding materials of accounting information and operation provided by Party A confidential;
(5) Party A is authorized to prohibit any attempt at bribery by Party B and its employees and to report any behavior by Party B that breaches the laws and regulations relating to credit and loan interest, services charge and other behaviors to relevant authorities.

2. Obligations of Party A

(1) Withdraw deposits in line with the agreements under the Contract, fulfill repayment of the interest and principal of the Loan as well as the burden of any fees incurred under the Contracts;
(2) Provide relevant accounting information, materials of business operation and other documents as required by Party B, including, but not limited to, the quarterly balance sheet and income statement (income and expenditure statement for a public institution) of last quarter within the initial ____15___ days of first month of each quarter, provide the cash flow of each fiscal year as of or as at the end of the current fiscal year, and guarantee that all the materials provided are legal, authentic, integrated, accurate and effective.
(3) In the event that disadvantaged matters that will harm the debt paying ability of Party A or the credit of Party B occur, or the name, legal representative (supervisor), residence, business scope, registered capital, bylaws of company and other changes relating to administration on industry and commerce, Party A shall inform Party B within 3 working days in written and provide materials after such changes;
(4) Party A shall use the Loan in line with the Contract without the diversion or embezzling of funds, illegally engaging in business and transactions, investing in fixed assets or equity interests via the Loan, using the Loan in the areas of production and operation prohibited by the State, using the Loan for exchange of the debts incurred in the course of investing in the fixed assets and

equity interests of Party A; Party A shall coordinate and accept the examination and supervision by Party B regarding the business operation and accounting activities, use and payment of the Loan under the Contract, and relevant management requirements by Party B after issuing the Loan; Party A shall not rescind funds, transfer assets or take advantage of affiliated transactions to avoid any debt; Party A shall not use any false contracts entered into with its affiliates and credits of any negotiation or debt receivable to obtain any discount or pledge from a bank and extract any bank capital or credit; Party A shall repay the Loan in accordance with the Contract and shall not avoid the entrusted payment of Party B via breaking down into elements.

(5) If Party A uses the Loan under the Contract to engage in production, Party A shall obey relevant national regulations of environment protections;

(6) Party A shall not provide a guarantee to a third party by using the assets under the Contract without obtaining the consent from Party B prior to repaying the interest and the principal of the Loan;

(7) If Party A is a group client, Party A shall report any affiliated transactions accounting for 10% or more of Party A's net assets, including (i) the relationship of each transaction party; (ii) essential transactional items; (iii) amount of the transactions or relevant ratio; (iv) pricing policies (including those transactions without amount or with only nominal amount);

(8) Prior to Party A's merger, spin-off, transfer of equity interests, investment, material increase of debt financing and other significant events, Party A shall obtain a written consent from Party B. However, such consent of Party B will not affect any right to remedies asserted by Party B when Party B deems that the above events may harm the credit of Party B;

(9) Party A shall report the use and repayment of the Loan to Party A. Party A shall report the use and repayment of the Loan of last month to Party B within the initial ____15___ working days of each month and provide actual use of the Loan until such Loan has been fulfilled.

ARTICLE 9 RIGHTS AND OBLIGATIONS OF PARTY B

1. Party B is authorized to require Party A to repay the principal, interest and fees in a timely manner, manage and control the capital flow of the Loan, actively monitor the whole fund flow of Party A, collect the repayment ahead of schedule based upon the capital collecting of Party A, exercise other rights under the Contract and require Party A to perform other obligations under the Contract;

2. Party B is authorized to participate in the big financing of Party A (i.e. the total amount exceeds RMB50,000,000 or the equivalent currency), assets sale, merger, spin-off, restructure of equity interests, bankruptcy, liquidation and other activities to safeguard the credit of Party B. The details of the plan of participation shall be according to 1st item:

(1) When Party A engages in the above activities, it shall obtain the consent of Party B;
(2) Party B shall arrange for the big financing of Party A;
(3) The sale price of Party A's assets and buyer shall be in line with the following requirements: ___________Blank_____________________;
(4) Other methods that Party B deems appropriate to adopt.

3. Party B shall issue the Loan in line with the Contracts, except for any delay or failure which can be imputed to neither Party A or Party B;

4. Party B shall keep trade secrets regarding accounting information and business operation provided by Party A confidential except for otherwise required by laws, regulations, competent authorities or agreed by both Parties;

5. Neither shall Party B attempt to bribe Party A and its employees nor seek, accept any bribery attempted by Party A;

6. Neither shall Party B perform dishonestly or harm Party A's legal rights.

ARTICLE 10 BREACH OF CONTRACT

1. Breach of Contract by Party B and Liabilities

(1) In the event that Party B does not issue the Loan in line with the Contract without legitimate reasons, Party A is authorized to require Party B to fulfill the specific performance of issuing the Loan according to the Contract;
(2) If Party B charges unnecessary interest and fees by disobeying national laws or prohibitive regulations, Party A is authorized to require Party B to return such expenses.

2. Breach of Contract by Party A

(1) Party A breaches any agreement under the Contract or any legal obligation;
(2) Party A expresses or demonstrates by its conduct that Party A will not perform any of the obligation under the Contract;

3. Situations that May Harm Credit of Party B

(1) Party B will deem the following events potentially harmful to the credit of Party B under the Contract: occurrence of contract, trust (take over), lease, shareholding reform, decrease of registered capital, investment, association, merger, acquisition, purchase and restructure, spin-off, joint venture, substantial increase of debt financing, suspension of business, application for dissolution, revocation, application for bankruptcy, change of control of the actual shareholder or controller, transfer of material assets, winding up, closing of business, stiff fines by competent authorities, de-registration, revocation of business license, involving in significant legal disputes, difficulties of business operation or deterioration accounting, descending of credibility, inability to perform the normal obligations by the legal representative or the supervisor;

(2) Party B will deem the following events potentially harmful to the credit of Party B under the Contract: Party A fails to fulfill other maturity debts (including the debts to the entities of the China Construction Bank at each level and other debts to any third party), transfer the properties at a low price or without consideration, lessen or exempt credits of a third party, reluctantly perform other credits or rights, provide guarantee to a third party; Party A's financial index does not consecutively meet the requirement addressed in the Annex 2 named "Financing Index Binding Provision"; the fund flow of any account of Party A becomes abnormal (including, but not limited to, the capital collecting account and other accounts supervised by Party B); Party A materially breaches the Contract; The profitability of Party A falls; Use of the Loan becomes abnormal;

(3) Party A abuses the independent status of the legal entity or the limited liability of shareholders;

(4) Any pre-condition of consecutively issuing loan by Party B under the Contract does not satisfy;

(5) Party B will regard the following situations of the guarantor of the Contract as the events that may harm the credit of Party B under the Contract:

(i) Breach of any agreement under the guarantee agreement or the warranties and representations have any false statement, mistake, or omission;

(ii) Occurrence of contract, trust (take over), lease, shareholder reform, decrease of registered capital, investment, association, merger, acquisition, purchase and restructure, spin-off, joint venture, substantial increase of debt financing, suspension of business, application for dissolution, revocation, application for bankruptcy, change of control of the actual shareholder or controller, transfer of material assets, winding up, closing of business, stiff fines by competent authorities, de-registration, revocation of business license, involvement in significant legal disputes, difficulties of business operation or deterioration accounting, fall in credibility, inability to perform the normal obligations by the legal representative or the supervisor;

(iii) Other events of losing or potentially losing of the ability to guarantee.

(6) Party B will regard the following situations of the mortgage and pledge as the events that may harm the credit of Party B under the Contract:

(i) Damages, loss and decrease of value of the property under mortgage or pledge due to the behavior of any third party, expropriation by the State, confiscation, condemnation, re-collection without compensation, removal, market changes or other reasons;

(ii) Properties under mortgage or pledge are attached, detained, frozen, deducted, under liens, auctioned, supervised by administrative authorities, or their ownerships are under disputes;

(iii) Mortgagee or pledgor breaches any agreement under the mortgage or pledge agreement or the warranties and representations have any false statement, mistake, or omission;

(iv) Other events that may harm the realization of Party A's credit in the mortgage or pledge.

(7) Failure of formation, ineffectiveness, invalid, revocation, and cancellation of the Contract, guarantor's breaches or expression that he will not perform his duties, or the guarantor deems that any event that may harm the credit under the Contract; or

(8) Any other events that Party B deems could harm the credit of Party B under the Contract.

4. Measures of Remedies for Party B

In the event that the following section (2) and section (3) occur, Party B is authorized to a right or some of the rights as stated above:

(1) Terminating the Loan;

(2) Supplementing the conditions regarding issuing the Loan and payment;

(3) Altering the payment method of the Loan;

(4) Declaring an immediate maturity of the Loan and requiring Party A to repay any principal, interest and fee regardless whether such Loan has been due under the Contract;

(5) When Party A fails to use the Loan in accordance with the Contract, Party B is authorized to require Party A to pay a penalty fee equivalent to 1 % of the amount that is used not in line with the Contract and to refuse any capital that has not been withdrawn by Party A under the Contract;

(6) In the event that Party A does not use the Loan in line with the Contract, Party B is allowed to charge interest and compound interest according to the penalty rate and agreements of the interest settlement under the Contract commencing from the date when the Loan is not used as agreed in the Contract to the date when both the principal and the interest have been repaid;

(7) When any overdue repayment occurs and Party A fails to fulfill the repayment of the loan principal and interest (including the loan capital and interest that have been declared as partial or whole maturity), Party B is authorized to charge Party A the interest and the compound interest according to the penalty rate and agreements of the interest settlement under the Contract commencing from the date when the Loan is not used as agreed in the Contract to the date when both the principal and the interest have been repaid. An overdue loan means that Party A fails to repay the loan or fulfill the loan installments in line with the Contract.

Prior to the maturity of the Loan, any overdue interest of Party A shall be collected at a compound interest in according with the interest rate and the method of settlement under the Contract:

(8) Other measures of remedies, including, but not limited to:

(i) Party B is authorized to withdraw RMB or other equivalent currency from the account of Party A opened in the banking system of the China Construction Bank without informing Party A in advance;

(ii) Exercising rights of the guarantee;

(iii) Party A is required to provide new guarantees for all the debts under the Contract;

(iv) Refusal of Party A's disposing of relevant deposit in the bank account of opened in the banking system of the China Construction Bank;

(v) Dissolution of the Contract.

ARTICLE 11 MISCELLANEOUS

1. Burden of Fees

Any fee of legal services, insurance, evaluation, registration, safeguarding, appraisal, notary, tax, technology, environment, commission of settlement of payment relating to the Contract or its guarantee agreements shall be burdened by Party A except for otherwise agreed.

All the fees actually incurred in the course of realizing Party A's credit (including, but not limited to, litigation fees, arbitration fees, property preservation fees, business trip expenses, execution fees, evaluation fees, auction fees, notary fees, delivery fees, announcement fees, legal service fees and other fees) shall be the responsibility of Party A.

2. Use of Party A's Information

Party A vests rights of inquiry of the credibility of Party A in the relevant credibility database established and approved by the Bank of China and administrations of credit investigation or with other relevant entities and departments in Party B, and also authorizes Party B to submit any information of Party A to credibility databases set up and approved by the Bank of China and administrations of credit investigation. Party A also authorizes Party B to use and disclose Party A's information for purpose of business in a reasonable manner.

3. Announcement and Collection

Party B is authorized to report any overdue loan or other breach of contract of Party A to the relevant department or entity, and to collect the overdue repayments by means of announcement and through the news media.

4. Evidentiary Effect of Party B's Record

Unless any reliable and definite evidence exists, internal accounting records of Party B regarding the principal, interest, fees and records of repayment, receipts and certificates produced or reserved by Party B in the course of providing services of any withdraw, repayment, payment of interest for Party A, and records and certificates in the course of collecting the loan will constitute valid evidence of the credit relationship between Party A and Party B. Party A can not challenge such evidence by reason of Party B's unilaterally conducting or reserving the above records, receipts or certificates.

5. Reservation of Rights

Any tolerance, extension, preference of any breach or delay of the Contract or postponing of the performance of any right under the Contract can neither be regarded as giving up any right or benefit under the Contract or permission or acknowledgement of any breach of the Contract, nor limiting, prohibiting or halting the consecutive performance of such right and other rights or incurring that Party B's burdening the responsibilities and liabilities of Party A.

6. Except for the debts under the Contract, in the event that Party A is also the creditor of Party B of other debts which have expired, Party B is authorized to collect RMB or equivalent currency in the account of Party A opened in the banking system of the China Construction Bank. Party B shall not challenge that right of Party A.

7. In the event that Party A changes its business address or notice, it shall inform Party B in writing in a timely manner. Any

damage incurred due to delayed notice shall be burdened by Party A.

8. Collection of Accounts Payable

For all the accounts payable of Party A under the Contract, Party B is authorized to withdraw RMB or other equivalent currency from the account of Party A opened in the banking system of the China Construction Bank without informing Party A in advance. When the foreign currency needs to go through foreign exchange settlement or procedures of sale of foreign currency, Party A shall coordinate such settlements and procedures. The exchange risk rate shall be the responsibility of Party A.

9. Dispute Resolutions

Any dispute occurs in the course of performing the Contract. Such dispute could be resolved by negotiation otherwise, it will be resolved via the 1st method as follows:

(1) File a suit in the People's Court where Party B resides.

(2) Submit the dispute to ______blank________Arbitration Commission (the location is _________blank___________) in accordance with current and valid rules implemented by the Commission. The arbitral verdict is final and binding for both Parties.

In the course of a litigation or arbitration, other sections not involved in the dispute shall still be performed.

10. Pre-condition of Effectiveness

The Contract will be effective after signed and chopped by both the legal representative (supervisor) of Party A or its authorized power of attorney and the legal representative (supervisor) of Party B or its authorized power of attorney.

11. The Contract is in four duplicates.

12. Other agreed items: N/A.

ARTICLE 12 CLARIFICATION PROVISIONS

1. Party A clearly understands the business and limited authorization of Party B.

2. Party A has reviewed all the provisions under the Contract. As required by Party A, Party B has provided relevant explanation of provisions of the Contract. Party A has fully understood and acknowledged the meaning of the provisions under the Contract and the legal consequence hereof.

3. The signing and performing of the obligations under the Contract by Party A satisfy laws, regulations, ordinances and articles of association or internal documents of Party A. Party A has obtained the approval by both its internal department and/or competent State authorities.

4. The production and operation of Party A are in compliance with laws and regulations.

5. Party A is capable of a consecutive operation and legal sources of repayment the Loan.

6. Party A covenants that the Loan under the Contract demonstrates the real need of using the Loan and does not exceed the actual need.

7. Good credibility of both Party A and its controlling shareholder without any bad records.

8. Party B is authorized to entrust other branches of the China Construction Bank to issue the Loan under the Contract, perform and fulfill the obligations and duties under the Contract. Party A shall not object such entrustment.

9. Party A covenants that, at the time of making this Contract, no behavior or event of breaking any laws, regulations and ordinances regarding environment protection, energy saving and emission reduction and reduction of pollution, and Party A will strictly obey relevant laws, regulations and ordinances regarding environment protection, energy saving and emission reduction and reduction of pollution. If Party A falsely makes the above statements, fails to perform the above covenants, or any possibility that any occurrence of energy consumption or risk of pollution, Party B is authorized to stop issuing the Loan, declare the maturity of the credit ahead of schedule, or resort to other remedies as agreed under this Contract or permitted by laws.

Party A (office seal): Fujian Yada Group Co., Ltd

Legal Representative (person-in-charge) or Authorized Proxy (Signature): Zhang Youdai

Date: November 28, 2011

Party B (office seal): China Construction Bank Corporation Limited Songxi Sub-branch

Legal Representative (person-in-charge) or Authorized Proxy (Signature): Liu Liquan

Date: November 28, 2011

Annex 1

Basic Situation of the Loan

1. Detailed Use of the Loan under the Contract

Purchasing corns, mushrooms and fresh radishes.

Unless obtaining a written consent by Party B, Party A can not change the detailed use of the Loan.

2. Source of the Repayment under the Contract

Business Income

Party A shall guarantee the authenticity, legality of the source of the repayment and flow of the repayment shall be stable and sufficient.

3. Others: None.

Exhibit 10.29

Annex 2

Financial Index Binding Provisions

Financial index of Party A shall consecutively satisfy the following restrictions:

The liquidity ratio is no less than 1, the quick ration is no less than 0.5 and the asset-liability ratio isno more than 60%.

Party B is authorized to change the above restrictions upon informing Party A fifteen (15) days in advance.

Exhibit 10.30

Maximum Amount Mortgage Contract

Fujian Branch of China Construction Bank

Exhibit 10.30

The Maximum Amount Mortgage Contract (the Contract") is entered into by the following parties:

Guarantor (Party A): Please see Article 14 of the Contract for details.

Creditor (Party B): Please see Article 14 of the Contract for details.

Article 1 MORTGAGE PROPERTY

I. Party A shall set up a mortgage to the property as listed in the "Mortgage Property List" of the Contract.

II. The issuance of new certificate of property right or other rights, causing inconsistency between the "Mortgage Property List" or certificate of other rights (mortgage right) or certify documents of mortgage right kept by Party B and the above mentioned newly issued certificates of right or the registration at the registration authority, shall not be the reason for Party A to refuse to bear the mortgage responsibility.

III. Unless otherwise agreed by the both parties or otherwise stipulated by laws, any additional items on the mortgage property for reasons of adhesion, mixing, processing, reconstruction, etc. shall become the mortgage for the creditor's right of Party B, and Party A shall conduct the necessary procedures such as mortgage registration per the request of Party B.

IV. If the value of the mortgage properties has decreased or is going to decrease, which will affect the realization of the creditor's right of Party B, Party B shall set new mortgage per the request of Party B.

Article 2 THE GUARANTEE SCOPE AND THE LIMIT AMOUNT OF THE MAXIMUM MORTGAGE

I. The guaranty scope of this Maximum Mortgage Contract covers all the debts under the Master Contract including but not limited to the total principal, interest (including compound interest and penalty interest), breach penalty, compensation, other expense paid by debtor to Party B (including but not limited to relevant handling fee, telecom expense, sundry expense and relevant bank expense rejected by foreign beneficiary under the L/C), Party B's expense in realizing credits and guaranty rights (including but not limited to lawsuit expense, arbitration expense, property safeguard expense, travel expense, implementation expense, evaluation expense, auction expense, notarization expense, transportation expense, announcement expense and lawyer's expense).

II. See Article 15 of this Contract.

III. Even if the time of the formation of the loans, advanced fees, interests, or costs under the Master Contract or any other credits of Party B are not within the period for determine the credit, the above mentioned credits are still within the guarantee scope of this maximum mortgage. The expiration date of the period of the performance of the credit shall not be restricted or limited by the expiration date of the period for determine the credit.

Article 3 REGISTRATION OF THE MORTGAGE PROPERTY

Both Parties hereto shall, within five working days of execution of this Contract, proceed with mortgage registration procedures at relevant registration authority. Party A shall, on or before the day of completion of mortgage registration, submit to Party B for its custody the originals of Other Title Certificate, Mortgage Registration Certificate and other title certificates vesting with the mortgage property.

Article 4 CHANGE OF MASTER CONTRACT

I. Party A agrees that Party B and debtor may sign a Master Contract or make any modification to the Master Contract (including but not limited to the extension of the performance period of the debts or the increase of the principal amount of the credits) without notifying Party A, and Party A shall still bear the mortgage responsibility within the maximum amount and guarantee scope set forth by this Contract.

II. Party A's liability as a guarantor is not reduced or exempted due to any of the following conditions:

(II) Party B or the debtor has undergone change of formality, merging, integration, separation, capital increase/reduction, joint venture, joint business operation and name change;

(III) Party B has entrusted a third party to fulfill its due obligations under the Master Contract.

III. In case of the transfer of the credits under the Master Contract to a third party, the mortgages under this Contract shall also be transferred along accordingly, and Party A shall assist Party B and the relevant third party with the procedure of the mortgage alternation registration required by law.

IV. In case of invalidation, cancellation or voidance of any transfer of debts or credits under the Master Contract, Party A shall continue to be responsible as a guarantor for Party B according to this Contract.

Article 5 THE OCCUPATION AND SAFEKEEPING OF THE MORTGAGE PROPERTY

I. Party A shall duly occupy, safe keep and maintain the mortgage property, use the mortgage property reasonably, keep and mortgage property intact and pay all taxes related to the mortgage property on time. Party B has the right to examine the mortgage property, and may request Party A to submit to Party B for its custody the original certificate of right of the mortgage property.

II. In case Party A entrust or authorize a third party to occupy, safekeep or use the mortgage property, Party A shall notify such third party of the existence of Party B's mortgage right, and shall request the third party to keep the mortgage property intact, accept the examination of Party B and shall not hamper Party B in the realization of Party B's mortgage right.

III. Party A alone shall be responsible for the personal injury or property damage caused by the mortgage property. If Party B is held responsible for such damage or have advanced the compensation for such damage, Party B have to right to claim such cost from Party A.

Article 6 THE INSURANCE OF THE MORTGAGE PROPERTIES

I. Unless otherwise agreed by both parties, Party A shall purchase insurance for the mortgage properties according to the relevant law and the type, period and amount of the insurance required by Party B.

II. The content of the insurance policy shall be consistent with the requirements of Party B, and shall not contain any restrictive provisions which impair the interest of Party B. The insurance policy shall specially indicate that: Party B is the indemnity payee of priority (first beneficiary); no alternation of the insurance policy shall be made without the written consent of Party B; when an insurance risk happened, the insurance indemnity shall be wired directly to the designated account of Party B. If the mortgage properties are insured but the insurance policy has not specify the above mentioned content, corresponding notes and alternations shall be made on the insurance policy.

III. Party A shall ensure that the insurance is continuously effective, and shall not for any reason cause the insurance to be suspended, withdrew or invalidated, or decrease the liability of the insurer, or alter the insurance policy without the consent of Party B. If the debts guaranteed by Party A were not paid in full at the time when the insurance period is due, Party A shall renew the insurance and extend the insurance period accordingly.

IV. Party A shall, within five (5) working days of execution of this Contract (or of the day of completion of renewal of insurance if the insurance of mortgage property is renewed), deliver to Party B the original of the insurance policy against the mortgage property and shall reserve and maintain at Party B relevant documents necessary for making any insurance claim or transferring of insurance interests.

V. Party B can chose the following methods in dealing with the insurance indemnity of the mortgage properties, Party A shall assist with the relevant procedures:

(I) Upon Party B's consent, use the insurance indemnity to repair the mortgage properties to restore the value of the mortgage properties;

(II) Pay off or pay in advance the principle and interest of the credits and other relevant fees under the Master Contract;

(III) Provide mortgage for the credits under the Master Contract;

(IV) If Party A provides new guarantee which met the requirements of Party B, Party A can freely dispose the insurance indemnity.

Article 7 RESTRICTION ON PARTY A'S DISPOSAL OF MORTGAGE PROPERTIES

I. Party A shall not dispose the mortgage properties in any way without the written consent of Party B, including but not limited to lease, bestow, transfer, contribute, re-guarantee, move, use for public welfare purpose.

II. With the written consent of Party B, the payment received by Party A's disposing of the mortgage properties shall be deposited into a designated account of Party B; Party B has the right to chose any of the methods stipulated under Section V (II) to (IV) of Article 6 to deal with the money received from the above mentioned payment, and Party A shall assist with the relevant procedures.

Article 8 THIRD PARTY'S HAMPER

I. If the mortgage properties were levied, expropriated, removed, confiscated, recovered without consideration by the state, or seized, froze, detained, supervised, retained, auctioned, compulsorily occupied, damaged or disposed in other ways by any third party, Party A shall promptly notify Party B and take measures to stop, exclude, or other recovery measures to prevent the damage from expanding; Party A shall provide new guarantee which meet the requirement of Party B per Party B's request.

II. If any of the above mentioned circumstances happened, the rest of the mortgage property remains the mortgage for the credits of Party B. Any indemnity or compensation received by Party A for reason of the above mentioned circumstances shall be deposit into a designated account of Party B. Party B have the right to chose any of the methods stipulated under Sections V (I) to (IV) of Article 6 to deal with the money received from the above mentioned payment, and Party A shall assist with the relevant procedures.

Article 9 THE REALIZATION OF THE MORTGAGE

I. If the debtor fail to perform the debt matured under the Master Contract or declared to be matured in advance, or violate any other agreements reached under the Master Contract, Party B have the right to dispose the mortgage properties.

II. The value of the mortgage properties listed in the Mortgage Property List" of this Contract or otherwise agreed upon by both parties (estimated value"), whether or not registered with relevant authorities, does not represents the final value of the mortgage properties, the final value of the mortgage property shall be the net value which equal to the payment received for the disposition of the mortgage properties deducts all relevant tax fees.

If the mortgage properties are used to compensate for the credits of Party B, such estimated value shall not be regarded as the actual amount to offset the credits, the actual value of the mortgage properties shall be reached by negotiation between both parties or determined fairly according to law.

III. The payment received by Party B for the disposition of the mortgage property, after paying the cost of realization or auction (including but not limited to storage fees, evaluation costs, auction fees, transfer fees, tax fees, the land transferring fees for the use-right of state-owned land, etc.), shall be first used to payoff the debt under the Master Contract, and then the remaining amount shall be returned to Party A.

IV. If Party A is the debtor, Party B can apply for compulsory enforcement against Party A's properties other than the mortgage properties, and giving up mortgage right or the disposition of mortgage property do not serve as the prerequisite for such compulsory enforcement.

V. Party A shall not in any way (including performance and omission) hamper Party B to realize the mortgage right.

VI. Regardless of whether Party B has other guarantee (including but not limited to guarantee, mortgage, lien,) against the credits under the Master Contract, L/G, L/C, etc.), the time of setting and validity of such guarantee, whether such guarantee were provided by the debtor, Party A's obligation as a guarantor under this Contract shall not be reduced or exempted, Party B can directly request Party A to undertake its responsibility as a guarantor within the scope of the mortgage according to this Contract, and Party A shall not raise any objection.

VII. If the maximum amount of mortgage obligation stipulated by this Contract is lower than the unpaid amount of the actual credits under the Master Contract, and the debt under the Master Contract has not been fully performed after Party A perform its obligation as a guarantor, Party A hereby agree that when claiming (including claiming in advance) its subrogated rights or recovery rights to the debtor or other guarantors, it shall not in any way impair the interest of Party B, and agrees that the debt under the Master Contract shall be pay off prior to the exercise of Party A's subrogated rights or recovery rights.

Specifically, before Party B's credits were fully paid off,

(I) Party A agrees not to claim its subrogated rights or recovery rights to the debtor or other guarantors; if, for any reason, Party A realized such rights, the amount gained should be preferentially used to fulfill the unpaid credits of Party B;

(II) If there are real securities against the debts under the Master Contract, Party A agrees not to use subrogated rights or other reasons to claim the amount gained by disposing such collaterals, and the amount gained should be preferentially used to fulfill the unpaid credits of Party B;

(III) If the debtor or other guarantor have provided counter security to Party A, then amount realized from such counter security should be preferentially used to fulfill the unpaid credits of Party B.

VIII. If the Master Contract failed to be established, failed to come into effect, is invalid (in total or in part), or is avoided or cancelled, and Party A is not the debtor, then Party A and the debtor are jointly and severally responsible for the debtor's debt to return the property or indemnify the damage.

IX. Party A is well aware of the risk combined with the interest rate. If Party B, according to the provisions under the Master Contract or the interest rate policy of the State, adjust the level of the interest rate, the method of interest accrual or interest settlement, causing the increase of the amount of the interest, penalty interest, compound interest which the debtor should pay, Party A shall also be responsible for the increased part.

X. If, apart from the debts under the Master Contract, the debtor bears other matured debts towards Party B, Party B have the right to charge RMB or other currency expenses to compensate in the account set up by the debtor in the system of China Construction Bank for the collection of any of the debt, and Party A's responsibility as a guarantor will not be reduced or exempted.

Article 10 RESPONSIBILITY FOR BREACHING THE CONTRACT

I. Party A's Responsibility for Breaching the Contract

(I) If Party A breaches the Contract or any or its representation and warranty is false, wrong or omits information, Party B have the right to take one or more of the following measures:

1. Request Party A to correct the breach within a limited period of time;
2. Request Party A to provide new security;
3. Request Party A to compensate for the damages;
4. Dispose the mortgage properties;
5. Any other relieves or remedies permitted by law.

(II) Party B has the right to chose any of the measures stipulated under Section V (II) to (IV) of Article 6 to deal with the payment received for the disposing of the mortgage property, and Party A shall assist with the handling of the relevant procedures.

(III) If the mortgage is not properly set, or the value of the mortgage properties decreased, or Party B failed to promptly or fully realize its mortgage rights for reason of Party A, and Party A is not the debtor, Party B has the right to require Party A to be jointly and severally responsible with the debtor to the secured debts within the scope of guarantee under this Contract.

II. Party B's Responsibility for Breaching the Contract

If Party B, because of its own fault, lost the certificates of right of the mortgage properties provided by Party A; or when the debt under the Master Contract is fully performed, but Party B failed to return the certificates of right of the mortgage properties in time, or after receiving Party A's request, failed to assist with the cancellation procedure of the mortgage registration in accordance with law, Party A has the right to take one or more of the following measures:

(I) Request Party B to pay for the cost for the re-handling of the certificates of rights of the mortgage properties;

(II) Request Party B to return the certificates of right of the mortgage properties in a limited period of time, or assist Party A with the cancellation procedure of the mortgage registration.

Article 11 MISCELLANEOUS

I. The Bearing of Costs

Unless otherwise agreed upon by both parties, Party A shall bear all costs related to this Contract of the mortgage properties under this Contract (including but not limited to such costs for the occupation, management, disposing, registration, notarization, insurance, transportation, storage, safekeeping, evaluation, maintenance, auction, transfer, etc.).

II. Allocation and charging of payable expense

As for Party A's amount payable under the Contract, Party B has the right to charge RMB or other currency expense from Party A's account established in the China Construction Bank-it is not necessary to notify Party A in advance. Once it needs to handle the sales and purchasing of foreign exchange or exchange settlement, Party A is obliged to assist Party B; Party A shall bear the exchange rate risks.

III. Use of Party A's information

Party A allows Party B to inquire Party A's credit status from individual credit information database of People's bank of China or any other individual credit information database approved by credit rating authority or other relevant work unit, department and person. All credit report obtained are limited to be used on purposes stipulated in Provisional Rules on Management of Individual Credit Information Database issued by People's bank of China. Party A allows Party B to provide its credit information for individual credit information database of People's bank of China or any other individual credit information database approved by credit rating authority. Party A also agrees that Party B may use and disclose its information reasonably for the necessary of business.

IV. Collection by Public Notice

As for Party A's breach of the Contract, Party B has the right to report to the relevant government agency and make an announcement through news media to collect the debt.

V. Effect as Evidence of Party B's record

Except for reliable and confirmed contrary evidence, Party B's following documents constitute evidence to prove the credit relationship under the Master Contract: internal account record of Party B's principal, interest, expense and repayment record; receipt and voucher during debtor's handling withdrawal, repayment and interest payment made or reserved by Party B; loan collection record and voucher by Party B. Party A cannot object to Party B's personal fabrication or reservation of the above records, receipts and vouchers.

VI. Reservation of Right

Party B's rights under the Contract do not affect or eliminate any rights enjoyed according to relevant laws, stipulations and other contracts. Any grace, forgiving, preference or postponed exercising of any contract rights aimed at the breach or delay cannot be taken as the abandonment of rights and interests under the Contract or permission or approval of any breach of the Contract; besides, they do not affect, block or hinder the continuous exercising of the rights or exercising of any other rights and do not ask Party B to bear any responsibilities and obligations for Party A.

If Party B fails to exercise or delays exercising of any rights under the Master Contract or fails to completely utilize any rescue operation under the Master Contract, Party A's guaranty responsibilities under the Contract can not be reduced or exempted; however, once Party B reduces or exempts the debts under the Master Contract, Party A's guaranty responsibilities under the Contract are reduced and exempted accordingly.

VII. Party A should promptly notify Party B in the event of Party A's dismantlement, dissolution, going into bankruptcy procedure, annulment, the cancellation of Party A's industry and commerce registration, the suspension of Party A's business license, or mortgage properties were, for reasons of natural causes or a third party, damaged, lost, infringed, out of Party A's control, or the ownership of the mortgage property is in dispute or its certificate was annulled.

VIII. Debtor's dissolution or bankruptcy

In the event that Party A knows that the debtor has entered into dissolution or bankruptcy procedure, it shall immediately notify Party B to report the debts; at the same time, it shall participate in the dissolution or bankruptcy procedure in a timely manner and exercise the claim right in advance. If Party A knows or should have known that the debtor has entered into dissolution or bankruptcy procedure but fails to exercise the claim right in advance, Party A shall be responsible the incurred losses.

In spite of Section 6 of Article II, if Party B and debtor reach a reconciliation agreement in the debtor's bankruptcy procedure or a restructuring plan, Party B's rights under the Contract are not affect by reconciliation agreement or restructuring plan; Party A's guarantee responsibilities are not reduced or exempted. Party A can not defend against Party B's claim of right through the conditions stipulated in the reconciliation agreement and restructuring plan. As for the credits compromised by Party B in the reconciliation agreement and restructuring plan to the debtor without repayment, it still has the right to require Party A for continuous repayment.

IX. Dissolution or Bankruptcy of Party A

In the event that dissolution or bankruptcy occurs to Party A, even if Party B's right of debts under the Master Contract has not expired, Party B has the right to participate in the dissolution or bankruptcy procedure and claim the right.

X. In case of any changes in Party A's communication address or contact method, it shall immediately notify Party B in written form; in case of any losses arising from timely notification failure, Party A shall bear relevant losses by itself.

XI. If Party A or debtor fails to strictly comply with relevant laws, stipulations or regulations concerning environmental protection, energy saving, discharge reduction and pollution reduction or in case of any possible energy consumption and pollution risks, Party B has the right to exercise the guaranty rights under this Contract in advance and adopt other remedial measures permitted by the Contract or law.

XII. Conditions for the Effectiveness of the Contract

This Contract becomes effective upon signing or official seal by Party A's legal representative (responsible person) or authorized agent and signature or official seal by Party B's responsible person or authorized agent.

Article 12 Mortgage Property List

See Article 19 of this Contract.

Article 13 PARTY A'S REPRESENTATIONS AND GUARANTEES

I. Party A fully understands Party B's business scope and authorized power.

II. Party A has read all the provisions of the Contract and Master Contract. In response to Party A's requirements, Party B has specified relevant provisions of this Contract and Master Contract. Party A has known and adequately understood the meaning of provisions in this Contract and Master Contract and its legal consequence.

III. Party A has the legal qualification of a guarantor. Party A's guarantee under this Contract is in compliance with the provisions of laws, administrative regulations, rules and the article of association or internal documents of Party A, and has been approved by the Company's internal competent institutions and/or national competent authorities. All the duties incurred due to that Party A has no right to sign this Contract shall be burdened by Party A, including but not limited to fully compensate the losses of Party A caused hereby.

IV. Party A has confirmed it adequately knows the debtor's assets, debts, business, credits and reputation, whether it has the main qualification and power of signing the Master Contract as well as all the contents of Master Contract.

V. Party A enjoys the ownership right or right to disposal of the collaterals as confirmed by the laws. The collaterals are not public facilities, or properties that are prohibited to be circulated or transferred according to the laws, and are not involved in any title dispute.

VI. There are no other co-owners with respect to the collaterals, or although there are other co-owners, such mortgage or security has been approved in writing by such co-owners.

VII. The collaterals have no defects or title encumbrance other than those have been disclosed in writing to Party B, including but not limited to that the collaterals belong to articles prohibited for circulation, being seized, detained, under custody, rented, or under lien, or articles on which any purchase payment, repair fee, construction price, tax, fee for granting of land use right or damages compensation is delayed or articles having been pledged to secure any other third party's interests.

VIII. All the data and information relating to the collaterals provided by Party A for Party B are true, legal, complete and accurate.

IX. The mortgage and guarantee provided by Party A will not infringe on any legal right and interest of any third party nor violate any legal obligation or any obligation set forth in this Contract.

Exhibit 10.30

Special Clauses

This Maximum-amount Mortgage Contract is numbered: (2009) Jian Ping Song Gao Di Zi No.3

ARTICLE 13 INFORMATION OF PARTIES TO THIS CONTRACT:

Mortgagor (Party A): Fujian Yada Froup Co., Ltd. (福建亚达集团有限公司)

Address: Shuinan Industrial Park, Songxi County （松溪县水南工业区）

Zip Code: 353500

Legal representative (person in charge): Zhan Youdai （詹有代）

Fax.: 2332598
Telephone: 2325688

Mortgagee (Party B): China Construction Bank Corporation Limited Songxi Sub-branch (中国建设银行股份有限公司松溪支行)

Address：No.121 Jiefang Street, Songyuan Town, Songxi County

Zip Code: 353500

Person in charge: Liu Liquan（刘立泉）

Fax.: 0599-2322644
Telephone: 0599-2322670

Whereas, for purpose of continually handling credit facilities (the following first item) for Fujian Yada Group Co., Ltd. (hereinafter referred to as the " **Debtor** "), Party B will enter into (and/or has entered into) with the Debtor during the period from 2011 to 2014 (hereinafter referred to as the " **Period for Determination of Creditor's Rights** ") the Renminbi Fund Facility Contract, Foreign Exchange Fund Facility Contract, Bank Acceptance Agreement, L/C Issuance Contract, L/G Issuance Agreement and/or other legal documents (the said contracts, agreements and/or other legal documents entered into during the Period for Determination of Creditor's Rights are referred to as the " **Master Contract** " hereinafter).

(1) Granting Renminbi/foreign exchange facilities;
(2) Acceptance of commercial draft;
(3) Issuance of L/C;
(4) Issuance of L/G;
(5) Other credit facilities: Left blank.

Party A is willing to provide a maximum-amount mortgage to secure the debts of the Debtor under the Maser Contract. Pursuant to relevant applicable laws, regulations and rules, and based upon mutual consultation, Party A and Party B hereby enter into this Contract with the intention to be bound hereby.

ARTICLE 14 AGREEMENT ON PARAGRAPH 2 OF ARTICLE 2

The maximum amount of the mortgage obligation under this Contract is (Type of Currency) RMB (amount in words) Thirteen Million Eight Hundred Sixty Thousand Yuan in total. If Party A has implemented its mortgage obligations in accordance with this Contract, the maximum amount shall be deducted accordingly with the amount which has been implemented by Party A.

ARTICLE 15 AGREEMENT ON ARTICLE 3

Both Parties hereto shall, within five working days of execution of this Contract, proceed with mortgage registration procedures at relevant registration authority. Party A shall, on or before the day of completion of mortgage registration, submit to Party B for its custody the originals of Certificate of *jus in re aliena* , Mortgage Registration Certificate and other title certificates vesting with the mortgage property.

ARTICLE 16 AGREEMENT ON PARAGRAPH 4 OF ARTICLE 6

Party A shall, within five working days of execution of this Contract (or of the day of completion of renewal of insurance if the insurance of mortgage property is renewed), deliver to Party B the original of the insurance policy against the mortgage property and shall reserve and maintain at Party B relevant documents necessary for making any insurance claim or transferring of insurance interests.

ARTICLE 17 OTHER AGREEMENTS

1. If Party A or the Debtor fails to comply with relevant laws, regulations or rules with respect to environmental protection, energy saving and emission reduction or reduction of contamination, or may cause any risk concerning energy consumption or pollution, Party B shall have the right to exercise its right to mortgage under this Contract, and may resort to any other remedy agreed under this Contract or permitted by the laws.

2. This field is left blank.

ARTICLE 18 RESOLUTION OF DISPUTE

Any dispute arising from or in connection with the implementation of this Contract may be settled through consultation, and if such a consultation fails, such dispute shall be settled through the first means listed in the following. During the proceeding of any litigation or arbitration, all provisions other than the provision(s) in dispute under this Contract shall remain enforceable.

(1) Institute legal proceedings to the people's court at the domicile of Party B;

(2) Submit such dispute to (This field is left blank) arbitration commission for arbitration at (The place of arbitration is left blank). The arbitration shall be conducted in accordance with the applicable arbitration rules in effect at the time of application for arbitration. The award thus given shall be final and binding upon both Parties hereto.

ARTICLE 19 THIS CONTRACT IS MADE OUT IN QUADRUPLICATE.

ARTICLE 20 AGREEMENT ON ARTICLE 12

The collaterals under this Contract are listed as follows:

List of Mortgage Properties

Title of collateral	Number of title certificate and other certificates	Address	Area or quantity	Value of collateral (Ten thousand Yuan)	Amount that has been mortgaged to secure other liabilities (ten thousand Yuan)	Remarks
Building or other right to use of land within the occupation area	Song Guo Yong (2002) No. 12, Song Guo Yong (2003) No. 023, Song Fang Quan Zheng Song Zi No. 020020116, Song Fang Quan Zheng Song Zi No. 020050294.	Shuinan Industrial Park, Songxi County and West Nong Gong Road, Songxi County.	Land area 26,000m^2, Constructi on area 17,000m^2	1980	This field is left blank	This field is left blank

ARTICLE 21 REPRESENTATIONS AND WARRANTIES OF PARTY A

1. Party A knows clearly the business scope, power and authorization of Party B;

2. Party A has read this Contract and all articles of the Master Contract. Party B has made explanation on relevant articles of this Contract and Master Contract as required by Party A. Party A has fully known and understood the meaning of all articles of this

Contract and the Master Contract and the legal consequence thereon.

3. Party A has the legal qualification to act as Guarantor. Party A's guarantee under the Contract conforms to the provisions of the laws, administrative rules and regulations, and Articles of Association or internal organizational documents of Party A, and has obtained approvals from the competent internal organizations of Party A or the competent Chinese authorities. Any and all liabilities resulting from Party A's liabilities of disqualification for entering into the Contract shall be assumed by Party A, including, but not limited to, indemnifying Party B against all the losses sustained by Party B therefrom.

4. Party A confirms that it has fully understood the information concerning the assets, debts, business, creditworthiness, and credit standing of the Debtor, whether the Debtor has the power and capacity to enter into the Master Contract all the contents of the Master Contract.

5. Party A enjoys the ownership right or right to disposal of the collaterals as confirmed by the laws. The collaterals are not public facilities, or properties that are prohibited to be circulated or transferred according to the laws, and are not involved in any title dispute.

6. There are no other co-owners with respect to the collaterals, or although there are other co-owners, such mortgage or security has been approved in writing by such co-owners.

7. The collaterals have no defects or title encumbrance other than those have been disclosed in writing to Party B, including but not limited to that the collaterals belong to articles prohibited for circulation, being seized, detained, under custody, rented, or under lien, or articles on which any purchase payment, repair fee, construction price, tax, fee for granting of land use right or damages compensation is delayed or articles having been pledged to secure any other third party's interests.

8. All the data and information relating to the collaterals provided by Party A for Party B are true, legal, complete and accurate.

9. The mortgage and guarantee provided by Party A will not infringe on any legal right and interest of any third party nor violate any legal obligation or any obligation set forth in this Contract.

Party A (company seal):	Party B (company seal):
Legal representative (person in charge)	Person in charge
Or authorized agent (signature)	Or authorized agent (signature)

Exhibit 23.1

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in the following Registration Statements:

Form S-8 333-172330 2010 Stock Incentive Plan

of our report dated March 30, 2012, with respect to the consolidated financial statements of Asia Green Agriculture Corporation, included in this Annual Report (Form 10-K) of Asia Green Agriculture Corporation for the year ended December 31, 2011.

/s/ PKF
Certified Public Accountants
Hong Kong, China
March 30, 2012

Exhibit 31.1

Certification

I, Zhan Youdai, Chief Executive Officer of Asia Green Agriculture Corporation (the "Registrant"), certify that:

1. I have reviewed this Annual Report on Form 10-K of Asia Green Agriculture Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: March 30, 2012

/s/ Zhan Youdai

Zhan Youdai, Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

Certification

I, Tsang Yin Chiu Stanley, Chief Financial Officer of Asia Green Agriculture Corporation (the "Registrant"), certify that:

1. I have reviewed this Annual Report on Form 10-K of Asia Green Agriculture Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: March 30, 2012

/s/ Tsang Yin Chiu Stanley

Tsang Yin Chiu Stanley, Chief
Financial Officer
(Principal Financial Officer)

Exhibit 32

CERTIFICATION OF
CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

Each of the undersigned hereby certifies, in accordance with 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, in his capacity as an officer of Asia Green Agriculture Corporation (the "Company"), that, to his knowledge, the Annual Report of the Company on Form 10-K for the period ended December 31, 2011, fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operation of the Company as of the dates and for the periods presented in the financial statements included in such report.

Dated: March 30, 2012

/s/ Zhan Youdai
Zhan Youdai, Chief Executive Officer
(Principal Executive Officer)

Dated: March 30, 2012

/s/ Tsang Yin Chiu Stanley
Tsang Yin Chiu Stanley, Chief
Financial Officer
(Principal Financial Officer)